

— 100 YEARS —

2022 Proxy Statement

NOTICE OF ANNUAL MEETING
OF STOCKHOLDERS

Thursday, April 21, 2022
8:00 AM, MDT
Virtual Meeting of Stockholders
Online Meeting Only

ATTENDING THE ANNUAL MEETING

We are pleased to welcome stockholders to the 2022 Annual Meeting. The Annual Meeting will be a virtual format conducted solely online via live webcast to provide a safe and widely accessible experience for our stockholders and employees. This format also has the benefit of improving broader participation, meeting efficiency and reducing costs. Stockholders will be able to listen, vote and submit questions from their home or any location with internet connectivity. Online access to the webcast will open approximately 15 minutes prior to the start of the Annual Meeting.

ATTENDING THE VIRTUAL MEETING AS A STOCKHOLDER OF RECORD

If you were a holder of record of common stock of Newmont, par value $1.60 per share, at the close of business on February 22, 2022 (the "Record Date") (i.e., you held your shares in your own name as reflected in the records of our transfer agent, Computershare), you can attend the meeting by accessing https://meetnow.global/MVHDJAW and entering the 15-digit control number on the Proxy Card or Notice of Availability of Proxy Materials you previously received.

REGISTERING TO ATTEND THE ANNUAL MEETING AS A BENEFICIAL OWNER

If you were a beneficial holder of record of common stock of Newmont, par value $1.60 per share, as of the Record Date (i.e., you hold your shares in "street name" through an intermediary, such as a bank or broker), you must register in advance to virtually attend the Annual Meeting. To register, you must obtain a legal proxy, executed in your favor, from the holder of record and submit proof of your legal proxy reflecting the number of shares of Newmont common stock you held as of the Record Date, along with your name and email address, to Computershare. Please forward the email from your broker, or attach an image of your legal proxy to legalproxy@computershare.com. Requests for registration must be labeled as "Legal Proxy" and be received no later than 5:00 p.m., Eastern Time, on April 18, 2022. You will then receive a confirmation of your registration, with a control number, by email from Computershare. At the time of the meeting, go to https://meetnow.global/MVHDJAW and enter your control number.

ASKING QUESTIONS

If you are attending the meeting as a stockholder of record or registered beneficial owner, questions can be submitted by accessing the meeting center at https://meetnow.global/MVHDJAW, entering your control number and clicking on the Q&A icon on the right side of the page. Enter your question in the box and click send.

To submit questions in advance of the Annual Meeting, visit https://meetnow.global/MVHDJAW and enter the 15-digit control number on the Proxy Card or Notice of Availability of Proxy Materials you previously received.

VOTING

Even if you plan to attend the Annual Meeting, we encourage you to vote your shares in advance online, or if you requested printed copies of the proxy materials, by phone or by mail, to ensure that your vote will be represented at the Annual Meeting.

For more detailed information, see the section entitled "General Information – Voting Your Shares" beginning on page 105 of this Proxy Statement.

The Notice of Meeting, Proxy Statement, and Annual Report on Form 10-K
are available free of charge at www.envisionreports.com/nem.

Dear Fellow Stockholders:

As your independent Chair, I am pleased to present Newmont's Proxy Statement and cordially invite you to our 2022 Annual Meeting of Stockholders to be held on Thursday, April 21, 2022, at 8:00 a.m. MDT.

The Annual Meeting will be held entirely online, which will allow for greater participation by all of our stockholders, regardless of their geographic location. Please see the Notice of Annual Meeting for more information about how to attend virtually.

This past year presented challenges as we continued to navigate the uncertainties of the COVID-19 pandemic around the globe. The Board is proud of what Newmont has delivered in our centenary year and commends our people around the globe who have continued to safely execute our strategy day in and day out - living our purpose of creating value and improving lives through sustainable and responsible mining.

INDUSTRY-LEADING VALUE CREATION

Newmont has maintained its position as the world's leading gold company with the strongest portfolio of operations and projects in top-tier jurisdictions. In 2021, Newmont generated more than $4.3 billion of cash from continuing operations, $2.6 billion of Free Cash Flow* (99.8% attributable to Newmont) and $6.0 billion in adjusted EBITDA* - while advancing our most profitable near-term projects. The Company also returned a record $2.3 billion to shareholders through dividends and share buybacks. Newmont ended the year in a position of strength with $5.0 billion of consolidated cash, $8.0 billion of liquidity and no debt maturities until 2029.

As we move into our next 100 years of sustainable and responsible mining, Newmont will continue to create long-term value for all of our stakeholders through our clear strategic focus, superior operational performance and commitment to leading environmental, social and governance (ESG) practices.

LEADING IN SUSTAINABILITY

ESG has been woven into the fabric of how Newmont has conducted business for more than 30 years. Widely recognized for our principled ESG practices, Newmont was named as mining industry co-leader and the top-ranked gold miner for the seventh consecutive year on the DJSI World Index, as well as being recognized as a top mining company on FORTUNE's list of the World's Most Admired Companies and listed on the Bloomberg Gender-Equality Index. The Board and management understand that continued commitment to ESG principles and practices is essential to ensuring our social acceptance and our ability to be a trusted leader in mining. The Safety and Sustainability



"ESG is woven into the fabric of our Company. The Board and management understand that continued commitment to ESG principles and practices is essential to ensuring social acceptance and our ability to be a trusted leader in mining."

Gregory Boyce
Independent Chair of the Board of Directors

---

*   Non-GAAP metrics; see Annex A-1 for reconciliations.

Committee of the Board oversees Newmont's Energy & Climate strategy, which includes climate targets and significant investment in climate change initiatives. As part of these initiatives, in 2021, we announced a strategic alliance with Caterpillar Inc. with the aim to develop a comprehensive all-electric autonomous mining system to support the achievement of zero emissions mining. Electrification goals include surface and underground mining infrastructures and haulage fleets at Newmont's Cripple Creek and Victor mine in Colorado, and Tanami mine in Northern Territory, Australia.

In 2021, the Audit Committee of the Board also focused on sustainable financing as a way to further demonstrate Newmont's commitments and values by creating a direct link between its sustainability performance and funding strategies. Newmont became the first in the mining industry to issue a sustainability-linked bond, with the public offering of $1 billion aggregate principal amount of 2.600% Sustainability-Linked Senior Notes due 2032. The coupon on the bond is linked to Newmont's performance against key ESG commitments regarding 2030 emissions reduction targets and the representation of women in senior leadership roles target. This follows Newmont's earlier decision to amend its revolving credit facility to include an interest rate margin adjustment based on the Company's ESG external ratings.

Newmont values accountability in reaching these targets, as well as transparency, and published our first Climate Report in 2021. I invite you to visit Newmont's Annual Sustainability Report, and Climate Report as well as our voluntary sustainability reporting at www.newmont.com/sustainability to learn more about how Newmont continues to build a safe, profitable and responsible business.

COMMITMENT TO INCLUSION AND DIVERSITY

Newmont believes that progressing an inclusive culture is critical to attracting and retaining the talented and diverse workforce and leadership necessary to ensure that Newmont is well-positioned to face operational and strategic challenges as an industry leader. The Board understands the importance of leading by example and thoughtfully considers our Board's composition.

As a global organization, Newmont benefits from having a diverse Board with deep senior management experience, in industry as well as specialized fields, and across operating regions. In late 2021, Dr. Emma FitzGerald and Mary Laschinger were appointed to the Board. They are experienced and distinguished directors, with extensive senior management experience and knowledge of complex global operations as former CEOs. Dr. FitzGerald brings an exceptional understanding of the energy and water industries, including experience with innovation and transition projects. Ms. Laschinger has valuable global business experience, including supply chain, manufacturing, sales and marketing. We believe this broad range of skills and experience enhances the Board's ability to provide meaningful strategic oversight.

More than 70% of the independent director nominees for election at the upcoming Annual Meeting bring a form of ethnic or gender diversity to the Board, with 45% female representation among independent directors. For additional information on all our Board candidates, see pages 14 to 27.

YOUR VOTE IS IMPORTANT

We encourage you to share your opinions, suggestions and concerns with us. Stockholder feedback is an important foundation for policy development and informs our strategy.

We encourage you to vote promptly, even if you plan to attend the 2022 Annual Meeting of Stockholders, and to submit questions and feedback in advance of the meeting.

Very truly yours,

Gregory Boyce
Independent Chair of the Board of Directors

THANK YOU FOR YOUR CONTINUED SUPPORT OF NEWMONT.

NOTICE OF 2022 ANNUAL MEETING OF STOCKHOLDERS

March 10, 2022

The Annual Meeting of Stockholders of Newmont Corporation will be held at **8:00 a.m., Mountain Daylight Time, on Thursday, April 21, 2022, at** https://meetnow.global/MVHDJAW to:

1. Elect Directors;

2. Approve, on an advisory basis, the compensation of the Named Executive Officers;

3. Ratify the Audit Committee's appointment of Ernst & Young LLP as Newmont's independent registered public accounting firm for 2022; and

4. Transact such other business as may properly come before the meeting.

Record Date: February 22, 2022

Date These Proxy Materials Are First Being Sent to Stockholders: On or about March 10, 2022

The 2022 Annual Meeting of Stockholders is being held in a virtual format conducted solely online which will allow for greater participation regardless of geographic location. All stockholders are invited to attend the Annual Meeting virtually.

It is important that your shares be represented at the Annual Meeting whether or not you are able to attend. If you are unable to attend virtually, please promptly vote your shares at your earliest convenience.

You may vote online prior to the meeting by visiting http://envisionreports.com/nem and entering the control number found in your Notice of Internet Availability of Proxy Materials, or, by phone or by mail. You may also vote during the Annual Meeting by visiting https://meetnow.global/MVHDJAW entering the control number, and following the instructions. Voting by the Internet or telephone is fast, convenient, and enables your vote to be immediately confirmed and tabulated, which helps Newmont reduce postage and proxy tabulation costs. For more detailed information, see the section entitled "General Information – Voting Your Shares" on page 105.

Your vote is important. Whether or not you plan to attend the Annual Meeting, please vote as soon as possible to ensure that your shares are represented and voted at the Annual Meeting.

By Order of the Board of Directors,

Nancy Lipson
Executive Vice President and General Counsel

 Scan this QR code to view digital versions of our Proxy Statement and 2021 Annual Report.

Our Proxy Statement and Annual Report are available at http://envisionreports.com/nem

TABLE OF CONTENTS

ABOUT NEWMONT CORPORATION

FOCUSED ON VALUE, DRIVEN BY PURPOSE

Our purpose is to create value and improve lives through sustainable and responsible mining.



Newmont™

— 100 YEARS —

#1 gold producer with ~8M GEOs* per year through 2031 and significant exposure to other metals

Proven operating model and deep bench of experienced leaders with strong track record

Focused on industry-leading returns to shareholders with disciplined capital allocation through the cycle

Industry's leading portfolio of world-class assets in top-tier jurisdictions

Strong free cash flow generation and margins with significant leverage to higher gold prices

Recognized sustainability leader committed to creating value and improving lives

2021 HIGHLIGHTS

Delivered **attributable gold production of 6.0M ounces*** at all-in sustaining cost of $1,062 per ounce; met updated full-year guidance

Protected the wellbeing of our workforce and communities throughout COVID-19 response

Generated $2.6B in attributable free cash flow** and >$250M of non-core asset sales

Advanced projects in organic pipeline to maintain steady growth and strong returns

Recognized as top gold miner for ESG; included in the Dow jones Sustainability World Index for 14 consecutive years

Returned $1.8B to shareholders through industry-leading dividend framework**

Progressed district consolidations with the **GT Gold transaction**

Launched first Climate Strategy Report, including pathways to achieve our climate targets

Completed $525M of share repurchases from $1B buyback program**

Delivered **first Autonomous Haulage Fleet** to gold mining industry

Formed **strategic alliance** with Caterpillar to achieve zero emissions mining

Executed sustainability-linked revolving credit facility and **industry's first $1B sustainability-linked issuance at 2.6%**

*-** See Annex A for a reconciliation of non-GAAP measures cautionary statement and endnotes, including with respect to attributable production, free cash flow and shareholder returns, including dividends and share buybacks.

Our Response to COVID-19

Looking back over the past two years, Newmont is incredibly proud of how our global teams have responded to the COVID-19 crisis and remained committed to Newmont's values. We are grateful for the sacrifices people have made, and continue to make, to support our business and, most importantly, to keep themselves, their families, their colleagues and members of their communities healthy, safe and supported during the pandemic. Navigating an ever-changing set of challenges presented by the COVID-19 pandemic continues to impact the global economy, disrupt global supply chains and workforce participation. As a global business, we remain committed to doing our part to combat the COVID-19 pandemic and protect people and their livelihoods. We continue to sustain robust controls at our operations and offices around the globe to protect both our workforce and the local communities in which we operate, including:

- ▶ Enforcing social distancing protocols;
- ▶ Providing flexible and remote working plans for employees;
- ▶ Providing logistical and healthcare support to nearby communities where needed;
- ▶ Enhancing screenings at entry to sites and pre-travel and on-entry screening tests for sites in high risk locations;
- ▶ Restricting workplace access for confirmed and suspected COVID cases, as well as close contacts; and,
- ▶ Requirement for full vaccination to enter any Newmont workplace, where legally permissible.

Vaccination rates for the workforce are high, and Newmont works to support vaccination accessibility for the workforce.

Additionally, in April 2020, we established the Newmont Global Community Support Fund, a $20 million fund to help host communities, governments and employees combat the COVID-19 pandemic, of which approximately $14 million has been distributed through December 31, 2021. The fund is designed to focus on employee and community health, food security and local economic resilience through partnerships with local governments, medical institutions, charities and non-governmental organizations to address the greatest needs with long-term resiliency and future community development in mind.

As the COVID-19 pandemic continues to evolve, so will our practices – in line with Newmont's commitment to protect the health and safety of our workforce and host communities as our guiding principle.

Our People

Newmont's purpose, to create value and improve lives through sustainable and responsible mining, is realized through our commitment to ESG, operational excellence, growth, and our people. It's our strong-held belief that we maintain a competitive advantage through our people with industry leading engagement, leadership, and commitment to inclusion and diversity. Our values of safety, integrity, sustainability, inclusion, and responsibility are engrained in our culture, impact each action that we take, and are the foundation of our Code of Conduct.

The success of our business comes from the accomplishments and wellbeing of our employees and contractors. At the end of 2021, we employed approximately 14,400 people and had approximately 16,600 people working as contractors. Our goal is to build a workplace culture that fosters leaders and allows every person to thrive, contribute, and grow. Our global People Policy is publicly available on our website and states our commitments to employees, which are supported by global standards on employment practices.

Our global talent philosophy reinforces our desired culture and provides guiding principles for design of all people systems and ensures programs are aligned with desired outcomes. The strategy's focus areas include enhancing the employee experience and evolving for future workforce needs; building our bench strength and leadership capabilities; developing effective labor relations that align stakeholders with a shared future; and progressing our inclusion and diversity. We believe that progressing an inclusive workplace culture is a critical part of tackling the challenge of attracting and retaining diverse employees. In 2021, we were active participants in the Paradigm for Parity framework, a coalition of business leaders committed to a workplace where women and men have equal power, status and opportunity in senior leadership by 2030, and we are committed to advancing the UN Sustainable Development Goal to achieve gender equality.

Setting the tone at the top, the Company's Board has been recognized as a leader in Board diversity and inclusive leadership. Our Board values diversity across a number of categories, including diversity of gender, race, ethnicity and nationality, as well as professional backgrounds, in order to ensure that the mix of perspectives, expertise and skills necessary to oversee execution of the Company's strategy are present in our boardroom.

On a regular and ongoing basis, our Leadership Development and Compensation Committee of the Board reviews our approach to human capital management, including our global inclusion and diversity strategy, workforce analytics, succession plans, talent pools, development plans and talent movement and trends with respect to the Company overall or in certain geographic markets or business units.

Additional information regarding human capital management can be found in the Newmont's Annual Report on Form 10-K for the year ended December 31, 2021, and in the Company's Annual Sustainability Report accessible through www.newmont.com/sustainability. Newmont reports employment data in U.S. Equal Employment Opportunity Commission EEO-1 reports for our U.S-based workforce. However, the U.S. EEO-1 reports represent only a small portion of our global workforce. As such, in our annual sustainability report, Newmont voluntarily reports global workforce and labor information in accordance with GRI Sustainability Reporting Standards, including data on workforce demographics, compensation and equal remuneration, gender diversity, union representation, labor relations, employee turnover, hiring representation, and training and development.

Our Approach to ESG

Newmont has 100 years of experience developing mineral resources. Newmont's sustainability strategy is a foundational element in achieving our purpose of creating value and improving lives through sustainable and responsible mining. It reflects our approach to managing sustainability risks and considerations across the business and is embedded in our overall business strategy.

We also recognize that sustainability means protecting the health, safety and wellbeing of our workforce and host communities. We are committed to continuously advancing our methods and practices that enhance our governance, protect people, support host communities, and safeguard the environment and, in turn, earn the right to operate for the next 100 years.

Environmental and social practices in the mining industry have undergone a tremendous evolution over the past two decades, especially in the gold mining sector. Environmental stewardship is central to our business. Our approach continues to evolve as we strive to set a standard of excellence and transparency.

2000-2005	2005-2010	2010-2015	2015-2021
Founding member of ICMM (2001)	Initial signatory of the International Cyanide Management Code (2005)	Adopted Conflict-Free Gold Standard (2013)	**Sustainability and safety targets included in compensation plans** (2016)
Founding member to Partnering Against Corruption Initiative (2003)	Named to DJSI North America Index (2006) & World Index (2007)	**Established annual public sustainability targets** (2014)	Initiated **Fatality Risk Management** program to support a fatality, injury and illness free environment (2017)
Established Safety & Sustainability Board committee (2004)	**Appointed Company's first Chief Sustainability Officer** (2007)	Early adopter of the UN Guiding Principles on Business and Human Rights Reporting Framework (2015)	**Began implementing global industry standard on tailings management** (2020)
Supporter of Extractive Industries Transparency Initiative (2003 to date)	Began annual CDP Climate and Water disclosures (2010)	**DJSI World gold industry sustainability leader** (2015-2021)	**Set 2030 science-based climate targets** and 2050 carbon neutral goal (2020)
First sustainability report issued (2004)			**First climate report issued** (2021)

Newmont has committed to meet climate targets of greater than 30% reduction in greenhouse gas emissions by 2030 for Scope 1 and 2 and 30% reduction for Scope 3, with an ultimate goal of becoming net zero carbon by 2050. These targets have been validated by the Science-based Target initiative. As a part of our climate commitment, we will significantly invest in climate change initiatives. Newmont issued its first Climate Report in 2021 which details Newmont's governance, strategy and portfolio resilience to a range of climate scenarios and tracks the Company's progress in achieving its climate targets.

As a result of our long-standing commitment to sustainability and transparency, Newmont continues to be recognized for responsible business practices and as a mining leader in sustainability.

ESG RATINGS		ESG RECOGNITION	
S&P GLOBAL	**SUSTAINALYTICS**	**TRANSPARENCY**	**CLIMATE**
99%	**23**	**#2**	**B**
Percentile ranking global metals and mining sector	*ESG Risk Rating measures exposure and management of material ESG risks**	*Most transparent company in S&P 500; Bloomberg ESG Disclosure Score*	*CDP Climate Scores reflective of coordinated action on climate issues*
MSCI	**ISS GOVERNANCE QUALITYSCORE**	**GLOBAL TOP 100**	**HUMAN RIGHTS**
AA	**1**	**#6**	**#19**
Top-quartile Precious metals and mining	*Top-decile for high-quality governance practices and lower governance risk*	*Ranking among the 100 Best Corporate Citizens by 3BL*	*Among more than 200 Companies on Corporate Human Rights Benchmark*

Named as the Co-Leader of Mining & Metals sector on the Dow Jones Sustainability Index in 2021

Ratings and rankings can fluctuate throughout the year, either based on Newmont performance, or relative to sector rankings and/or ratings agency scoring changes and periodic updates. Ratings and recognition items shown here are effective as of February 11, 2022 and are subject to change. *The Sustainalytics rating shown on the ESG screen of the Bloomberg terminal has changed from a percentile rank to a risk score. Newmont's 23 score translates to Medium Risk.

Our Sustainability Strategy

SUSTAINABILITY FRAMEWORK

Reporting
Transparently reporting on our performance helps us build trust with stakeholders by holding ourselves accountable for results and acknowledging areas for improvement.

Targets
Clear targets challenge us, drive improvement and allow stakeholders to assess our performance in the areas that matter most.

Metrics/Indicators
Metrics and indicators track our performance.

Systems
Efficient and effective management systems improve cross-functional collaboration and drive a consistent approach to risk management across the business.

Strategy/Standards/Procedure
Efficient and effective management systems improve cross-functional collaboration and drive a consistent approach to risk management across the business.

Policies
Our global policies, including our Sustainability and Stakeholder Engagement Policy, codify our commitments to stakeholders and are the foundation of the framework.

Our sustainability strategy's implementation framework provides a systematic and pragmatic approach. A foundational Sustainability and Stakeholder Engagement Policy (the "Policy"), which was reviewed and approved by our Board's Safety and Sustainability Committee (the "S&S Committee"), is supported by the strategies, standards, systems and metrics that drive our performance. Sustainability and safety are integrated into the business at all levels of the organization, with key objectives incorporated into our global standards, strategies, business plans and remuneration plans.

Board Oversight

We believe that strong governance is fundamental for sustainable environmental and social performance. The Board's S&S Committee actively engages with management, providing advice, counsel and recommendations, and oversight on matters relating to health, safety, security, sustainable development, environmental management and affairs, stakeholder relations, human rights, cultural heritage, government relations and communications issues.

Jane Nelson, who has a long and distinguished career advocating for sustainable business practices and is the Founding Director of the Corporate Responsibility Initiative at Harvard Kennedy School, became S&S Committee Chair in 2019, and will continue to serve as its Chair in 2022.

Strategic Imperatives

Three strategic imperatives — performance, social acceptance and reputation, and risk management — drive the programs necessary to deliver our sustainability strategy:

▶ **Performance:** Investors and other stakeholders are increasingly interested in the link between non-financial performance and long-term value creation.

▶ **Social acceptance and reputation:** Programs and activities that build trust-based relationships with stakeholders include community participatory monitoring programs at several sites and transparently disclosing our performance in addressing human rights matters and community complaints and grievances.

▶ **Risk management:** Strategies and programs — such as those related to fatality risks, human rights, responsible sourcing, closure, energy and climate, water stewardship and tailings management — are examples of our proactive approach to managing both short- and long-term risks and preparing for emerging issues.

Non-financial (ESG) Disclosures

Investors are encouraged to review our Annual Sustainability Report (ASR) to see how we work toward making a positive difference in the lives of employees, stakeholders, business partners and host communities around the world.

We are committed to continuous improvement and reporting our performance in line with voluntary commitments, initiatives, memberships and disclosure frameworks. We remain committed to aligning our sustainability programs with leading practices, including the following:



In 2021, Newmont selected Pricewaterhouse Coopers LLP (PwC) as our third-party sustainability data assurance provider. PwC will assure Newmont's publicly reported sustainability data related to our ASR, WGC Conflict-Free Gold Report, GHG inventory, ICMM Performance Expectations and WGC Responsible Gold Mining Principles, and, in future years, Towards Sustainable Mining and Newmont's Risk Management System. PwC will use the ISAE 3000 standard, which is used widely for all industries and all types of non-financial public data.

Newmont's current transparent non-financial reporting suite, as outlined below, can be found on our website at https://www.newmont.com/sustainability. The Company expects to further enhance its voluntary reporting in 2022 with the addition of a tax transparency report and more accessible disclosure of beneficial ownership and mineral development contracts.

Annual Sustainability Report (ASR) & Assurance Statement	Annual review of non-financial performance updates on governance, strategy, risk management and performance in key areas that include health, safety and security, workforce, the environment, supply chain, social acceptance, ethics and compliance, value sharing, equity, inclusion and diversity, providing decision-useful information for stakeholders. The ASR follows global standards and guidelines for non-financial disclosures and includes a disclosure framework index. The ASR is compiled in accordance with the GRI Standards Core option, the GRI Mining and Metals Sector Supplement, the SASB Metals & Mining Sustainability Accounting Standard, and reflects Newmont's commitment to transparency and reporting obligations as a founding member of the International Council on Mining and Metals and as an early adopter of the UN Guiding Principles Reporting Framework. The ASR is accompanied by an independent assurance statement attesting the accuracy, reliability and objectivity of the data included in the scope.
Climate Report (CR) & Assurance Statement	Newmont's approach to ensuring business resiliency in the face of climate change. Following the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD), the report covers climate governance, strategy, risks and opportunities, as well as performance metrics and targets in support of a smooth transition of achieving a well-below 2 degree reduction by 2030, in line with the Paris Agreement, and to help the Company reach its net zero carbon emissions aspirations by 2050. The CR is accompanied by an independent verification on the accuracy of the GHG emissions reported, and on the underlying systems and processes used to collect, analyze and review the information.

ESG Data Center	All of Newmont's ESG data housed digitally in one centralized location for easy access by stakeholders, primarily the investment community, for decision-making purposes. Available in downloadable, locked MS Excel file format.
Economic Impact Reports	Reports on the economic benefits supported by Newmont's mining activities to host countries and local communities, including: local employment and job creation, direct and indirect economic value creation, and payments to governments.
Conflict-Free Gold (CFG) Report & Assurance Statement	Summarizes how Newmont conforms to the requirements of World Gold Council's CFG Standard to ensure that our gold has been extracted in a manner that does not cause, support or benefit unlawful armed conflict or contribute to human rights abuses or breaches of international humanitarian law. The CFG Assurance Statement is an independent assurance statement that attests that Newmont's CFG Report is prepared and presented in accordance with the requirements of the CFG Standard (October 2012).
Policy Influence Disclosure	Disclosure on how Newmont engages in policy dialogue in order to ensure transparency in policy and lobbying practices in alignment with Newmont's values. Details membership and trade associations, policy perspectives, lobbying reporting and political contributions.
CDP (formerly Carbon Disclosure Project) Climate and Water Questionnaire responses	Responses to investor-led CDP Questionnaires for CDP Water Security and for CDP Climate Change. Questionnaires cover Newmont's approach to governance, risks and opportunities, business strategy, targets and performance related to climate and water aspects and impacts of Newmont's operations.
EEO-1 Forms	Disclosure on U.S. employee data including race/ethnicity, gender and job categories. Required under section 709(c) of Title VII of the Civil Rights Act of 1964, as amended, 42 U.S.C. § 2000e-8(c), and 29 CFR 1602.7-.14 and 41 CFR 60-1.7(a) for eligible companies.
Extractive Sector Transparency Measures Act (ESTMA)	Disclosure of certain types of payments made to governments in Canada and abroad based on Newmont's Canadian operations. ESTMA was implemented in an effort to raise transparency and reduce corruption in select sectors, including mining.

PROPOSAL NO. 1 – ELECTION OF DIRECTORS

Board Demographics

At Newmont, we are proud that the commitment to inclusion, one of Newmont's core values, starts at the top. Newmont's value of inclusion helps us attract and retain the industry's top talent so we can achieve differentiated business results today and well into the future. A range of qualities, including gender, race, ethnicity and nationality are well represented on Newmont's 2022 Director nominee slate, with over 70% of independent directors bringing a form of diversity.*


Over 70% Ethnic/Gender Diversity

8 out of 11 independent directors are gender/ethnically diverse


Gender Diversity



45%
5 female
out of 11

Ethnicity



1
Ghanaian

1
Cuban

1
Mexican

Nationality



1
French

1
Mexican

2
British

1
Canadian

1
Ghanaian

4
American

2
Australian

---

*   Our Board is comprised of 11 independent non-executive directors and one executive director, our President and CEO.

Skills, Qualifications and Experience	Each nominee brings a strong and unique background and set of skills to the Board, giving the Board, as a whole, competence and experience in a wide variety of areas, including:

 Public Company CEO Experience

 Accounting Experience

 Health & Safety Experience

 Compensation Expertise

 Risk Management Experience

 Mergers & Acquisition Experience

 Extractive Experience

 Leading Academic

 Environmental & Social Responsibility Experience

 Public Company Chair or Lead Director Experience

 International Business Experience

 Finance Expertise

 Innovation and Technology Expertise

 Government/Regulatory Affairs Experience

 Designated Audit Committee Financial Expert

 Operational Delivery

---

Engagement of the Board	▶ 17 Board of Director meetings and 23 Board Committee meetings in 2021
	▶ 99% overall attendance rate at Board of Director meetings and Board Committee meetings for all incumbent Directors standing for re-election

 **FOR**

The Board of Directors unanimously recommends a vote **FOR** each director nominee.

PROPOSAL NO. 2 – TO APPROVE, ON AN ADVISORY BASIS, THE COMPENSATION OF THE NAMED EXECUTIVE OFFICERS

Our executive compensation program is designed to include pay practices that drive behaviors that deliver business results aligned with our purpose. We believe our compensation program provides the appropriate mix of fixed and at-risk compensation. A majority of executive pay is performance-based and delivered through long-term incentives, and realized pay has followed shareholder investment outcome trends over the last five years.

 **FOR**

The Board of Directors unanimously recommends a vote **FOR** this proposal.

PROPOSAL NO. 3 – RATIFY APPOINTMENT OF AUDITORS

The Board and the Audit Committee believe that the continued retention of Ernst & Young to serve as Newmont's independent auditor for the year ending December 31, 2022, is in the best interest of Newmont and its stockholders.

 **FOR**

The Board of Directors unanimously recommends a vote **FOR** this proposal.

PROPOSAL NO. 1 — ELECTION OF DIRECTORS



Voting for Directors

If you hold your Newmont stock through a broker, bank or other financial institution, your Newmont stock will not be voted on your behalf on the Election of Directors unless you complete and return the Voting Instruction Form or follow the instructions provided to you to vote your stock via telephone or the Internet. Because your broker does not have discretionary authority to vote on this proposal without instructions from you, if you do not instruct your broker, bank or other financial institution how to vote, a “broker non-vote” will occur and your shares will not be represented in the Election of Directors vote at the Annual Meeting.

Majority of Votes Cast Standard for the Election of Directors

Our By-Laws provide that in an uncontested election each Director will be elected by a vote of the majority of the votes cast, which means the number of votes cast “for” a Director’s election must exceed 50% of the number of votes cast with respect to that Director’s election. Votes cast shall include votes to withhold authority, but shall exclude abstentions. Votes will not be deemed cast if no authority or direction is given. As such, abstentions and broker non-votes are not counted as votes cast and therefore will have no effect on determining whether the required majority vote has been attained.

If a nominee for Director does not receive the vote of at least a majority of votes cast with respect to that nominee at the Annual Meeting, it is the policy of the Board of Directors that the Director must tender his or her resignation to the Board. In such a case, the Corporate Governance and Nominating Committee will make a recommendation to the Board whether to accept or reject the tendered resignation, or whether other action should be taken, considering all of the facts and circumstances. The Director who has tendered his or her resignation will not take part in the deliberations. For additional information, our Corporate Governance Guidelines are available on our website at http://www.newmont.com/about-us/governance-and-ethics/.

Director Skills and Qualifications

In addition to meeting the minimum qualifications set out by the Board of Directors under "Process for Selecting New Directors," on page 37, each nominee also brings a strong and unique background and set of skills to the Board, giving the Board, as a whole, competence and experience in a wide variety of areas, including board service, operational delivery, extractive industry and mining, mergers and acquisitions, corporate governance, compensation, executive management, private equity, finance, operations, manufacturing, technology, government, international business, health and safety, and environmental and social responsibility. The unique background, skills and qualifications that led the Board of Directors and the Corporate Governance and Nominating Committee to the conclusion that each of the nominees should serve as a Director for Newmont are set forth in the "Nominees" section below.

 FOR

> The Board of Directors unanimously recommends that the stockholders vote **FOR** each of the following nominees and, unless a stockholder gives instructions on the proxy card to the contrary, the proxies named thereon intend so to vote.

Nominees

Each of the twelve persons named below is a nominee for election as a Director at the Annual Meeting for a term of one year or until his/her successor is elected and qualified. Unless authority is withheld, the proxies will be voted for the election of such nominees. If any such nominees cannot be a candidate for election at the Annual Meeting, then the proxies will be voted either for a substitute nominee designated by the Board of Directors or for the election of only the remaining nominees. All such nominees, other than Emma FitzGerald and Mary Laschinger, were elected to the Board at the prior Annual Meeting of Stockholders. For more information on the process for selecting new directors, see page 37.

Director Nominee Overview



2022 Director Nominees

Gregory H. Boyce, 67 IND
Retired Executive Chairman and Chief Executive Officer, Peabody Energy Corporation
Tenure: 6 years
Other Current Public Boards: None

Patrick G. Awuah Jr., 56 IND
Founder and President Ashesi University
Tenure: 1 year
Other Current Public Boards: None

Susan Story, 62 IND
Retired President and Chief Executive Officer, American Water Works Company Inc.
Tenure: 1 year
Other Current Public Boards: 2

Bruce R. Brook, 66 IND
Retired Chief Financial Officer, WMC Resources Limited
Tenure: 10 years
Other Current Public Boards: 3

Julio M. Quintana, 62 IND
Retired Director, President and Chief Executive Officer, Tesco Corporation
Tenure: 6 years
Other Current Public Boards: 2

Maura Clark, 63 IND
Former President Direct Energy Business
Tenure: 2 year
Other Current Public Boards: 2

Tom Palmer, 54
President and Chief Executive Officer, Newmont Corporation
Tenure: 2 year
Other Current Public Boards: None

Emma Fitzgerald, 55 IND
Retired Chief Executive Officer Puma Energy International
Tenure: <1year
Other Current Public Boards: 1

Jane Nelson, 61 IND
Founding Director, Harvard Kennedy School's Corporate Responsibility Initiative
Tenure: 10 years
Other Current Public Boards: None

Mary A. Laschinger, 61 IND
Retired Executive Chair and Chief Executive Officer Veritiv Corporation
Tenure: <1year
Other Current Public Boards: 1

José Manuel Madero, 53 IND
Founder and Managing Partner, Bizwp, SC
Tenure: 1 year
Other Current Public Boards: 1

René Médori, 64 IND
Retired Finance Director, Anglo American plc
Tenure: 4 years
Other Current Public Boards: 2

Board Diversity Matrix as of March 10, 2022

Board Size:
Total Number of Director Nominees: **12**

GENDER:	MALE	FEMALE	NON-BINARY	GENDER UNDISCLOSED
Number of directors based on gender identity	7	5	0	0
Number of directors who identify in any of the categories below:				
African, African American or Black	1	0	0	0
Asian	0	0	0	0
Hispanic, Latinex or Spanish Origin	1	0	0	0
Mexican	1	0	0	0
White	4	5	0	0
LGBTQ+	0	0	0	0

SKILLS, QUALIFICATIONS AND EXPERIENCE

	PATRICK G AWUAH JR.	GREGORY BOYCE	BRUCE BROOK	MAURA CLARK	EMMA FITZGERALD	MARY LASCHINGER	JOSÉ MANUEL MADERO	RENÉ MÉDORI	JANE NELSON	THOMAS PALMER	JULIO QUINTANA	SUSAN STORY
Public Company CEO Experience		✔				✔				✔	✔	✔
Public Company Chair or Lead Director Experience		✔	✔			✔		✔			✔	✔
Extractive Experience		✔	✔		✔	✔	✔	✔		✔	✔	
Operational Delivery	✔	✔		✔	✔	✔	✔			✔	✔	✔
International Business Experience	✔	✔	✔	✔	✔	✔	✔	✔	✔	✔	✔	
Mergers & Acquisition Experience		✔	✔	✔	✔	✔	✔	✔	✔	✔	✔	✔
Finance Expertise		✔	✔	✔	✔	✔	✔	✔			✔	✔
Designated Audit Committee Financial Expert			✔	✔		✔		✔				✔
Accounting Experience			✔	✔		✔		✔				✔
Environmental & Social Responsibility Experience	✔	✔			✔	✔	✔		✔	✔	✔	✔
Health & Safety Experience	✔	✔			✔	✔	✔		✔	✔	✔	✔
Compensation Expertise		✔		✔	✔	✔	✔				✔	✔
Leading Academic	✔								✔			
Risk Management Experience	✔	✔	✔	✔	✔	✔	✔	✔	✔	✔	✔	✔
Government/ Regulatory Affairs Experience	✔	✔	✔		✔	✔	✔		✔		✔	✔
Innovation and Technology Expertise	✔	✔	✔		✔		✔			✔	✔	✔

2022 Committee memberships (effective as of the Annual Meeting)

AUDIT

Chair: Bruce R. Brook
Members: René Médori and Susan Story

Oversight and Areas of Focus:
- Integrity of financial statements
- Compliance
- Internal audit function
- Independent auditors
- Auditing matters

LEADERSHIP DEVELOPMENT AND COMPENSATION

Chair: Julio Quintana
Members: Gregory Boyce, Maura Clark and Mary Laschinger

Oversight and Areas of Focus:
- Compensation and its components
- Senior leadership development, succession planning and talent management
- Global inclusion and diversity strategy
- Awards of stock-based compensation

CORPORATE GOVERNANCE AND NOMINATING

Chair: Gregory Boyce
Members: Bruce R. Brook, Jane Nelson and Julio Quintana

Oversight and Areas of Focus:
- Director and Chair succession planning
- Slates of directors and officers for election
- Evaluation of CEO performance
- Organization, size, operation, practice, and tenure policies of the Board
- Independence of directors
- Annual Board, Director Peer and Committee evaluations
- Board committees
- Corporate governance issues

SAFETY AND SUSTAINABILITY

Chair: Jane Nelson
Members: Patrick Awuah, Emma FitzGerald and José Manuel Madero
Oversight and Areas of Focus:
- Health, safety and security issues and management of related risks
- Sustainable development, environmental affairs, community relations, human rights, operational security and communications issues, annual Sustainability Report
- Furtherance of commitment to adoption of best practices in promotion of a healthy and safe work environment

Director Nominee Overview

The following sets forth information as to each nominee for election, including his or her age (as of the Record Date), and background (including his or her principal occupation during the past five years, current directorships and directorships held during at least the past five years), and skills and qualifications:

PATRICK G. AWUAH JR.



Independent

Age: 56
Director Since: April 2021

Board Committees:
▶ Safety and Sustainability Committee

Career Highlights
Patrick Awuah, 56, is the Founder and President of Ashesi University, a private, not-for-profit institution that has quickly gained a reputation for innovation and quality education in Ghana. Before founding Ashesi University, Mr. Awuah worked as a Program Manager for Microsoft where, among other things, he spearheaded the development of dial-up internet working technologies and gained a reputation for bringing difficult projects to completion.

Director Qualifications:

 **International Experience** — In addition to over twenty years as the founder and president of Ashesi University in Ghana, Mr. Awuah is also a Fellow of the Africa Leadership Initiative (a branch of the Aspen Global Leadership Network), and a member of the United States Council on Foreign Relations and the Pacific Council on International Policy. He served on the Advisory Committee on Voluntary Foreign Aid (ACVFA) of the U.S. Agency for International Development from 2010 to 2016. He was awarded the distinction of the Membership of the Order of the Volta, one of Ghana's highest awards, given to individuals who exemplify the ideal of service to the country.

 **Executive Management Skills** — Founder and President of Ashesi University since 1999. In 2015, Mr. Awuah was listed by Fortune Magazine as number 40 in world's 50 greatest leaders and was awarded a MacArthur Fellowship.

 **Academic Leadership** — Founder and President of Ashesi University, a private, not-for-profit institution that is recognized around the world for its impact, and considered a thought leader in educating ethical, entrepreneurial leaders in Africa. In 2012, Ashesi University was ranked as one of the top ten Most Respected Companies in Ghana, and was the first educational institution to win the award. Mr. Awuah was named the 4th Most Respected CEO in Ghana and in 2017 Ashesi University was awarded the World Innovation Summit for Education Prize.

 **Operational and Industry Expertise** — Recognized for excellence in engineering. Prior experience as a Program Manager with Microsoft Corporation.

 **Health, Safety, Environmental and Social Responsibility Experience** — Leadership has included focus on educating students in stewardship, sustainability and ethical business practices. Under Mr. Awuah's leadership, Ashesi University developed programs focused on environmental sustainability advancement and practices including harvesting rainwater, water conservation practices and renewable energy utilization.

 **Board Experience** — Service on the private, not-for-profit Board of Ashesi University and on Board of Trustees for Ashesi University Foundation, a 501(c)(3) US non-profit corporation.

GREGORY H. BOYCE



Independent Chair

Age: 67
Director Since: October 2015

Board Committees:
▶ Corporate Governance and Nominating (Chair)
▶ Leadership Development and Compensation Committee
▶ Executive-Finance Committee (Chair)

Career Highlights
Gregory H. Boyce, 67, retired Executive Chairman of Peabody Energy Corporation from 2007 to 2015. Mr. Boyce joined Peabody in 2003 as Chief Operating Officer, and served as Chief Executive Officer from 2006 to 2015. Prior to his service with Peabody, Mr. Boyce served in various executive roles with Rio Tinto Group from 1989 to 2003.

Director Qualifications:

 **CEO/Executive Management Skills** — Experience as former President and Chief Executive Officer of Peabody Energy Corporation and other executive management positions noted above.

 **Operational and Industry Expertise** — Over 44 years of experience in the global energy and mining industries. Past Chairman of the National Mining Association. Chair of Lowell Institute for Mineral Resources Board at the University of Arizona. Awarded a Bachelor's Degree in Mining Engineering from the University of Arizona and completed the Advanced Management Program from the Graduate School of Business at Harvard University.

 **Health, Safety, Environmental and Social Responsibility Experience** — Experience managing matters related to regulatory, policy and social responsibility in executive roles, as well as during service on ESR committees of both Marathon Oil and Monsanto Company. Past member of Board of Trustees of Washington University of St. Louis and past member of Civic Progress in St. Louis. Member Board of Trustees of Heard Museum in Phoenix, Arizona.

 **International Experience** — Extensive senior executive experience working with multinational energy and mining operations, including with Peabody Energy Corporation and Rio Tinto plc (an international natural resource company) as Chief Executive Officer – Energy. Prior to his service with Rio Tinto, Mr. Boyce worked for over 10 years in various operational roles of increasing responsibility with Kennecott, a global natural resources company. He also served on the Board of Monsanto Company, a multinational agrochemical and agricultural biotechnology company for more than five years.

 **Compensation Expertise** — Experience serving as a Chair of Marathon Oil's Compensation Committee and as a member of Monsanto's People and Compensation Committee. Participation in compensation, benefits and related decisions in senior executive roles.

 **Board Experience** — Service on the Company's Board of Directors since October 2015. Prior service and on the board of Marathon Oil Corporation from 2008 to May 2021, having served as Lead Independent Director from February 2019 to May 2021. Formerly served as Executive Chairman of Peabody Energy Company from 2007 to 2015 and as a director from 2005 to 2015 and as a Director of Monsanto Company from 2013 to 2018.

BRUCE R. BROOK



Independent

Age: 66
Director Since: October 2011

Board Committees:
▶ Audit (Chair)
▶ Corporate Governance and Nominating
▶ Executive-Finance

Career Highlights

Bruce R. Brook, 66, currently serves as a Director of CSL Limited and Incitec Pivot Limited. Mr. Brook has extensive board, Audit Committee and executive leadership experience in diverse industries, including mining, finance, manufacturing and chemicals.

Director Qualifications:

 **Financial Expertise** — Chair of Newmont's Audit Committee, the Audit and Risk Management Committee of CSL Limited, and Chair of the Audit Committee at Incitec Pivot Limited. Prior service as the Chair of the numerous Audit Committees as described below in Board Experience. Former member of the Financial Reporting Council, an agency of the Australian Commonwealth from 2006 to 2012, which oversees the work of the Accounting Standards Board and the Auditing Standards Board, and advises the Australian Government on matters relating to corporate regulation. Former member of the Director Advisory Panel of the Australian Securities and Investment Commission from 2013 to 2018. Finance executive experience as Chief Financial Officer of WMC Resources Limited from 2002 to 2005. He also held key executive roles including Deputy Chief Finance Officer of ANZ Banking Group Limited, Group Chief Accountant of Pacific Dunlop Limited and General Manager, Group Accounting positions at CRA Limited and Pasminco Limited.

 **International Experience** — Extensive prior international experience as a Director of multiple international companies, including Boart Longyear Limited, Programmed Group, CSL Limited and Incitec Pivot Limited.

 **Operational and Industry Expertise** — Experience as a Director of Lihir Gold Limited, Energy Developments Limited, Consolidated Minerals Limited and Deep Exploration Technologies Cooperative Research Centre, a collaborative research program researching safer, more advanced and more cost effective geological exploration and drilling methods. Currently serves as a Director at Incitec Pivot, a global manufacturer and distributor of industrial chemicals, explosives and fertilizers.

 **Board Experience** — Service on the Company's Board of Directors since 2011 and as Chair of the Audit Committee since April 2016. Currently also serves on the boards of CSL Limited, Incitec Pivot Limited and Djerriwarrh Investments Limited. Former Director and Chair of Programmed Group (2010 to 2017). Former Director and Chair of the Audit Committees of Boart Longyear Limited (2007 to 2015), Lihir Gold Limited, Consolidated Minerals Limited, Energy Developments Limited and Snowy Hydro Limited and former independent Chair of Energy Developments Limited.

MAURA CLARK



Independent

Age: 63
Director Since: April 2020

Board Committees:
▶ Leadership Development and Compensation

Career Highlights

Maura Clark, 63, currently serves as a Director of Fortis Inc. and Nutrien Ltd. She has extensive board, Audit Committee, strategic finance and executive leadership experience. Ms. Clark is the former President of Direct Energy Business, the leading commercial and industrial energy business unit of Direct Energy.

Director Qualifications:

 **Financial Expertise** — Current Chair of the Audit Committee of Nutrien and service on the Audit Committee of Fortis Inc. Former Chair of the Elizabeth Arden Audit Committee. Experience as Managing Director, Investment Banking Division with The Goldman Sachs Group from 2000 to 2003 and as EVP, Corporate Development & Chief Financial Officers of Premcor Inc. from 1995 to 2000. Prior experience includes investment banking and serving as Chief Financial Officer of an independent oil refining and marketing company. Qualified as a Chartered Professional Accountant.

 **Executive Management Skills** — Former President, Direct Energy Business from 2007 to 2014, during which time revenues grew from $2B to $10B through the expansion of products and services, organic sales and transformational mergers and acquisitions. Served as EVP, North American Strategy and M&A for Direct Energy prior to serving as President. Led strategy development and all merger and acquisition activity.

 **International Experience** — Extensive international experience as a Director of multiple international companies, including Nutrien, and formerly Garret Motion and Elizabeth Arden.

 **Operational and Industry Expertise** — Over 25 years of experience in the global energy and natural resources industries. Prior Managing Director with Goldman Sachs, where she provided strategic banking and debt financing solutions to clients in the natural resources and industrial sectors, including merchant power, gas and electric utilities, refining, propane, water, chemicals and industrial businesses. Former CFO of Premcor, an independent refiner and marketer of petroleum products.

 **Health, Safety, Environmental and Social Responsibility Experience** — Extensive experience as a leader in the energy business managing matters related to regulatory, policy and social responsibility. Additional experience as a director of Nutrien, the world's largest provider of crop inputs, services and solutions.

 **Compensation Expertise** — Experience serving as a member of Garret Motion's Compensation Committee and as a member of Nutrien's Human Resources and Compensation Committee and participation in compensation, benefits and related decisions in senior executive roles.

 **Board Experience** — Service on the Board of Fortis, Inc. from 2015 to present, and Nutrien Ltd. from 2018 to present. Prior service on the Garrett Motion, Inc. Board from 2018 to September 2020. Prior service on the Agrium Inc. Board (merged with Potash Corp and created Nutrien) from 2016 to 2018 and prior service on the Board of Elizabeth Arden Inc. from 2005 to 2016.

EMMA FITZGERALD



Independent

Age: 55
Director Since: December 2021

Board Committees:
▶ Safety and Sustainability

Career Highlights

Emma FitzGerald, 55, former Chief Executive Officer of Puma Energy International, a global energy business, focused on delivering energy solutions in Central America, Africa and Asia, from January 2019 to May 2021. Prior to joining Puma Energy, Dr. FitzGerald served as Executive Director of Severn Trent plc, a UK water & waste services business, from 2015 to 2018. From 2013 to 2015 she served as Chief Executive Officer of gas distribution at National Grid plc, a UK utility, and prior to that she spent over 20 years with Royal Dutch Shell in various senior leadership roles in the Downstream businesses. Currently Independent Non-Executive Director of Seplat Energy plc and UPM Kymmene oyj.

Director Qualifications:

 **CEO/Executive Management Skills** — Former Chief Executive Officer of Puma Energy International with extensive international experience running large customer facing industrial, retail and utilities businesses.

 **Health, Safety, Environmental and Social Responsibility Experience** — Extensive experience as a thought leader in the energy and water industry in matters related to outcome based regulatory policy, circular economy and social responsibility. Service on the Energy Transition and Sustainability Committees of Seplat Energy plc. From 2007 to 2010 she played a key role in reshaping Shell's renewables strategy. From 2013 to 2018, she ran gas distribution and water & waste networks for National Grid and Severn Trent where she successfully positioned them as sustainability thought leaders. She is a portfolio advisor of Oxford Science Enterprises and a mentor on the Creative Destruction Lab Climate stream to enable acceleration of innovations to support energy transition and application of smart materials to drive performance.

 **Operational and Industry Expertise** — Over 30 years of experience in driving value creation in international energy and water industries. She holds a DPhil in Surface Chemistry from Balliol College, Oxford University. She brings a deep understanding of the complexities of customer facing energy businesses and the extraction sector.

 **International Experience** — Extensive international experience as an executive and a director of multiple international and multinational energy, water and distribution services companies, including prior experience with Puma Energy International, Royal Dutch Shell, DCC plc, Cookson Group plc, Alent plc and the International Leadership Advisory Board of the Singapore Prime Minister's Office.

 **Financial Expertise** — In addition to senior executive experience, she is a current member of the Audit Committee of UPM Kymmene oyj and Finance committee of Seplat Energy plc.

 **Board Experience** — Service on the Board of Seplat Energy from August 2021 to present and on the Board of UPM Kymmene from April 2020 to present. Prior service on the Puma Energy International, Severn Trent plc Boards as an Executive Director, Cookson Group plc, Alent plc, DCC plc Boards as an Independent Non-Executive Director between 2011 and 2020.

MARY A. LASCHINGER



Independent

Age: 61
Director Since: December 2021

Board Committees:
▶ Leadership Development and Compensation Committee

Career Highlights

Mary Laschinger, 61, served as Chair of the board and Chief Executive Officer of Veritiv Corporation (Veritiv) from July 2014 until her retirement in September 2020. Previously, Ms. Laschinger served as Senior Vice President of International Paper Company from 2007 to July 2014, and as President of xpedx, International Paper's distribution business, from January 2010 to July 2014. She also served as President of the Europe, Middle East, Africa and Russia business at International Paper from 2005 until 2010, Vice President and General Manager of International Paper's Wood Products and Pulp businesses, as well as in other senior management roles in sales, marketing, manufacturing and supply chain throughout the organization.

Director Qualifications:

 **CEO/Executive Management Skills** — Experienced former Chair and Chief Executive Officer of Veritiv. During her tenure, she successfully oversaw the combination and integration of xpedx and Unisource. She is a former lead Director of Ilim Group, Russia's largest pulp and paper company. Additional executive management positions as noted above. Completed postgraduate studies in executive management at the Kellogg School of Management at Northwestern University.

 **Human Capital Management and Compensation Expertise** — Current Chair of the Kellogg Company Compensation and Talent Management Committee. Extensive senior executive experience included recruiting, hiring and training an evolving workforce population and participation in compensation, benefits and related decisions.

 **Financial Expertise** — In addition to executive experience, she is the past Chair of the Audit & Operational Risk Committee of the Federal Reserve Bank of Atlanta Board.

 **Health, Safety, Environmental and Social Responsibility Experience** — Seasoned leader in global manufacturing and distribution businesses, which included managing matters related to regulatory, policy and social responsibility.

 **International Experience** — Extensive international business experience while serving at Veritiv, Ilim Group and International Paper Company.

 **Board Experience** — Service on the Board of Kellogg Company from October 2012 to present. Prior service on the Board of the Federal Reserve Bank of Atlanta from 2017 to December 2021 and on the Veritiv Corporation Board from July 2014 to September 2020, including as Chair of the Board.

JOSÉ MANUEL MADERO



Independent

Age: 53
Director Since: April 2021

Board Committees:
▶ Safety and Sustainability Committee Nominee

Career Highlights
José Manuel Madero, 53, is currently the Founder and Managing Partner of Bizwp SC, a consulting firm with a strong focus on advising companies in increasing Social/Financial Profitability based out of Mexico City. From 2015 to 2019 he served as Chief Executive Officer at Grupo Bepensa, a Mexican business conglomerate comprised of 40 companies across the industrial, automotive, financial services, and non-alcoholic and alcoholic beverage sectors and from 2005 to 2015 he held various senior management positions at Monsanto Company.

Director Qualifications:

 **Financial Expertise** — Current member of the Audit Committee of Constellation Brands. Experience as a finance, strategy and business development executive and consultant and serves on the board of Vector Casa de Bolsa, a full-service broker dealer and wealth manager with specialized products and services designed for individual investors, companies, institutional funds and government in Mexico, the U.S. and Latam. Holds an MBA in Entrepreneurship and International Business Finance at FW Ollin Graduate School of Business at Babson College.

 **Executive Management Skills** — Former Chief Executive Officer, Grupo Bepensa, across the industrial, automotive, financial services, and non-alcoholic and alcoholic beverage sectors from February 2015 to February 2019. Prior to joining Grupo Bepensa, Mr. Madero served in a number of senior leadership roles at Monsanto Company and Grupo Pulsar. Mr. Madero has proven expertise in successfully running operations throughout Latin America, the United States, EMEA and Australia, while working effectively with local governments and communities to promote economic development. Mr. Madero also has extensive international business development, mergers and acquisition and supply chain experience.

 **International Experience** — Founder & Managing Partner of Bizwp SC which provides international finance, strategy and business development consulting services. From 2005 to 2015, Mr. Madero held a series of senior management roles at Monsanto Company across multiple international locations and functions including Vice President of International Business Development, President of EMEA (Europe, Middle East, Africa), President of Latin America North, Vice President of Commercial Operations for Latin America South and President of Australia and New Zealand and was Global Vice President of Supply Chain of Seminis Vegetables Seeds.

 **Operational and Industry Expertise** — Expertise in mining. Holds a BS in Mine Engineering from the Colorado School of Mines and served in engineering operations and superintendent roles with Grupo Mexico, the largest mining business conglomerate in Mexico and a worldwide copper producer.

 **Health, Safety, Environmental and Social Responsibility Experience** — Extensive experience as a leader in global companies managing matters related to regulatory, policy and social responsibility.

 **Board Experience** — Service on the Board of Constellation Brands, Inc. from 2019 to present and as a member of the Constellation Brands, Inc. Audit Committee from 2019 to present.

RENÉ MÉDORI



Independent

Age: 64
Director Since: April 2018

Board Committees:
▶ Audit

Career Highlights
René Médori, 64, currently serves as the Non-executive Chairman for Petrofac Ltd, a UK listed company, and serves as the Chairman of the Nominations Committee. He previously served as Senior Independent Director from 2017 – 2018 and as Chair of their Audit Committee. Prior to his retirement in April 2017, he served as Finance Director at Anglo American plc since 2005.

Director Qualifications:

 **Financial Expertise** — Current Chair of the Audit Committee of Vinci SA. Former Chair of Cobham plc Audit Committee. Significant financial and commercial expertise from capital intensive businesses, supplying products to the oil refining, steel and mining industries and experience in international finance in the UK, Europe and the US. Former Finance Director of The BOC Group plc. Holds a doctorate in economics and degrees in finance and economics from the Université de Paris-Dauphine, France, and completed the Financial Management Programme at the Graduate School of Business, Stanford University.

 **International Experience** — Extensive international experience as a director of multiple international and multinational mining and energy companies, including Anglo American plc, Petrofac Ltd, SSE plc and The BOC Group plc.

 **Operational and Industry Expertise** — Extensive experience in the global energy and mining industries. Service as a director of Anglo American plc, a global mining company; as a director of Petrofac, a leading international service provider to the oil and gas production and processing industry; and as a director of SSE plc, a Scottish energy company headquartered in Perth, Scotland, United Kingdom.

 **Health, Safety, Environmental and Social Responsibility Experience** — Experience managing matters related to regulatory, policy and social responsibility.

 **Board Experience** — Service on the Company's Board of Directors since 2018 and Chair of the Board of Petrofac since May 2018. Current service on the boards of Petrofac Ltd, and Vinci SA. Formerly served on the boards of Cobham plc, Anglo American plc, AngloGold Ashanti (JSE); Anglo American Platinum (JSE); SSE plc and The BOC Group plc.

Director Nominee Overview

JANE NELSON



Independent

Age: 61
Director Since: October 2011

Board Committees:
- Safety and Sustainability (Chair)
- Corporate Governance and Nominating

Career Highlights
Jane Nelson, 61, Founding Director of the Corporate Responsibility Initiative at Harvard Kennedy School, and a nonresident senior fellow at the Global Economy and Development Program at the Brookings Institution. A former senior associate of the Programme for Sustainability Leadership at Cambridge University and former Director at the International Business Leaders Forum from 1993 to 2009, and a senior advisor until 2013.

Director Qualifications:



International Experience — Former director at the International Business Leaders Forum; previously worked in the office of the United Nations Secretary-General with the UN Global Compact, and for the World Business Council for Sustainable Development in Africa, for FUNDES in Latin America, and as a Vice President at Citibank working in Asia, Europe and the Middle East. Member of the World Economic Forum's Global Future Council on Transparency and Anti-Corruption. Previously on the Economic Advisory Board of the International Finance Corporation (IFC), Leadership Council of the Initiative for Global Development, Co-Chair of the World Economic Forum's Global Future Council on Food Systems Innovation, and member, Global Future Council on International Governance, Public-Private Cooperation and Sustainable Development.



Health, Safety, Environmental and Social Responsibility Expertise — Founding Director of Harvard Kennedy School's Corporate Responsibility Initiative. One of the five track leaders for the Clinton Global Initiative in 2009, leading the track on Developing Human Capital. Served on advisory committees to over 45 global corporations, non-governmental organizations and government bodies since 1992. Current Chair of Newmont's Safety and Sustainability Committee.



Academic Experience — Director, Corporate Responsibility Initiative and former adjunct lecturer in Public Policy, Harvard Kennedy School. Former lecturer in executive education programs at Harvard Business School and Harvard's Advanced Leadership Initiative, and visiting lecturer in sustainability for Schwarzman Scholars program at Tsinghua University. Nonresident senior fellow at the Brookings Institution and a former senior associate at Cambridge University's Programme for Sustainability Leadership. Author of six books, including the Academy of Management's 2015 Best Book Award in the Social Issues in Management Division, and extensive publications on the topics of corporate responsibility, sustainability and international development.



Industry Expertise — Service on ExxonMobil's External Sustainability Advisory Panel, previously on GE's Sustainability Advisory Council; and Independent Advisory Panel, International Council on Mining and Metals Resource Endowment initiative; former external adviser to World Bank Group on social impacts in mining, oil and gas sector.



Board Experience — Service on Newmont's Board of Directors since 2011. Currently serves on the Board of Directors of the following non-public entity: Chevron's Niger Delta Partnership Initiative Foundation. Prior service on the Boards of Directors of the Abraaj Group, FSG, SITA (now SUEZ) and the World Environment Center (now an Emeritus Director).

TOM PALMER



President and CEO

Age: 54
Director Since: October 2019

Board Committees:
- Executive-Finance

Career Highlights
Tom Palmer, 54, was appointed President and Chief Executive Officer and joined Newmont's Board of Directors on October 1, 2019. Mr. Palmer served as President since June 2019 and as President and Chief Operating Officer from November 2018 until June 2019. Previously, he served as Executive Vice President and Chief Operating Officer since May 2016. Mr. Palmer was elected Senior Vice President, Asia Pacific in February 2015 after serving as Senior Vice President, Indonesia since March 2014.

Director Qualifications:



CEO/Executive Management Skills — Currently serving as Newmont's President and Chief Executive Officer. Extensive leadership experience in prior roles with Newmont and previously with Rio Tinto's bauxite and alumina, coal, copper, iron ore and technology businesses leading global teams, improving safety, profitability, sustainability and diversity.



Operational and Industry Expertise — Over 27 years of operational experience in the mining industry with senior executive oversight of operations, labor relations and regulatory issues. Worked in a variety of roles across a number of commodities over a 20-year career with Rio Tinto, including Chief Operating Officer, Pilbara Mines, Rio Tinto Iron Ore; General Manager, Technology for the Bauxite and Alumina business; General Manager, Operations at Hail Creek coal mine; and General Manager, Asset Management at Palabora Mining Company in South Africa.



International Experience — Extensive senior executive experience working with multinational mining operations in Australia, Indonesia, South Africa and North America. Member of the World Gold Council, the International Council on Mining and Metals and the World Economic Forum Mining and Metals Board of Governors.



Health, Safety, Environmental and Social Responsibility Experience — Strong commitment to improving safety and productivity through implementation of safety culture programs. Prior service on the Board of the Minerals Council of Australia and former Chair of the Council's Health and Safety Committee.



Labor and Compensation Expertise — Extensive labor relations and compensation experience in various senior executive roles including deep knowledge of organizational design, leadership development and talent management and oversight of human relations functions.



Board Experience — Service on the Company's Board of Directors since October 2019 and prior service on the Board of the Minerals Council of Australia.

JULIO M. QUINTANA



Independent

Age: 62
Director Since: October 2015

Board Committees:
▶ Leadership Development and Compensation (Chair)

Career Highlights

Julio M. Quintana, 62, retired President and Chief Executive Officer of Tesco Corporation from September 2005 to December 2014 and as a Director from September 2004 to May 2015. Served as Tesco's Executive Vice President and Chief Operating Officer from 2004 to 2005. Served in various executive roles for Schlumberger Technology Corporation from 1999 to 2004. Prior to Schlumberger, Mr. Quintana spent nearly 20 years in the oil and gas exploration and production business in various operational roles for Unocal Corporation.

Director Qualifications:

 **CEO/Executive Management Skills** — Experience as former President and Chief Executive Officer of Tesco Corporation, a public company listed on NASDAQ, and other executive management positions noted above.

 **Operational and Industry Expertise** — Over 35 years of experience in various aspects of the oil and gas exploration and production industry, including strong experience in upstream operations, a deep understanding of drilling and asset management technologies as former President and Chief Executive Officer and as Executive Vice President and Chief Operating Officer of Tesco Corporation, former Vice President of Exploitation of Schlumberger and as a current director of SM Energy since 2006. Awarded a Bachelor's Degree in Mechanical Engineering from University of Southern California, Los Angeles.

 **International Experience** — Extensive senior executive experience working with multinational drilling and exploration operations, including with Tesco Corporation and Schlumberger. Prior to Schlumberger, worked for almost 20 years in various operational roles for Unocal Corporation, a global petroleum exploration and production company.

 **Financial Experience** — Extensive financial management experience in senior executive roles and as a member of the Audit Committee for SM Energy.

 **Compensation Expertise** — Experience serving as a member of the Company's Leadership Development and Compensation Committee and as a member of SM Energy's and Basic Energy's Compensation Committees. Participation in compensation, benefits and related decisions in senior executive, public company roles.

 **Board Experience** — Service on Newmont's Board of Directors since October 2015, as well as on the boards of several other companies, including as a current Director of SM Energy Company and California Resources Corporation. Former Chair of Basic Energy Services and former director of Tesco Corporation.

SUSAN N. STORY



Independent

Age: 62
Director Since: September 2020

Board Committees:
▶ Audit

Career Highlights

Susan N. Story, 62, retired President and Chief Executive Officer of American Water Works Company, Inc. (American Water) from 2014 until April 2020. She joined American Water as Senior Vice President and Chief Financial Officer in April 2013. Prior to joining American Water, Ms. Story served as Executive Vice President of Southern Company, and in other executive positions with subsidiaries of Southern, including President and Chief Executive Officer of Southern Company Services from January 2011 to April 2013 and President of Gulf Power Company from April 2003 to December 2010.

Director Qualifications:

 **CEO/Executive Management Skills** — Former President and Chief Executive Officer of American Water. During her tenure, American Water became the first, and continues to be the only, water utility on the S&P 500. Additional executive management positions with Southern as noted above.

 **Human Capital Management Expertise** — Extensive senior executive experience recruiting, hiring and training an evolving workforce population, and mitigating rising employee healthcare costs through innovative partnerships and programs and participation in compensation, benefits and related decisions in senior executive roles. Extensive experience working with 15 different U.S. unions across the U.S. and at the national level.

 **Financial Expertise** — Experience as CFO and CEO of American Water included numerous acquisitions which required significant and deep financial analysis of target organizations' accounting, finance, regulatory and operations information. In addition to her prior executive experience, she is a current member of the Finance and Risk Oversight Committee and prior member of the Audit Committee of Dominion Energy. Current Lead Director of Raymond James Financial, a diversified financial services company, and serves on the Capital Panning Committee (previously the Securities Repurchase and Securities Offerings Committees).

 **Operational and Industry Expertise** — Has 39 years of experience working in energy, electricity, and water industries.

 **Health, Safety, Environmental and Social Responsibility Experience** — Extensive experience as a leader in the water, energy and electricity business managing matters related to regulatory, policy and social responsibility. Experience includes extensive interaction with state and federal regulators in connection with policy matters. Member Dominion Energy Sustainability and Corporate Responsibility Committee.

 **Board Experience** — Service on Newmont's Board of Directors since September 2020, on the Board of Dominion Energy from 2017 to present, and on the Board of Raymond James Financial, Inc. 2008 to present, currently serving as Lead Independent Director since February 2016. Prior service on the American Water Works Company Inc. Board from 2014 to April 2020.

Independence of Directors

The Board affirmatively determines the independence of each Director and each nominee for election as Director. For each individual deemed to be independent, the Board has determined (a) that there is no relationship with the Company, or (b) the relationship is immaterial. The Board has considered the independence standards of the New York Stock Exchange and adopted the additional categorical independence standards described below.

The Board has determined that the relationships that fall within the standards described in its independence standards are categorically immaterial. As such, provided that no law, rule or regulation precludes a determination of independence, the following relationships are not considered to be material relationships with the Company for purposes of assessing independence: service as an officer, executive director, employee or trustee or greater than five percent beneficial ownership in: (i) a supplier of goods or services to the Company if the annual sales to the Company are less than $1 million or two percent of the gross revenues or sales of the supplier, whichever is greater; (ii) a lender to the Company if the total amount of the Company's indebtedness is less than one percent of the total consolidated assets of the lender; (iii) a charitable organization if the amount of the Company's total annual charitable contributions to the organization is less than $1 million or two percent of that organization's total annual gross receipts (excluding any amounts received through the Company's employee matching program for charitable contributions), whichever is greater; or (iv) any relationship arising out of a transaction, or series of transactions, in which the amount involved is less than $120,000 in aggregate during the last three years. For the avoidance of doubt, the foregoing is intended to identify certain (but not all) relationships which are not considered material relationships for purposes of assessing independence. Any relationships falling outside of those categories are not necessarily deemed material, but rather they will be specifically considered by the Corporate Governance and Nominating Committee and the Board in connection with individual independence determinations.

In making its independence determinations, the Board specifically considered the circumstances described below.

Mr. Boyce serves as the Chair of the advisory board for the University of Arizona's Lowell Institute for Mineral Resources. Mr. Boyce is not an employee of the Lowell Institute and the advisory board is not compensated for such service. The Company donated approximately $200,000 to the Lowell Mineral Institute in its 2021 fiscal year. Mr. Boyce's appointment to the advisory board was not related to Newmont's donations or involvement. The Company's donation reflects its interest in promoting technological mining research and advancing the sustainable development of mineral resources. The relationship with the Lowell Institute meets the categorical independence standard, which provides that a donation does not constitute a material relationship with the Company that would affect independence if the total amount of the Company's annual charitable contributions to the organization is less than $1 million or two percent of that organization's total annual gross receipts, whichever is greater. The Corporate Governance and Nominating Committee and the Board have considered these circumstances and determined that the donation does not constitute a material relationship with the Company that would affect independence, and that no financial, personal or other relationship exists that might influence a reasonable person's objectivity.

Mr. Brook serves as a non-executive director at Incitec Pivot Limited ("IPL"), which, indirectly through its subsidiaries and joint ventures, engages in commercial transactions with the Company related to the supply of explosives. The relationship with IPL was considered by the Corporate Governance and Nominating Committee and the Board. The relationship with IPL meets the categorical independence standard, which provides that service as a director of a supplier of goods or services is not considered to be a material relationship for purposes of assessing independence if the annual sales to the Company are less than $1 million or two percent of the gross revenues or sales of the supplier, whichever is greater. Given that the relationship arises only as a result of Mr. Brook's position as an independent director and that no other financial, personal or other relationship exists that might influence a reasonable person's objectivity, the Corporate Governance and Nominating Committee and the Board determined that the relationship was not material for independence purposes.

Based on the foregoing analysis, the Board has determined that all current members of the Board, other than the President and Chief Executive Officer, are independent.

The Board has determined that the following nominees for election pursuant to Proposal 1 are independent:

Patrick G. Awuah Jr.	**Emma FitzGerald**	**Jane Nelson**
Gregory H. Boyce	**Mary Laschinger**	**Julio Quintana**
Bruce R. Brook	**José Manuel Madero**	**Susan Story**
Maura Clark	**René Médori**	

Tom Palmer is not deemed independent due to his role as the President and Chief Executive Officer of the Company.



Attendance at Meetings

During 2021, the Board of Directors held 17 meetings and Committees of the Board held a total of 23 meetings. Overall attendance by incumbent Director nominees at meetings was 99%. Attendance virtually by telephone, video conference or other remote manner has been permitted at the discretion of the Corporate Governance and Nominating Committee. It is the policy and practice of Newmont that nominees for election at the Annual Meeting of Stockholders attend the meeting. All of the Board members at the time of the 2021 Annual Meeting of Stockholders attended the meeting virtually and were available through the virtual meeting platform to respond to stockholder questions during the Annual Meeting.

Executive Sessions of the Board

Each Board meeting typically commences with our President and CEO meeting in executive session with his fellow directors without other members of management or the executive leadership team present. Additionally, an executive session of our independent directors is held during each regularly-scheduled Board meeting later in the meeting, without any members of Newmont's management present, including the CEO. These executive sessions promote an open dialogue and discussion of matters in a manner that is independent of management. Independent director executive sessions were held at each regularly-scheduled meeting in 2021.

Board Committees

The Board of Directors has, in addition to other committees, Audit, Leadership Development and Compensation, Corporate Governance and Nominating, and Safety and Sustainability Committees. All members of these four Committees are independent, as defined in the listing standards of the New York Stock Exchange and Newmont's Corporate Governance Guidelines. Each of these four Committees functions under a written charter adopted by the Board, which are available on our website at http://www.newmont.com/about-us/governance-and-ethics/. The current members of these Committees and the number of meetings held in 2021 are shown below.

For information regarding the Executive-Finance Committee, see page 31.

Audit Committee[1][2]

MEMBERS

Bruce R. Brook, **Chair**
René Médori
Susan Story

MEETINGS IN 2021: 6

Functions of the Committee
- ▶ assists the Board in its oversight of the integrity of the Company's financial statements
- ▶ assists the Board in its oversight of the Company's compliance with legal and regulatory requirements and corporate policies and controls, including controls over financial reporting, computerized information systems and cyber security
- ▶ provides oversight of the Company's internal audit function
- ▶ authority to retain and terminate the Company's independent auditors
- ▶ approves auditing services and related fees and pre-approves any non-audit services
- ▶ responsible for confirming the independence and objectivity of the independent auditors
- ▶ please refer to "Report of the Audit Committee" on page 101

[1] While all of the Audit Committee members are considered financially literate, the Board of Directors has determined that each of Bruce R. Brook, René Médori and Susan Story is an Audit Committee Financial Expert, as a result of his or her knowledge, abilities, education and experience. Each of Bruce R. Brook, René Médori and Susan Story is an independent Director.

[2] No Committee member will serve on the audit committees of more than two other public companies, unless the Board determines that such service does not impair the ability of such member to serve on the Company's Committee.

Leadership Development and Compensation Committee

MEMBERS

Julio M. Quintana, **Chair**
Gregory H. Boyce
Maura Clark
Mary Laschinger

MEETINGS IN 2021: 6

Functions of the Committee
- ▶ determines the structure, components and other elements of our compensation and benefits for the Company's key employees, including its executive officers, subject to ratification by the full Board for CEO compensation
- ▶ reviews, assesses, and oversees senior leadership development, succession planning and talent management
- ▶ reviews and assesses culture and global inclusion and diversity strategy and progress of such strategy
- ▶ determines awards of stock-based compensation, which for the CEO are subject to ratification by the full Board of Directors
- ▶ please refer to "Compensation, Discussion and Analysis" and the "Report of the Leadership Development and Compensation Committee on Executive Compensation" beginning on page 47

Committees of the Board of Directors and Attendance

Corporate Governance and Nominating Committee

MEMBERS

Gregory H. Boyce, **Chair**
Bruce R. Brook
Jane Nelson
Julio Quintana

MEETINGS IN 2021: 6

Functions of the Committee

▸ oversees Director and Chair succession planning and proposes slates of Directors to be nominated for election or re-election

▸ proposes slates of officers to be elected

▸ conducts evaluations of the performance of the Chief Executive Officer

▸ responsible for recommending amount of Director compensation

▸ reviews periodically the organization, size, operation, practice, and tenure policies of the Board

▸ makes recommendations to the Board regarding the evaluation of the independence of each Director

▸ develops and implements procedures for annual Board, Director Peer and Committee evaluations

▸ annually considers the establishment and membership of committees of the Board, delegation of authority to such committees, leadership of such committees, and qualifications of committee members

▸ advises Board of corporate governance issues

Safety and Sustainability Committee

MEMBERS[1]

Jane Nelson, **Chair**
Patrick G. Awuah Jr.
Emma FitzGerald
José Manuel Madero

MEETINGS IN 2021: 5

Functions of the Committee

▸ provides advice, counsel and recommendations to the Board in its oversight of health, safety, loss prevention and operational security issues and management of risks related thereto

▸ assists the Board in its oversight of sustainable development, environmental management and affairs, community relations, human rights, community, government and stakeholder relations and communications issues, including oversight of the Company's annual sustainability report and Task Force on Climate-related Financial Disclosures aligned report

▸ assists the Board in furtherance of its commitments to adoption of best practices in promotion of a healthy and safe work environment, and environmentally sound and socially responsible resource development including in connection with water management, climate change and carbon emissions and other ESG targets

▸ administers the Company's policies, processes, standards and procedures designed to accomplish the Company's goals and objectives relating to safety and sustainability

[1] Matthew Coon Come served on the committee in 2021 and will continue to serve on the committee until this retirement from the Board in April 2022. Following the 2022 Annual Meeting in April, this committee is expected to be comprised of Jane Nelson (Chair), Patrick Awuah, Emma FitzGerald and José Manuel Madero as set forth above.

Other Committees

In addition to the four core Board committees listed above, Newmont's By-Laws also established the authority of the Executive-Finance Committee to support the Board in execution of its duties and responsibilities. The Committee meets on an as-needed basis and performs transaction, expense and project reviews and also provides administrative approvals between regular meetings of the Board. This Committee is chaired by the Chair of the Board, Mr. Boyce, and its members include the Chair of the Audit Committee, Mr. Brook, and the Chief Executive Officer, Mr. Palmer.

Key Corporate Governance Practices

We have corporate governance standards and practices designed to create long-term value for our stockholders and positive influences on the governance of the Company. Our key corporate governance practices include:

- ✓ Independent Chair and Board (other than CEO)
- ✓ Diverse Board
- ✓ Commitment to Board Refreshment
- ✓ Annual Board and Committee Evaluations
- ✓ Annual Director Elections
- ✓ Majority Voting in Uncontested Director Elections

- ✓ Director Overboarding Policy
- ✓ Strong Director Attendance Record
- ✓ Active Stockholder Outreach
- ✓ Voluntarily Adopted Proxy Access
- ✓ Stockholder Right to Call Special Meetings
- ✓ Stockholder Right to Act by Written Consent
- ✓ No Shareholder Rights Plan

Corporate Governance Guidelines and Charters

Newmont has adopted Corporate Governance Guidelines that outline important policies and practices regarding the governance of the Company. In addition, the Board has adopted a charter for each of the committees outlining responsibilities and operations. As part of our standard governance practices, the Corporate Governance Guidelines and the charters are reviewed annually.

The Corporate Governance Guidelines and the charters are available on our website at http://www.newmont.com/about-us/governance-and-ethics/.

Director Orientation and Education

The Corporate Governance and Nominating Committee establishes and oversees director orientation and continuing education programs. Newmont's on-boarding program for new directors includes a discussion of a broad range of topics, including the background of the Company, the Board and its governance model, long-term strategy and business operations, financial statements, business plan and capital structure, key industry and competitive factors, risk management systems, legal, business integrity and ethical responsibilities of the Board, as well as other matters relevant to the ability of a new director to fulfill her or his responsibilities. The program also includes meetings with new directors and members of the senior management team. Our directors are expected to keep current on issues affecting Newmont and the mining industry and on developments with respect to their general responsibilities as directors. The Company will either provide or pay reasonable expenses for ongoing director education to enable them to perform their duties as directors. Ongoing director training includes presentations by senior management, its principal officers and its internal and independent auditors, as well as outside advisors and experts. Although COVID-19 restrictions have impacted travel in 2020 and 2021, new and current directors are also encouraged to visit the Company's operating sites to further their understanding of the business in the future.

Board Leadership and Independent Chair

Choosing the right leadership for the Board is an important responsibility. The Board of Directors selects the Chair of the Board in the manner and upon the criteria that it deems best for the Company at the time of selection, considering the current and future strategic and governance needs of the business. The Corporate Governance and Nominating Committee makes recommendations to the Board in connection with succession to the role of the Chair of the Board, and reviews director succession and leadership planning as a component of the Committee's regular agenda.

The Board believes that its current leadership structure, in which the roles of Chair and CEO are separated, best serves the Board's ability to carry out its roles and responsibilities on behalf of Newmont stockholders, including its oversight of management, and Newmont's overall corporate governance. The Board also believes that the current structure allows our CEO to focus on managing the business, while leveraging our independent Chair's experience to drive accountability at the Board level.

The independent non-executive Chair serves as liaison between the CEO and the other independent Directors, approves meeting agendas and schedules and notifies other members of the Board regarding any significant concerns of stockholders or interested parties of which she or he becomes aware. The Chair presides at all Board meetings, all independent Directors sessions scheduled at each regular Board meeting and stockholders' meetings, and provides advice and counsel to the CEO.

The Committee established a long-term Board leadership succession planning process and has a distinguished pool of exceptionally experienced directors with a wide array of experience, skills and qualifications.

Upon the recommendation of the Corporate Governance and Nominating Committee and with the full support of the Board, Gregory Boyce was appointed to the role of Vice Chair in 2020, and worked closely with our former Chair, Noreen Doyle, to ensure a smooth Chair transition in April 2021. Mr. Boyce has led our Board since then as Non-Executive Chair and is expected to continue to serve in the role following the 2022 Annual Meeting. Our Senior Independent Director serves as liaison between the Corporate Governance and Nominating Committee, the CEO and the other Independent Directors to support the Chair appointment and succession planning, as well as annual Chair compensation reviews, Chair evaluations and other relevant corporate governance matters. Bruce Brook has served in the role of Senior Independent Director since April 2021 and is expected to continue to hold the role following the 2022 Annual Meeting.

Board Oversight of Risk Management



THE BOARD OF DIRECTORS IS ENGAGED IN COMPANY-WIDE RISK MANAGEMENT OVERSIGHT

Certain risk oversight responsibilities are delegated to Board Committees

AUDIT COMMITTEE

Provides risk oversight with respect to the Company's financial statements, the Company's compliance with legal and regulatory requirements and corporate policies and controls, including controls over financial reporting, computerized information systems and cyber security, the independent auditor's selection, retention, qualifications, objectivity and independence, and the performance of the Company's internal audit function.

See page 101 for the Report of the Audit Committee.

CORPORATE GOVERNANCE AND NOMINATING COMMITTEE

Provides risk oversight with respect to director selection and succession planning, board effectiveness and evaluations, size, structure, and composition of the Board and its committees and other corporate governance matters.

See pages 32 to 45 for discussion of the Corporate Governance practices of the Company.

LEADERSHIP DEVELOPMENT AND COMPENSATION COMMITTEE

Provides risk oversight with respect to compensation policies and programs, leadership talent development and succession planning, including global inclusion and diversity strategy.

For a discussion of the Leadership Development and Compensation Committee and Enterprise Risk Management team's assessments of compensation-related risks, see "Compensation Discussion and Analysis — Executive Compensation Risk Assessment."

SAFETY AND SUSTAINABILITY COMMITTEE

Provides oversight and direction with regard to environmental (including related to climate change), social responsibility, community relations, cultural heritage, human rights, operational security, and health and safety risks.

For a discussion of the Safety and Sustainability Committee's oversight for environmental and sustainability matters, refer to the Company's Annual Sustainability Report and Climate Strategy Report, see pages 12 to 13 for information on these reports.

Directors are entitled to rely on Management and the advice of the Company's outside advisors and auditors, but must at all times have a reasonable basis for such reliance.

As noted in our Corporate Governance Guidelines, one the primary responsibilities of the Board is to assess major risks facing the Company and review options for their mitigation in order to create long-term value for shareholders and other stakeholders. The Board has the opportunity to address key risks at each Board meeting in connection with its regular review of strategy, significant operational, financial and business developments. The Board reviews risks arising out of specific significant transactions when these transactions are presented to the Board for review or approval. Significant operational risks that relate to ongoing business operations are the subject of regularly scheduled reports to either the full Board or one of its committees. Each of the Board's committees addresses risks that fall within the committee's areas of responsibility as outlined above. The operational risks periodically reviewed by committees are also reviewed by the entire Board when a committee or the Board determines this is appropriate. The independent Chair promotes effective communication and consideration of matters presenting significant risks to the Company through his role in developing the Board's meeting agendas, advising committee chairs, chairing meetings of the Board and facilitating communications between independent Directors and the Chief Executive Officer including in executive sessions.

Oversight of the Company's long-term strategy and business plan is a key priority for the Board of Directors. The Board holds an annual multi-day session for a strategy deep-dive. The Directors work closely with the Executive Leadership Team to review and collaborate on the strategy and the potential risks and opportunities of the business. In addition, the CEO and Executive Leadership Team provide updates on the Company's strategy, competitive landscape and key issues during at least each quarterly Board meeting. The Chair also allocates significant time on the meeting agenda for discussion and reflections. This is done to ensure that strategic oversight remains a dynamic and on-going collaboration, which drives accountability and provides management with insights from our Board on a regular basis as they execute on the Company's strategy.

The Board of Directors relies upon the Chief Executive Officer, Chief Financial Officer and Executive Leadership Team to supervise the risk management activities within the Company, each of whom may provide reports directly to the Board of Directors and certain Board Committees, as appropriate. For example, the primary responsibility for financial and other reporting, internal controls, compliance with laws and regulations, and ethics rests with the management. The Company has a Risk Management System ("RMS"), which utilizes a global cross-functional team approach supported by robust functional risk workshops. RMS reporting objectives include, but are not limited to, reporting on the risk management process and risk findings to the Disclosure Committee on a quarterly basis, the Executive Leadership Team, the Audit Committee and the Safety and Sustainability Committee regularly, and to the full Board of Directors on at least an annual basis.

The Board and Audit Committee receive reports on information technology risks, including cybersecurity and data security risks. The Audit Committee reviews cybersecurity and data security risks and mitigation strategies with such members of management at least annually, and our regular quarterly business reviews to the Board includes cybersecurity updates. Day-to-day management of data security is currently the responsibility of our Senior Vice President, Chief Information Officer and Senior Director Cybersecurity, who work in close collaboration with our Executive Vice President, Chief Technology Officer. Management, supported by an independent third party, also regularly assesses the Company's cybersecurity risks to address mitigation and remediation actions. Management also maintains regular information security trainings and phishing tests with the workforce.

Board, Committee & Director Assessment

The Board and each of its Committees have a robust annual self-evaluation process.

ANNUAL REVIEWS	In alignment with the Company's Corporate Governance Guidelines, the Corporate Governance and Nominating Committee leads the Board in its annual review process, which includes:
	▶ The Board assessment of the performance and effectiveness of the Board and its Committees;
	▶ Committee assessments and charter reviews; and
	▶ Director peer evaluations of individual Director performance.
	These assessments are typically conducted annually using a Board and Committee self-assessment process that focuses on numerous aspects of corporate governance and Director duties and responsibilities. Individual questionnaire evaluations by each Board member are conducted on a confidential and anonymous basis.
	To enhance the review process, the Board will engage the services of an independent third party on a periodic basis as determined by the Corporate Governance and Nominating Committee. The last such review was completed in 2020.
OUTCOME	In 2021, each Committee of the Board, as well as the full Board of Directors, concluded effective operations by the Board and Committees. In addition, all Directors who had served for one year or more assessed their peers as meeting or exceeding expectations.
FOLLOW-UP	The Chair and the Corporate Governance and Nominating Committee use these results in conjunction with the assessment of the skills and characteristics of Board members, as well as in connection with making recommendations to the Board regarding the slate of directors for inclusion in the Company's Proxy Statement for election at the Annual Meeting of Stockholders.
	The Chair also conducts candid, one-on-one discussions with each independent Director regarding observations and suggestions, if any, from the peer evaluations and presents the findings of the annual Board self-assessment to the full Board in executive session for discussion.
	Policies and practices of the Board are updated per the evaluation results as appropriate. Director suggestions for improvements to the questionnaires and evaluation process are incorporated.

AREAS OF FOCUS

Among other topics, the Board evaluations focus on:
- the Board's overall responsibilities and effectiveness;
- oversight of business strategy and strategic planning process;
- the structure and composition of the Board (including organization, size, operation, diversity and tenure policies);
- the Board culture (both in executive session, as well as in connection with management and advisors);
- oversight of risk strategy and risk management systems;
- oversight of the Company's key issues and opportunities, including in the area of ESG and COVID-19 response;
- the adequacy and quality of information provided to the Board;
- the allocation of the Board's meeting time and priorities;
- the overall Board policies, processes and procedures.

Process for Selecting New Directors

We have established a process for identifying and nominating Director candidates that has resulted in the election of a highly qualified, diverse and dedicated Board of Directors.

1	**SOURCE CANDIDATE**	**Candidate Pool from** ▶ Independent Search Firms ▶ Independent Directors	▶ Stockholders ▶ Management Referrals	
2	**IN-DEPTH REVIEW**	**By the Committee** ▶ Skills matrix ▶ Strategic business priorities ▶ Board succession planning ▶ Screen qualifications	▶ Diversity ▶ Independence and potential conflicts ▶ Meet with director candidates	
3	**RECOMMEND**	**Selected Candidates for Appointment to our Board**		
4	**REVIEW**	**Full Board**		
5	**SELECT DIRECTOR(S)**			

The Board of Directors has determined that Directors should possess the following minimum qualifications: (a) the highest personal and professional ethics, integrity and values; (b) commitment to representing the long-term interest of the stockholders; (c) broad experience at the policy-making level in business, government, education, technology or public interest; and (d) sufficient time to effectively fulfill duties as a Board member. The Board recommends qualified individuals who provide the mix of director characteristics and diverse experiences, perspectives and skills appropriate for the Company. In thinking about the size and skills of the Board going forward, the Corporate Governance and Nominating Committee carefully considers the mix of qualifications, skills and experience already represented on the Board as well as the Company's strategy and oversight priorities.

As the Corporate Governance and Nominating Committee identifies the need to add new Board members, the Chair coordinates the search for qualified candidates with input from management and other Board members. Additionally, an independent third-party search firm assists the Corporate Governance and Nominating Committee with its recruitment efforts, including in connection with the selection of the most recent new director nominees, Mmes. FitzGerald and Laschinger. The Corporate Governance and Nominating Committee screens and recommends candidates for nomination by the full Board.

The Corporate Governance and Nominating Committee would consider candidates submitted by stockholders on the same basis as any other candidate. Any stockholder proposing a nomination should submit such candidate's name, along with curriculum vitae or other summary of qualifications, experience and skills to the Corporate Secretary, Newmont Corporation, 6900 E Layton Avenue, Suite 700, Denver, Colorado 80237 USA (attention: Logan Hennessey).

Board Size

Newmont's By-Laws provide that the size of the Board may range from 8 to 17 members. The Board's size as of the Record Date was 12 members.

As part of the Board's 2019 self-evaluation and the deliberations of the Corporate Governance and Nominating Committee, the Board concluded that the Board did not need to be as large as it had been since the closing of the Goldcorp acquisition, which increased the size of the Board to 15 members in accordance with the arrangement agreement. The Corporate Governance and Nominating Committee also considered strategic oversight priorities and investor feedback on Board size and governance as part of its discussions. The Corporate Governance and Nominating Committee and the Board determined to reduce the size of the Board to strike the right balance between ensuring diverse and broad expertise, perspectives and skills and promoting robust dialogue and accountability. Since then, the Board has found that this smaller size Board has promoted both dialogue and meeting efficiency, especially in the COVID-19 virtual meeting environment. The Board continues to be of the view that a Board size of 10 to 13 directors best serves the needs of the Company in the current environment.

Director Diversity

At Newmont, we believe that it is essential that the commitment to diversity and reflecting Newmont's values starts at the top. Newmont's core value of inclusion and diversity helps us attract and retain the industry's top talent so we can achieve differentiated business results today and well into the future.

The Corporate Governance and Nominating Committee regularly evaluates the expertise and needs of the Board to determine the Board's membership and size. As part of this evaluation, the Corporate Governance and Nominating Committee considers aspects of diversity, such as diversity of gender, race, ethnicity, nationality, age, education, industry, business background and experience in the selection of candidates to serve on the Board.

With the additions of two highly accomplished directors, Maura Clark and Susan Story, to our Board in 2020, Newmont reached gender parity amongst its independent Directors for the first time. Subsequently, with the retirements of Kofi J. Bucknor in 2020, Noreen Doyle and Veronica Hagen in 2021 and the upcoming retirement of Matthew Coon Come in April 2022, the Corporate Governance and Nominating Committee has been intentional about considering Board diversity in director searches. Those searches resulted in the appointments of Patrick Awuah, José Manuel Madero, Emma FitzGerald and Mary Laschinger in 2021.

With these appointments, the Board continues to demonstrate both a commitment to diversity with 72% of the independent Director nominees (or 67% of all nominees with the inclusion of our CEO) representing ethnic or gender diverse categories.

As a global organization, Newmont benefits from having a diverse Board with deep senior management experience, in industry as well as specialized fields, and across operating regions. Mr. Awuah has a unique background in technology, innovation, program management and education, as well as an exceptional understanding of Ghana and its workforce. Mr. Madero has deep senior management experience, mining expertise and comprehensive knowledge of complex global operations and business development, including in Mexico and Latin America. Mmes. FitzGerald and Laschinger are experienced and distinguished directors. As former CEOs both have extensive senior management experience and comprehensive knowledge of complex global operations. Dr. FitzGerald also brings a deep understanding of the energy and water industries, including in connection with innovation and transition projects in developing regions. Ms. Laschinger has valuable global business experience, including supply chain, manufacturing, sales and marketing. We believe this broad range of skills and experience is an asset and enhances the Board's ability to provide meaningful strategic oversight. As such, the Board remains committed to the values of inclusion and diversity. For additional information on all our Board candidates, see pages 14 to 25.

Retirement Age, Tenure and Board Refreshment

The Corporate Governance and Nominating Committee of the Board regularly considers director succession planning and the long-term make-up of our Board, including how the members on our Board will change over time.

The Company's retirement policy for non-employee Directors in the Corporate Governance Guidelines (the "Guidelines") provides that no director will stand for election or re-election if such director: (i) will have reached the age of 75 as of the date of the upcoming Annual Meeting of Stockholders; or (ii) will have reached 15 years of service on the Board as of the date of the upcoming Annual Meeting of Stockholders, whichever is earlier; provided, however, that in its sole discretion, the Board, upon recommendation of the Governance Committee, may waive the age and tenure limitations for any director if the Board determines that a director possesses the appropriate skills and characteristics required of Board members in the context of the current make-up of the Board and any perceived needs and that it is in the best interests of the Company and its Stockholders to do so. As of the Record Date, the average age of our Board of Directors nominees was approximately 61, with age diversity ranging from 53 to 67. The Corporate Governance and Nominating Committee aims to strike an appropriate balance between the deep expertise and knowledge that comes from longer-term service and the new experiences and perspectives that can be provided with additions to the Board.

As of the Record Date, the average tenure of our Board of Directors nominees was approximately 4 years. This average tenure is due in part to director retirements, the recent appointments of Mr. Awuah, Mr. Madero, Dr. FitzGerald and Ms. Laschinger in 2021. The retirement policy of Newmont's Board reflects the commitment of our Directors to Board refreshment and to seek balance in the boardroom. Tenure is one factor considered by the Board. Director succession planning also impacts tenure. See "Board Leadership and Independent Chair" and "Process for Selecting New Directors" for additional information.

Proxy Access

In response to stockholder feedback, the Board amended and restated the Company's By-Laws in 2016 to implement a market-standard "proxy access" by-law:

A stockholder, or a group of up to 20 stockholders **3%** for **3 years** owning 3% or more of the Company's outstanding common stock continuously for at least three (3) years	The stockholder or group may nominate and include in the Company's proxy materials directors constituting up to the greater of **2 members** or **20%** of the Board	Provided that the stockholder(s) and the nominee(s) satisfy the requirements specified in the By-Laws

Our By-Laws are available on our website at http://www.newmont.com/about-us/governance-and-ethics/.

Stakeholder Outreach

We view our relationship with stockholders as a critical corporate governance practice. Regular engagement with our stockholders helps us to understand investor expectations for performance and reporting, and helps to shape corporate governance and executive compensation policies. Each year, we are proactive in our outreach to stockholders. In 2021, that outreach occurred both before and after issuance of the proxy. In addition to members of management, our independent Chair, Committee Chairs and other directors are also available to engage with stockholders, either directly or as part of our stockholder engagement program.

In 2021, we contacted all institutional stockholders who owned at least 0.50% of our aggregate outstanding shares of common stock, representing approximately 50% of outstanding shares of our common stock. We engaged with all stockholders who responded to our invitation to discuss corporate governance, our response to COVID, climate change initiatives, executive compensation and other important business and ESG matters. These discussions provide us with valuable feedback on key issues and specific elements of our programs. Stockholder feedback is reported to and discussed with our Board and relevant committees. In recent years, stockholder feedback has supported a range of actions, including setting specific, objective long-term ESG targets, enhancing ESG disclosures for transparency, and progressing gender diversity targets. Additionally, stockholder feedback around water stewardship, social and environmental responsibility, and other critical topics was received through inbound stockholder meeting requests, demonstrating the open channels of feedback between stockholders and the Company. We believe our proactive engagement approach has resulted in constructive feedback and input from stockholders and we intend to continue these efforts. See also "Shareholder Engagement and Say on Pay" in the "Compensation Discussion and Analysis" section.

We believe that aligning our business goals with the long-term interests of our stakeholders and the broader society is essential to our future success. In addition to our stockholders, we also engage regularly with relevant stakeholders, who we consider to be any person or organization potentially impacted by our activities or influential to our success, which allows us to gain a greater understanding of their needs, interests and perspectives while, at the same time, encouraging shared decision making to promote mutually beneficial outcomes. Newmont also engages with a variety of organizations at a global, regional, national and local level to adhere to high standards of governance, social and environmental policies and performance. These memberships and voluntary commitments reflect our values, support our approach to working collaboratively on best practices across several key matters and allow external stakeholders to hold us accountable. Our participation in industry initiatives, wherein we often take a leadership role, allows us to inform and influence global standards and practices, as well as gain insight into emerging expectations and issues. More information regarding our broader stakeholder engagement can be found in our annual sustainability report. Our Sustainability and Stakeholder Engagement Policy which states our commitment to transparently communicate with stakeholders can also be found in the Sustainability section of our website.

Communications with Stockholders or Interested Parties

The Company values your feedback. Any stockholder or interested party who desires to contact the Company's Chair, the non-management Directors as a group or the other members of the Board of Directors may do so by emailing the Corporate Secretary at CorporateSecretary@Newmont.com or writing to the Corporate Secretary (attention: Logan Hennessey), Newmont Corporation, at 6900 E Layton Avenue, Suite 700, Denver, Colorado 80237 USA. Any such communication should state the number of shares owned, if applicable. The Secretary will forward to the Chair any such communication addressed to the Chair, the non-employee Directors as a group or to the Board of Directors generally, and will forward such communication to other Board members, as appropriate, provided that such communication addresses a legitimate business issue. Any communication relating to accounting, auditing or fraud will be forwarded immediately to the Chair of the Audit Committee.

Code of Conduct

Newmont's Code of Conduct (the "Code") publicly sets out the high standards of conduct expected of all of our Directors, employees and officers (including the Chief Executive Officer, the Chief Financial Officer, the Chief Accounting Officer and other persons performing financial reporting functions), as well as by our partners, vendors and contractors when they are working with us or on our behalf. The Code, which has been adopted by Newmont's Board of Directors, sets out Newmont's basic standards for ethical and legal behavior. The Code is available on our website at http://www.newmont.com/about-us/governance-and-ethics/. The Code is designed to deter wrongdoing and promote: (a) honest and ethical conduct; (b) full, fair, accurate, timely and understandable disclosures; (c) compliance with laws, rules and regulations; (d) prompt internal reporting of Code violations; and (e) accountability for adherence to the Code. Newmont will post on its website a description of any amendment to the Code and any waiver, including any implicit waiver, by Newmont of a provision of the Code to a Director or executive officer (including senior financial officers), the name of the person to whom the waiver was granted and the date of the waiver within four business days of such waiver or amendment. We granted no waivers under the Code in 2021.

Related Person Transactions

The Board has adopted written policies and procedures for approving related person transactions. Any transaction with a related person, other than transactions available to all employees generally or involving aggregate amounts of less than $120,000, must be approved or ratified by the Audit Committee, the Leadership Development and Compensation Committee for compensation matters, or disinterested members of the Board. The policies apply to all executive officers, Directors and their family members and entities in which any of these individuals has a substantial ownership interest or control.

Independent Compensation Consultant

For executive compensation consulting services in 2021, the Board of Directors engaged Frederic W. Cook & Co., Inc. ("FW Cook"). The Board uses a best practice approach of engaging separate advisors for Board compensation and management compensation to minimize the potential for conflict of interest. For a description of the executive compensation consulting services provided by FW Cook to the Leadership Development and Compensation Committee ("LDCC") of the Board of Directors, see the "Compensation Discussion and Analysis" on page 56. The Board of Directors and Corporate Governance and Nominating Committee also engaged Aon Governance Solutions to assist in the evaluation of independent Director compensation in 2021. See "Director Compensation" on page 42.

Executive Compensation Risk Assessment

We believe that Newmont's compensation program for the Chief Executive Officer and Officers is structured in a way that balances risk and reward yet mitigates the incentive for excessive risk taking. Beyond prudent plan design, compensation policies and annual reviews by the LDCC, in 2021 an independent third-party team (from Aon Governance Solutions) completed a risk assessment of the executive compensation program at the request of the LDCC.

Overall, the risk assessment found that Newmont's executive compensation programs are sufficiently aligned with market and governance best practices and do not result in excessive risk taking. The programs are appropriately balanced between fixed and pay "at-risk." Furthermore, it was determined that the LDCC provides appropriate oversight by reviewing and approving incentive program goals and payments and has the discretion to adjust results for unusual and/or extraordinary items. Relative to the SEC considerations for evaluating employee compensation risk, no concerns or adverse material risks to the Company were identified that would need to be reported in this Proxy Statement.

Leadership Development and Compensation Committee Interlocks and Insider Participation

No members of the LDCC who served during the last fiscal year (whose names appear under "Report of the Leadership Development and Compensation Committee on Executive Compensation") is, or has ever been, an officer or employee of the Company or any of its subsidiaries. In addition, during the last fiscal year, no executive officer of the Company served as a member of the board of directors or the compensation committee of any other entity that has one or more executive officers serving on our Board or our LDCC.

Director Compensation

The Board of Directors compensation program is reviewed by the Corporate Governance and Nominating Committee of the Board regularly to ensure the program is competitive and supports recruiting and retention efforts. The program is compared to compensation for the companies in our executive Compensation Reference Peer group to ensure alignment with companies of a similar business scope and size. A secondary review is completed assessing practices for Fortune 500 and S&P Composite 1500.

Based upon a review of the non-executive director compensation program by the Corporate Governance and Nominating Committee and the Board, the Board approved modifications to the director compensation program which became effective as of the 2021 Annual Meeting of Stockholders. The changes included simplification of the program with elimination of committee member retainers, an increase in the annual equity award by $20,000, decrease in Board Chair retainer by $20,000 and other changes as set forth below[1]:

Annual Retainer	$ 115,000 for each Director
	$ 30,000 for the Chair of the Audit Committee
	$ 25,000 for the Chair of the Leadership Development and Compensation Committee
	$ 20,000 for the Chair of the Corporate Governance and Nominating Committee
	$ 25,000 for the Chair of the Safety and Sustainability Committee
	$ 280,000 for the Non-Executive Chair of the Board
Stock Award	$ 180,000 of common stock or director stock units each year under the 2020 Stock Incentive Compensation Plan. The fair market value is determined on the first business day following election by the Board or re-election at the Company's Annual Meeting, or as soon as administratively possible.

Additional compensation is not provided to our Directors for service on the Executive-Finance Committee or any advisory committees of the Board.

The Corporate Governance and Nominating Committee of the Board engaged in its annual review of the non-executive director compensation program in early 2022. The program was determined to continue to be competitive, and no further changes to the program are expected in 2022.

[1]   From January 2021 until April 2021 (prior to the effective date of revisions to Board compensation for 2021 set forth above), annual retainers for non-employee Directors was:

Annual Retainer	$ 115,000 for each Director
	$ 25,000 for the Chair of the Audit Committee
	$ 12,000 for each Audit Committee Member
	$ 20,000 for the Chair of the Leadership Development and Compensation Committee
	$ 12,000 for each Leadership Development and Compensation Committee Member
	$ 15,000 for the Chair of the Corporate Governance and Nominating Committee
	$ 10,000 for each Corporate Governance and Nominating Committee Member
	$ 15,000 for the Chair of the Safety and Sustainability Committee
	$ 10,000 for each Safety and Sustainability Committee Member
	$ 300,000 for the Non-Executive Chair of the Board
Stock Award	$ 160,000 of common stock or director stock units each year (with the last award at such level being awarded in April 2020).

The following table summarizes the total compensation for the Company's non-employee Directors serving during 2021:

2021 Director Compensation

NAME[1]	FEES EARNED OR PAID IN CASH ($)	STOCK AWARDS[2] ($)	ALL OTHER COMPENSATION ($)	TOTAL ($)
Patrick G. Awuah, Jr.	$ 77,720	$ 180,000	$ —	$ 257,720
Gregory H. Boyce[3]	$ 324,286	$ 180,000	$ 5,000	$ 509,286
Bruce R. Brook[3]	$ 150,572	$ 180,000	$ 3,568	$ 334,140
Maura Clark	$ 122,846	$ 180,000	$ —	$ 302,846
Matthew Coon Come	$ 118,269	$ 180,000	$ —	$ 298,269
Noreen Doyle[3]	$ 147,769	$ —	$ 279,306	$ 427,075
Emma FitzGerald	$ 9,688	$ 73,479	$ —	$ 83,167
Veronica M. Hagen[3]	$ 51,327	$ —	$ 274,306	$ 325,633
Mary Laschinger	$ 9,688	$ 73,479	$ —	$ 83,167
José Manuel Madero	$ 77,720	$ 180,000	$ —	$ 257,720
René Médori	$ 118,923	$ 180,000	$ —	$ 298,923
Jane Nelson	$ 143,297	$ 180,000	$ 5,000	$ 328,297
Julio M. Quintana	$ 135,819	$ 180,000	$ —	$ 315,819
Susan Story	$ 122,846	$ 180,000	$ —	$ 302,846

[1] Mr. Palmer's compensation is shown in the Summary Compensation Table.

[2] For 2021, all non-employee Directors elected to receive stock awards in the form of director stock units ("DSUs"). The amounts set forth next to each award represent the aggregate grant date fair value of such award computed in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification Topic 718 ("ASC 718") which was the closing sales price on the date of grant. For Messrs. Awuah, Boyce, Brook, Coon Come, Madero, Médori and Quintana and Mmes. Clark, Nelson and Story the grant date was April 29, 2021, with a grant date fair value of $62.31. For Mmes. FitzGerald and Laschinger the grant date was December 3, 2021, with a grant date fair value of $54.67. There are no other assumptions made in the valuation of the stock awards. The amount shown as All Other Compensation for Gregory Boyce, Bruce Brook and Jane Nelson represents contributions made under the Company's charitable Matching Gifts Program. Non-Employee Directors are eligible to participate in the Company's Matching Gifts Program on the same basis as employees, pursuant to which the Company will match dollar-for-dollar, contributions to qualified tax-exempt organizations, not more than $5,000 per eligible donor per calendar year. The figures above represent the Company's match of qualified charitable donations. The amount for Mr. Brook assumes a conversion rate of 0.7512 for Australian Dollar ("AUD") to U.S. dollar for donations made in AUD.

[3] The amount shown as All Other Compensation for Noreen Doyle represents accrued dividends paid to Ms. Doyle in connection with the shares of common stock underlying 53,103 director stock units awarded to Ms. Doyle from 2005 to 2020 pursuant to the Company's director compensation program and $5,000 in contributions made under the Company's charitable Matching Gifts Program. The amount shown as All Other Compensation for Veronica Hagen represents accrued dividends paid to Ms. Hagen in connection with the shares of common stock underlying 53,103 director stock units awarded to Ms. Hagen from 2005 to 2020 pursuant to the Company's director compensation program, and retirement gifts presented by the Company to each of Ms. Doyle and Ms. Hagen of nominal value.

Outstanding Awards

The following table shows outstanding equity compensation for all non-employee Directors of the Company as of December 31, 2021, calculated with the closing price of $62.02:

	STOCK AWARDS	
NAME	AGGREGATE DIRECTOR STOCK UNITS OUTSTANDING (#)	MARKET VALUE OF OUTSTANDING DIRECTOR STOCK UNITS ($)
Patrick G. Awuah	2,888	$ 179,144
Gregory H. Boyce	31,233	$1,937,071
Bruce R. Brook*	18,790	$1,165,356
Maura Clark	5,497	$ 340,924
Matthew Coon Come*	9,752	$ 604,819
Emma FitzGerald	1,344	$ 83,355
Mary Laschinger	1,344	$ 83,355
José Manuel Madero	2,888	$ 179,114
René Médori	14,080	$ 873,242
Jane Nelson	43,723	$2,711,700
Julio M. Quintana	31,233	$1,937,071
Susan Story	4,373	$ 271,213

* Common Stock ownership amounts for Messrs. Brook and Coon Come are included in the Common Stock column of the Stock Ownership of Directors and Executive Officers table on page 102.

Director Share Ownership Guidelines

All Directors are expected to have a significant long-term financial interest in the Company. To align the interests of the Directors and the stockholders, each Director must beneficially own shares of common stock (or hold director stock units) of the Company having a market value of five times the annual cash retainer payable under the Company's Director compensation program. Newly elected Directors are expected to meet this requirement within five years of first becoming a Director of the Company.

Taking into consideration the volatility of the stock market, the impact of gold, copper and other commodity price fluctuations on the Company's share price and the long-term nature of the ownership guidelines, it would be inappropriate to require Directors to increase their holdings because of a decrease in the price of the Company's shares. As such, once the guideline is achieved, future fluctuations in price are not deemed to affect compliance. Specifically, if a decline in the Company's share price causes a Director's failure to meet the guideline, the Director will not be required to purchase additional shares, but such Director will refrain from selling any shares until the threshold has again been achieved. Compliance is evaluated as of December 31 of each year. As of December 31, 2021, all Directors either met the share ownership guidelines or fell within the exceptions to the guidelines.



PROPOSAL NO. 2 – TO APPROVE, ON AN ADVISORY BASIS, THE COMPENSATION OF THE NAMED EXECUTIVE OFFICERS

We are asking stockholders to approve on an advisory basis, the compensation of our Named Executive Officers as described in the "Compensation Discussion and Analysis," the compensation tables and related narrative discussion included in this Proxy Statement. This Proposal No. 2, commonly known as a "Say on Pay" proposal, gives stockholders the opportunity to approve, reject or abstain from voting with respect to our fiscal 2021 executive compensation programs and policies and the compensation paid to the Named Executive Officers. This vote is not intended to address any specific item of compensation, but rather the overall compensation of our Named Executive Officers as described in this Proxy Statement. This proposal allows our stockholders to express their opinions regarding the decisions of the Leadership Development and Compensation Committee (the "LDCC") on the prior year's annual compensation to the Named Executive Officers. Because your vote on this proposal is advisory, it will not be binding on Newmont, the Board or the LDCC. However, your advisory vote will serve as an additional tool to guide the Board and the LDCC in continuing to improve the alignment of the Company's executive compensation programs with the interests of the Company and its stockholders and is consistent with our commitment to high standards of corporate governance. The Board has adopted a policy of providing for annual advisory votes from stockholders on executive compensation. The next such vote on Say on Pay frequency vote will occur at the 2023 Annual Meeting of Stockholders.

RESOLVED, that the compensation paid to the Company's Named Executive Officers, as disclosed pursuant to Item 402 of Regulation S-K of the Securities Act of 1933, as amended, including the "Compensation Discussion and Analysis," compensation tables and related-narrative discussion in this 2022 Proxy Statement, is hereby APPROVED.

Approval of this proposal requires the affirmative vote of the holders of a majority of the shares entitled to vote on the proposal.

 FOR

The Board of Directors unanimously recommends a vote **FOR** the foregoing resolution for the reasons outlined below.

Before you vote, we urge you to read the "Compensation Discussion and Analysis" section of this Proxy Statement for additional details on our executive compensation including the changes based upon stockholder feedback.

COMPENSATION DISCUSSION AND ANALYSIS

COMPENSATION DISCUSSION AND ANALYSIS

The Compensation Discussion and Analysis ("CD&A") describes the governance, pay philosophy, objectives, components, and additional aspects of our 2021 executive compensation programs.

Key Definitions

Capitalized terms, not otherwise defined in this Proxy Statement, have the meaning ascribed below:

2022 Meeting	2022 Annual Meeting of Shareholders of Newmont		Fatigue and Wellbeing Risk Reduction	Development, establishment, and execution of action plans targeting fatigue and health
ASC	Accounting Standards Codification		FW Cook	Frederic W. Cook & Co., Inc.; Newmont LDCC's independent compensation consultant
AUD	Australian Dollar			
Board or Board of Directors	Board of Directors of Newmont		GDX	VanEck Gold Miners exchange-traded fund
BRG	Business Resource Group		LTI	Long-Term Incentive
CACM	Consistently Applied Compensation Measure		LTIP	Long-Term Incentive Program
			NEO	Named Executive Officer
CCV	Critical Control Verification; delivery of a target number of fatality risk management-based verifications		NYSE	New York Stock Exchange
			PBGC	Pension Benefit Guaranty Corporation
CD&A	Compensation Discussion & Analysis		PEP	Pension Equalization Plan
CEO	Chief Executive Officer		PPE	Personal Protective Equipment
CFO	Chief Financial Officer		PSU	Performance Stock Unit
Committee	In the CD&A section, Leadership Development and Compensation Committee		Relative TSR	Percentile ranking against the TSR Peer Group of Newmont stock price appreciation, plus dividends paid
Company	Newmont and its consolidated subsidiaries; all reference to "we," "us," and "our" refer to the Company		Reserves	Number of gold ounces in reserve economically feasible to mine based on extensive drilling, sampling, mine modeling and metallurgical testing – see Annex A-2 for additional information
Compensation Reference Peer Group	Peer group used for market comparisons, benchmarking, and setting executive and director compensation			
			Resources	Number of gold ounces for which there are reasonable prospects for economic extraction – resources are not yet established to the level required for reserve reporting – see Annex A-2 for additional information
CPB Adjusted CSC/GEO	Company performance bonus adjusted non-GAAP measure of Cash Sustaining Costs per Gold Equivalent Ounce - see Annex A-2 for additional information			
			RMS	Risk Management System
CBP Adjusted Free Cash Flow	Company performance bonus adjusted non-GAAP measure to analyze cash flows generated from operations		RSU	Restricted Stock Unit
			S&P 500	Standard and Poor's 500
			STIP	Short-Term Incentive Program annual cash bonus plan
CBP Adjusted ROCE	Company performance bonus adjusted non-GAAP measure to analyze Return on Capital Employed		SEC	United States Securities and Exchange Commission
DJSI	Dow Jones Sustainability Index		TCFD	Task Force on Climate-related Financial Disclosures
DSU	Director Stock Units			
EBITDA	Earnings Before Interest, Taxes, Depreciation, and Amortization		TSR	Total Shareholder Return
			TSR Peer Group	Peer group used to measure relative TSR performance within the performance share program
ESG	Environmental, Social and Governance			
EVP	Executive Vice President		TTDC	Total Target Direct Compensation
FASB	Financial Accounting Standards Board		USD	United States Dollar



REPORT OF THE LEADERSHIP DEVELOPMENT AND COMPENSATION COMMITTEE ON EXECUTIVE COMPENSATION

The Leadership Development and Compensation Committee of the Board of Directors (the "LDCC") is composed entirely of Directors who are not officers or employees of the Company or any of its subsidiaries, and are independent, as defined in the listing standards of the New York Stock Exchange and the Company's Corporate Governance Guidelines. The LDCC has adopted a Charter that describes its responsibilities in detail, and the LDCC and Board review and assess the adequacy of the Charter on an annual basis. The LDCC has the responsibility of taking the leadership role with respect to the Board's responsibilities relating to compensation of the Company's key employees, including the Chief Executive Officer, the Chief Financial Officer, and the other executive officers. Additional information about the LDCC's role in corporate governance can be found in the LDCC's Charter, available on the Company's website at http://www.newmont.com/about-us/governance-and-ethics/.

The LDCC has reviewed and discussed with management the Company's Compensation Discussion and Analysis (CD&A) section of this Proxy Statement. Based on such review and discussions, the LDCC has recommended to the Board of Directors that the CD&A section be included in this Proxy Statement and the Company's Annual Report on Form 10-K for the year ended December 31, 2021.

This Report shall not be deemed to be incorporated by reference into any filing made by the Company under the Securities Act of 1933 or the Exchange Act, notwithstanding any general statement contained in any such filing incorporating this proxy statement by reference, except to the extent the Company incorporates such Report by specific reference.

Submitted by the following members of the LDCC of the Board of Directors:

Julio M. Quintana, Chair
Gregory H. Boyce
Maura Clark
Mary Laschinger

2021 Named Executive Officers (NEOs)

The following CD&A discusses the compensation of the NEOs:

Thomas Palmer



President and Chief Executive Officer

As President, CEO and a member of the Board of Directors, Mr. Palmer is responsible for setting and overseeing the Company's strategic direction, operating results, organizational health, culture, ethics and compliance, and corporate responsibility.

Profile:

Mr. Palmer became President and Chief Executive and joined the Board of Directors of Newmont effective October 1, 2019. He served as President since June 2019 and as President and Chief Operating Officer from November 2018 until June 2019. Previous roles at Newmont include Executive Vice President and Chief Operating Officer, Senior Vice President, Asia Pacific, and Senior Vice President, Indonesia. Prior to joining Newmont in 2014, Mr. Palmer had over a 20-year career with Rio Tinto.

Mr. Palmer has extensive experience leading teams and delivering production while implementing safety culture programs and improving diversity. He earned a Master of Engineering Science degree and a Bachelor of Engineering degree from Monash University in Melbourne, Australia.

Robert Atkinson



Executive Vice President and Chief Operating Officer

As Executive Vice President and Chief Operating Officer, Mr. Atkinson serves as a member of Newmont's executive leadership committee that sets the strategic direction for the Company. Mr. Atkinson is responsible for leading the global mine operations, projects, health, safety and security, productivity, and exploration functions.

Profile:

Mr. Atkinson joined Newmont in June 2019 as Executive Vice President and Chief Operating Officer. With over 30 years of mining industry experience, Mr. Atkinson has held a variety of roles leading large operations and business improvement efforts in Australia, the United Kingdom, and the United States. Most recently, he served as Head of Productivity and Technical Support for Rio Tinto. Mr. Atkinson has extensive operational experience in gold, iron ore, bauxite, copper, uranium and surface and underground coal mining and is a Fellow of the AusIMM and a Fellow of Ethical Leadership from Melbourne Business School. Mr. Atkinson holds a 1st Class Honors Bachelor's degree in Mining and Petroleum Engineering from Strathclyde University in Scotland.

Nancy Buese



Executive Vice President and Chief Financial Officer

As Executive Vice President and Chief Financial Officer, Ms. Buese serves as a member of Newmont's executive leadership committee that sets the strategic direction for the Company. Ms. Buese leads the Company's planning, accounting, controller, tax, treasury, and internal audit functions, as well as oversees investor relations and enterprise risk management.

Profile:

Ms. Buese was appointed Executive Vice President and Chief Financial Officer effective October 31, 2016. Ms. Buese has 25 years of experience in finance leadership roles, including serving as Executive Vice President and CFO for MPLX, a publicly traded energy company formed by Marathon Petroleum Corporation. Prior to MPLX's acquisition of MarkWest Energy Partners in 2015, Ms. Buese served for 11 years as Executive Vice President and Chief Financial Officer of MarkWest. Having worked in public accounting for 12 years, Ms. Buese also is a former Partner with Ernst & Young. Ms. Buese earned her degree in Accounting and Business Administration from the University of Kansas and is a Certified Public Accountant.

Nancy Lipson



Executive Vice President and General Counsel

As Executive Vice President and General Counsel, Ms. Lipson serves as a member of Newmont's executive leadership committee that sets the strategic direction for the Company. Ms. Lipson is responsible for the legal, land, ethics and compliance, and corporate secretary functions.

Profile:

Ms. Lipson joined Newmont in 2005 and assumed the role of Executive Vice President and General Counsel in June 2019. Previous roles at Newmont include Vice President and Deputy General Counsel, Associate General Counsel and Assistant Secretary, and Assistant General Counsel. Ms. Lipson was previously Senior Counsel for Sports Authority and for Qwest Communications, and an Associate with the law firm of Otten, Johnson, Robinson, Neff & Ragonetti, P.C. Ms. Lipson earned a law degree from the University of California, Hastings College of the Law in 1995 and received a Bachelor of Arts degree in Political Science from Colorado College in 1991.

Stephen Gottesfeld



Executive Vice President and Chief Sustainability & External Affairs Officer

As Executive Vice President and Chief Sustainability & External Affairs Officer, Mr. Gottesfeld serves as a member of Newmont's executive leadership committee that sets the strategic direction for the Company. Mr. Gottesfeld is responsible for the environmental, sustainability, communications, and community and government relations functions.

Profile:

Mr. Gottesfeld joined Newmont in 1997 and assumed the role of Executive Vice President and Chief Sustainability & External Affairs Officer in June 2019. Previous roles at Newmont include Executive Vice President and General Counsel, Vice President of Communications and Public Affairs, and Associate General Counsel. Prior to joining Newmont in 1997 Mr. Gottesfeld was an Associate at Holland & Hart LLP. Mr. Gottesfeld earned a Law degree and a master's degree in International Affairs from the University of Denver in 1993 and received a Bachelor of Arts degree in Economics from The Colorado College in 1989.

About Newmont Corporation

Our Purpose

Our purpose is to create value and improve lives through sustainable and responsible mining.



— 100 YEARS —

#1 gold producer with ~8M GEOs* per year through 2031 and significant exposure to other metals	**Proven operating model** and deep bench of experienced leaders with strong track record	**Focused on industry-leading returns** to shareholders with disciplined capital allocation through the cycle
Industry's leading portfolio of world-class assets in top-tier jurisdictions	**Strong free cash flow generation and margins** with significant leverage to rising gold prices	**Recognized sustainability leader** committed to creating value and improving lives

*   See Annex A for a reconciliation of non-GAAP measures cautionary statement and endnotes

Newmont Corporation is primarily a gold producer with significant operations and/or assets in the United States, Canada, Mexico, Dominican Republic, Peru, Suriname, Argentina, Chile, Australia and Ghana. At December 31, 2021, Newmont had attributable proven and probable gold reserves of 92.8 million ounces, measured and indicated gold resources of 68.3 million ounces and inferred of 33.2 million ounces, as well as an aggregate land position of approximately 24,300 square miles (62,800 square kilometers). Newmont is also engaged in the production of copper, silver, lead and zinc. Newmont Corporation was incorporated in 1921 and completed its 100th year in 2021. As the world's leading gold company, Newmont remains committed to creating value and improving lives through sustainable and responsible mining.

Our 2021 Highlights

Delivered **attributable gold production of 6.0M ounces*** at all-in sustaining cost of $1,062 per ounce; met updated full-year guidance	**Protected the wellbeing of our workforce and communities** throughout COVID-19 response	**Generated $2.6B in attributable free cash flow**** and >$250M of non-core asset sales
Advanced projects in organic pipeline to maintain steady growth and strong returns	**Recognized as top gold miner for ESG;** included in the Dow Jones Sustainability World Index for 14 consecutive years	**Returned $1.8B to shareholders** through industry-leading dividend framework**
Progressed district consolidations with the **GT Gold transaction**	**Launched first Climate Strategy Report,** including pathways to achieve our climate targets	**Completed $525M of share repurchases** from $1B buyback program**
Delivered **first Autonomous Haulage Fleet** to gold mining industry	Formed **strategic alliance** with Caterpillar to achieve zero emissions mining	Executed sustainability-linked revolving credit facility and **industry's first $1B sustainability-linked issuance at 2.6%**

*,** See Annex A for a reconciliation of non-GAAP measures cautionary statement and endnotes, including with respect to attributable production, free cash flow and shareholder returns, including dividends and share buybacks.

Despite a challenging year of disruptions caused by the ongoing pandemic, Newmont operated from a position of strength, leveraging our scale and mine life to deliver strong ESG, operational and financial performance. Our long history of taking a leading approach to ESG practices has positioned Newmont as the gold sector's recognized sustainability leader and we continue to challenge ourselves and the industry through our commitment to sustainable and responsible mining. As we build the mine of the future, Newmont is focused on the long-term value we create for all our stakeholders and our core values are fundamental to how we run our business, where we choose to operate and how we conduct ourselves on a daily basis. Our focus has remained on protecting the health and wellbeing of our workforce and local communities above all else. Newmont continues to advance the Fatality Risk Management and Fatigue Risk Reduction programs with a focus on felt leadership with 500,000 critical control focused conversations in the field completed to proactively identify and eliminate potential risks.

During the year, Newmont produced 6.0 million attributable ounces of gold and 1.3 million attributable gold equivalent ounces of co-products, and generated $4.3 billion of cash from continuing operations, more than $2.6 billion in free cash flow and $6.0 billion in adjusted EBITDA, while advancing our most profitable near-term projects and returning a record $2.3 billion to shareholders. Newmont's world-class portfolio of operations and projects is underpinned by a robust foundation of reserves and resources, along with an unmatched project pipeline and the most extensive exploration program in the industry. In 2021, 80% of reserves were replaced in our total portfolio, as we continue to focus on extending mine life, developing districts, and discovering new opportunities in the most favorable jurisdictions. This performance drove Newmont to lead the gold industry in total shareholder returns with 7% in 2021, compared to the VanEck Gold Miners exchange-traded fund (GDX) of -10%, and gold price of -4%.

As we move into our next 100 years of sustainable and responsible mining, Newmont will continue to create long-term value for all our stakeholders through our clear strategic focus, superior operational performance and unwavering commitment to leading ESG practices.

Our Response to COVID-19

Newmont continued to make decisions in 2021 aligned with our values and keeping people front of mind and safe. We maintained robust actions to protect our employees during this challenging time, including continuing base pay for employees that could not work due to COVID-19, providing flexible and remote working plans for employees, enhancing screenings at entry to sites and pre-travel and on-entry screening tests for sites in high risk locations, requiring personal protective equipment (PPE), restricting workplace access for confirmed and suspected COVID-19 cases, as well as close contacts, and implementing a requirement for full vaccination to enter any Newmont workplace, where legally permissible.

Refer to Our Response to COVID-19 on page 6 for additional information.

Our People

Newmont's purpose, to create value and improve lives through sustainable and responsible mining, is realized through our commitment to ESG, operational excellence, growth, and our people. It's our strong-held belief that we maintain a competitive advantage through our people with industry leading engagement, leadership, and commitment to inclusion and diversity. Our values of safety, integrity, sustainability, inclusion, and responsibility are engrained in our culture, impact each action that we take, and are the foundation of our Code of Conduct.

The success of our business comes from the accomplishments and wellbeing of our employees and contractors. At the end of 2021, we employed approximately 14,400 people and had approximately 16,600 people working as contractors. Our goal is to build a workplace culture that fosters leaders and allows every person to thrive, contribute, and grow. Our global People Policy is publicly available on our website and states our commitments to employees, which are supported by global standards on employment practices.

Refer to Our People on page 7 for additional information.

Our Approach to ESG

Newmont has 100 years of experience developing mineral resources. Newmont's sustainability strategy is a foundational element in achieving our purpose of creating value and improving lives through sustainable and responsible mining. It reflects our approach to managing sustainability risks and considerations across the business and is embedded in our overall business strategy.

We also recognize that sustainability means protecting the health, safety and wellbeing of our workforce and host communities. We are committed to continuously advancing our methods and practices that enhance our governance, protect people, support host communities, and safeguard the environment and, in turn, earn the right to operate for the next 100 years.

As a result of our long-standing commitment to sustainability and transparency, Newmont continues to be recognized for responsible business practices and as a mining leader in sustainability.

Refer to Our Approach to ESG beginning on page 8 for additional information.

Executive Compensation Governance and Pay Philosophy

Governance

Role of the Leadership Development and Compensation Committee (LDCC)

The LDCC is responsible for:

▶ Reviewing, assessing, and overseeing senior leadership development, succession planning and talent management

▶ Reviewing and assessing culture and global inclusion and diversity strategy and progress of such strategy

▶ Understanding and addressing shareholder feedback in relation to elements falling under the purview of the LDCC

▶ Establishing Newmont's compensation philosophy and objectives

▶ Determining the structure, components and other elements of our compensation and benefits for the Company's key employees, including its executive officers, subject to ratification by the full Board for CEO compensation

▶ Reviewing Newmont's corporate goals and objectives relevant to the compensation of the CEO, and evaluating the CEO's performance against stated objectives

▶ Determining awards of stock-based compensation, which for the CEO are subject to ratification by the full Board of Directors

The Committee employs an integrated view of talent and compensation to encourage dialogue and drive better decisions for sustained Company leadership over the long-term. In addition to the traditional role of overseeing executive compensation at Newmont, on a regular and ongoing basis, the Committee reviews the Company's talent and succession plans, culture, and global inclusion and diversity progress and strategy.

The Committee routinely reviews and evaluates Newmont's executive compensation programs and executive officer pay to ensure alignment with the Company's purpose and shareholder interests, competitiveness of our compensation and benefits offerings, and alignment with peer and market practices. Throughout the year, the Committee obtains input from executive officers regarding annual operating plans, financial performance, progress toward Newmont's sustainability goals, and related risks. The Committee collaborates with the Board's Safety and Sustainability Committee to align the compensation and benefits programs with our ESG goals.

Throughout the annual and long-term performance periods, the Committee evaluates achievement relative to performance targets and determines and certifies corresponding payouts earned. The Committee does not consider amounts realized from prior performance-based or stock-based compensation awards when setting the current year's total target direct compensation, regardless of whether such realized amounts may have resulted in a higher or lower payout than targeted in prior years. Since the nature and purpose of performance-based and stock-based compensation is to tie executives' compensation to future performance, the Committee believes that considering amounts realized from prior compensation awards in making current compensation decisions is inconsistent with this purpose.

The primary items the Committee considers when making executive compensation decisions for executive officers include:

FACTORS	PURPOSE / KEY CONSIDERATIONS
Peer Benchmarks & Market Insight	Reasonableness of pay relative to peers and market practice
Performance and Leadership Potential for Each Executive	Context for each decision, such as experience, skills, scope of responsibility, individual performance, and succession planning considerations for each executive
Available Compensation Components	Purpose of each pay component, as well as the sum of all elements
Pay Mix	Significant portion of pay "at risk" to align executive pay with shareholder interests, peer practices and our pay philosophy
Pay Equity and Fairness	Appropriate relative compensation among executives
Executive Compensation Alignment to Company Performance	Pay aligned with shareholder interests and Company performance
Consideration of Risk	Compensation program designed to avoid incentive for excessive risk-taking

Role of the Independent Board Members

The independent Board members are responsible for:

- ▶ Reviewing and approving the annual Company objectives and performance targets
- ▶ Assessing the overall performance of the CEO
- ▶ Succession planning for the CEO
- ▶ Approving annual compensation actions for the CEO

The Corporate Governance and Nominating Committee is responsible for reviewing and determining director compensation.

Refer to the Corporate Governance summary starting on page 32 for additional information.

Role of the Independent Compensation Consultant

The independent consultant, FW Cook, is responsible for:

- ▶ Advising the LDCC on trends and issues in executive compensation
- ▶ Assessing Newmont's executive compensation philosophy, objectives, and components
- ▶ Developing and maintaining a peer group of companies for compensation comparison purposes
- ▶ Advising the LDCC regarding considerations and market practices for annual incentive program and long-term equity program design
- ▶ Reviewing materials provided to the LDCC for discussion and approval
- ▶ Participating in LDCC meetings and providing consultation to the Chair of the LDCC regarding topics reviewed during the LDCC meetings
- ▶ Reviewing compensation levels and pay mix for each of the Section 16 executive officer positions
- ▶ Assessing and recommending changes for Section 16 executive officers' base salaries, as well as their annual incentive targets and long-term equity compensation levels

The Committee recognizes the value of objective expertise and counsel provided by an independent compensation consultant. For 2021, the Committee retained FW Cook as its independent compensation consultant. FW Cook reports directly to the Committee and the Committee maintains the sole authority to retain, terminate and obtain the advice of FW Cook at the Company's expense.

While the Committee considers the review and recommendations of FW Cook when making decisions for executive compensation programs, ultimately, the Committee makes its own independent decisions in determining executives' compensation, including its recommendations to the Board with respect to the CEO.

For 2021, the Committee assessed the independence of FW Cook pursuant to SEC and NYSE rules. In doing so, the Committee considered each of the factors with respect to a compensation consultant's independence. The Committee also considered the nature and amount of work performed for the Committee and the fees paid for those services in relation to the firm's total revenues. FW Cook did not perform separate additional services for management. In 2021, FW Cook's aggregate fees for compensation consulting services for the LDCC were $296,838. Additionally, FW Cook has safeguards and procedures in place to maintain independence in its executive compensation consulting practice. Based on its consideration of the foregoing and other relevant factors pursuant to SEC and NYSE rules, the Committee concluded that FW Cook was independent and that there were no conflicts of interest.

Role of Company Management

The CEO and select members of management are responsible for:

▶ Recommending the total target direct compensation and pay mix for each Section 16 executive officer, excluding the CEO
▶ Evaluating and summarizing annual performance for each Section 16 executive officer, excluding the CEO
▶ Reviewing and recommending annual compensation actions for each Section 16 officer, excluding the CEO
▶ Routinely reviewing succession plans for each Section 16 executive officer, and other key management positions

The CEO and select members of management routinely provide updates to the LDCC, including:

▶ Achievement relative to corporate goals
▶ Performance against individual goals for each Section 16 executive officer
▶ Performance for each Section 16 executive officer's division or function

This exposure allows the Committee to have insight into day-to-day performance, enabling it to make informed decisions regarding the compensation actions for each of the executive officers. It also provides insight into how Newmont's incentive programs are impacting performance and retention.

To design and develop the executive compensation programs, the Committee seeks input from the Executive Vice President, Human Resources, the Vice President, Total Rewards, the Executive Compensation Director, and from members of Newmont's finance and legal groups, as appropriate. To assist the Committee in making its decisions, these individuals support the preparation of analyses of financial data, peer comparisons and other materials, and help implement the decisions of the Committee.

To determine compensation actions and adjustments for each Section 16 Executive Officer, other than the CEO, the Committee partners with the CEO and other select members of management. As part of this process, the CEO evaluates and summarizes each executive officer's performance and recommends compensation actions for each officer. The Committee considers these recommendations when determining and approving compensation actions for each Section 16 Executive Officer, other than the CEO.

The CEO does not play any role with respect to any matter affecting his personal compensation and is not present when these matters are discussed. Similarly, no Section 16 Executive Officer plays any role in recommending her is his own personal compensation, nor is any member of management present with respect to any matter affecting her or his personal compensation.

Key Executive Compensation Governance Practices

The Committee annually assesses the effectiveness of our executive compensation program and reviews risk mitigation and key governance matters, including the following best practices that the Company employs.

What We Do:

Annual review of the LDCC charter to ensure alignment with executive compensation best practices and priorities

Active shareholder engagement to understand and address shareholder perceptions and concerns regarding our executive compensation programs

Strong pay for performance ties between Company performance, relative market performance, and individual performance, with most of the executive compensation being variable and at-risk

Annual 3rd party risk assessments of our executive compensation programs

Regular review of dilution and share use to understand the cost and dilutive impact of stock compensation

Thoughtfully selected Compensation Reference Peer Group with annual Committee review

Engagement with 100% independent compensation consultant to provide information and advice for use in Committee decision-making and recommendations on CEO compensation to the Board

Balanced pay mix of short and long-term compensation to avoid over-emphasizing short-term performance at the expense of achieving long-term goals

Diverse set of performance metrics, including a balanced portfolio of ESG, operational excellence, and growth metrics to ensure that no single measure disproportionately affects compensation

Tally sheets provided to LDCC with overview of each Section 16 executive officer's current compensation and outstanding equity

Routine leadership, talent, and diversity and inclusion reviews to enable a robust and diverse pipeline of future leadership

Up-to-date succession planning and a focus on continual development for the Company's senior executives

Capped annual incentive bonus and PSU payouts with the Company's annual cash incentive program having an upper limit on the amount that may be earned and our PSUs having an upper limit on the number of shares and value at time of vest

Stock ownership guidelines for directors and executive officers to maintain meaningful levels of stock ownership to align their personal interests with those of shareholders

Clawback policies to recoup cash and equity-based incentives paid to executive officers based on erroneously prepared financial statements or conduct constituting the basis for a termination for cause

Strong reliance on performance-based long-term incentives, including multi-year performance stock units (PSUs) that represent 67% of long-term incentive opportunity and 33% in restricted stock units (RSUs) to motivate long-term performance and align the interests of executive officers and shareholders

Double trigger change of control provisions where if there is a change of control and termination of employment, outstanding time-based equity awards will vest and cash change of control amounts will be payable – a change of control alone will not trigger vesting

Restrictions on trading stock during certain periods

What We Don't Do:

No excessive perquisites, with those provided focused on facilitating performance on the job and enhancing personal productivity

No individual employment agreements with Section 16 executive officers being at-will with no employment contracts

No dividends paid on unearned awards for our equity incentive programs for shares that a participant has not yet earned or that have not vested

No excise tax gross ups provided to Section 16 executive officers

No hedging, pledging, or short sale transactions in Company securities prohibited for employees and directors

2021 Compensation Reference Peer Group and Selection Criteria

In alignment with market practice and to inform the Company's governance framework, the Committee maintains a Compensation Reference Peer Group for informing key executive compensation decisions. The peer group is used by the Committee to ensure Newmont's executive compensation components, pay mix, and designs are competitive and appropriately aligned with market. The Committee also considers peer groups developed by proxy advisory firms and specific industry surveys (e.g., mining industry) as additional reference points.

The Committee, with the assistance of its independent consultant FW Cook, thoughtfully reconsidered the companies included in the Compensation Reference Peer Group for 2021. Although Newmont is the only gold producer in the S&P 500 and the world's leading gold company, the Committee has previously used a peer group consisting primarily of other gold companies and mining, extraction and natural resource companies. While there were similarities with these companies in terms of business focus and industry, there were substantial differences in size, with the companies in the peer group mostly being smaller by market capitalization. There were also corresponding differences in other aspects, including the global scale, logistical complexity, the degree of asset intensity, and state of business maturity.

The companies the Committee considered and selected for 2021 were chosen to represent broad applicable sectors (e.g., materials, industrials, and energy) and to have similarities in terms of size and quantitative and qualitative characteristics to Newmont. The Committee determined this reference group to provide a consistent, sustainable set of companies for comparison and that enables a broad distribution of data with low volatility.

The Committee considered the following attributes when determining the peer group: industry, geography, global scope and complexity of business, organizational size (i.e., revenue, net income, total assets, market capitalization and number of employees), logistical complexity, the degree of asset intensity, the state of business maturity, and competitors for talent. The Committee focused on selecting companies that in whole had similar attributes as Newmont, while the companies may differ across some of the attributes. Additionally, the companies selected for the 2021 Compensation Reference Peer Group closely align with the approach seen by an increasing number of Newmont's shareholders, which may be characterized as general, rather than sector-specific investors.

2021 Compensation Reference Peer Group[1]

Air Products and Chemicals, Inc.	Freeport McMoRan Inc.[2]
AMETEK, Inc.	Hess Corporation[2]
Barrick Gold Corporation[2]	Illinois Tool Works Inc.
ConocoPhillips	Johnson Controls International plc
Cummins Inc.	Parker-Hannifin Corporation
Deere & Company	Pioneer Natural Resources Company
DuPont de Nemours, Inc.	PPG Industries, Inc.
Eaton Corporation plc	Republic Services, Inc.
Ecolab Inc.	Rockwell Automation, Inc.
Emerson Electric Co.	Vulcan Materials Company[2]
EOG Resources, Inc.[2]	Waste Management, Inc.

[1] 2020 peer companies no longer included in 2021 peer group include: Agnico Eagle Mines Ltd., Alcoa Corporation, Anadarko Petroleum Corporation, Anglo American, Apache Corporation, Devon Energy Corporation, First Quantum Minerals Ltd., Kinross Gold Corporation, Marathon Oil Corporation, The Mosaic Company, Noble Energy, Inc., Occidental Petroleum Corporation, Peabody Energy Corporation, Rio Tinto plc, and Teck Resources Limited. Except for the five identified companies retained from the 2020 peer group, the other companies were added for the 2021 Compensation Reference Peer Group.

[2] Peer company retained from 2020 Compensation Reference Peer Group.

	REVENUE ($M)[1]	EBITDA ($M)[1]	MARKET CAPITALIZATION ($M)[2]
75th Percentile	$19,450	$ 4,415	$43,664
Median	$13,444	$ 2,858	$26,943
25th Percentile	$ 8,665	$ 2,037	$20,331
Newmont Corporation	$11,694[3]	$ 4,660	$47,653
Newmont Percentile Rank	**36th**	**76th**	**82nd**

[1] Represents the trailing twelve months for each company with the period ending September 30, 2020, in alignment with when the 2021 Reference Peer Group was reviewed by the Committee.

[2] Represents the average market capitalization for the twelve month period ending September 8, 2020.

[3] Revenue reflects 2020 analyst consensus at time of review per Standard & Poor's Capital IQ. See Annex A-2, Cautionary Statement regarding third-party data sources.

Pay Philosophy

The pay programs are designed to reflect the Company's purpose, values, and talent strategy, taking into consideration the experience of our shareholders and market best practices.

Reinforcing Newmont's Purpose and Values

Our shared purpose and values are foundational for all that we do as a company. The compensation programs are designed to reflect and reinforce these attributes. Our values are directly measured within the personal bonus component of the annual incentive program, and are central to leadership development and succession planning.

Our Purpose

▸ Creating value and improving lives through sustainable and responsible mining

Our Values

▸ Safety
▸ Integrity
▸ Sustainability
▸ Inclusion
▸ Responsibility

Aspects of Our Executive Program

Our compensation approach is holistic and is mindful of our broad group of stakeholders. Our executive compensation program comprises a balanced portfolio of ESG, operational excellence, and growth measures on an absolute and relative basis designed to:

▶ **Drive Our Business Strategy for Achieving Our Purpose:** we reward superior operational execution, positioning us to lead the gold sector in profitability and responsibility and to sustain a global portfolio of long-life assets

▶ **Support our Talent Strategy:** attracting, developing, and retaining top talent is a key enabler for our success

▶ **Reflect an External Perspective:** we consider shareholder interests and the global market in which we operate when designing our programs

▶ **Align with Market Practice:** we ensure that our reward offerings are competitive and remain aligned with market practice

Intentional Design to Reinforce Pay Philosophy

The Committee ensures that each component of the Company's executive compensation programs are aligned with and support our pay philosophy by:

▶ **Linking Achievement to Business Goals:** the value of the compensation executives receive is tied to Newmont's performance, relative to key business goals and increases in shareholder value

▶ **Selecting Strategic Performance Measures:** the metrics support and advance our short and long-term strategic and business objectives

▶ **Aligning Interests with Shareholders:** executive's interests are aligned with shareholders through the use of equity, which gives them a common interest in stock price performance

▶ **Offering Market Competitive and Equitable Pay:** the median of our Compensation Reference Peer Group is targeted when determining the competitiveness of our pay, helping to ensure our programs are equitable and fair

▶ **Designing Programs That Are Clear and Transparent:** our pay programs are designed to be straightforward and transparent

Annual Compensation Cycle and Decision-Making Process

The following chart provides a summary of the Company's annual compensation cycle:

March to July **Engage & Review**	▶ Initiate shareholder outreach and review feedback ▶ Review Say-On-Pay results, including feedback provided by proxy advisory firms ▶ Review market trends and best practices ▶ Conduct 3rd party compensation risk assessment audit
August to February **Evaluate & Design**	▶ Assess LDCC charter and conduct Committee self-evaluation ▶ Conduct compensation market competitiveness assessment ▶ Review compensation philosophy and objectives, ensuring alignment to Company purpose ▶ Review updates to governance protocols ▶ Evaluate annual short-term and long-term incentive designs, metrics, and targets ▶ Establish following year's Company, CEO, and executive officer performance goals ▶ Establish following year's target compensation for CEO and NEOs
December to February **Assess & Recommend**	▶ Evaluate Company performance against goals and approve incentive payout levels ▶ Evaluate individual performance against goals and approve incentive payout levels for the CEO and executive officers for that component ▶ The prior year's annual incentive is determined and granted in Q1 to align with when the full year's Company performance is determined and reported ▶ The current year's incentive programs are determined and the long-term incentives are granted in Q1 to align with when the Company's current year goals and performance objectives are determined
Ongoing Actions	▶ Review and assess the Company's human capital management activities, including culture, progress toward I&D objectives, and talent development ▶ Review, assess, and develop leadership pipeline ▶ Ensure strong governance over executive compensation programs ▶ Assess Company and executive officer performance against annual goals

Shareholder Outreach and Say on Pay

We view our engagement with shareholders as a critical corporate governance practice. Regular engagement with our shareholders helps us to understand investor expectations for performance and reporting, and helps to shape corporate governance and executive compensation policies. Each year, we are proactive in our outreach to shareholders. In 2021, that outreach occurred both before and after the filling of the proxy. We contacted all institutional stockholders who owned at least 0.50% of our aggregate outstanding shares of common stock, representing approximately 50% of outstanding shares of our common stock. In addition to members of management, our independent Chair, Committee Chairs, including the LDCC chair, and other directors are also available to engage with shareholders, either directly or as part of our shareholder engagement program.

We engaged with all shareholders in 2021 who responded to our invitation to discuss our executive compensation programs and governance, corporate governance, our response to COVID, climate change initiatives, and other important business and ESG matters. We reviewed our executive compensation programs with all shareholders that requested a meeting and received no requests to alter our programs, thus we have not made specific changes in response to investor feedback in 2021.

We believe our proactive engagement approach has resulted in constructive feedback and input from shareholders and we intend to continue these efforts. Any stockholder or interested party who desires to contact the Company's Chair, the Chair of the LDCC, the non-management Directors as a group, or the other members of the Board of Directors may do so throughout the year. Refer to Communications with Stockholders or Interested Parties on page 40 for additional information.

At the 2021 Annual Meeting, our shareholders approved the compensation of our NEOs on an advisory basis, with 93.5% of the votes cast "For" such approval. The Committee interpreted these results as indicating that a substantial majority of shareholders view our executive compensation program, plan design and governance as continuing to be well aligned with our shareholders, their investor experience, business outcomes, and ESG and governance best practices. We continue to engage with shareholders and relevant stakeholders as we find this feedback valuable as our programs continue to evolve.



93.5%
of Shareholders
Approved our 2021
Say-On-Pay
Proposal

Please refer to Stakeholder Outreach on page 40 for additional information.

Executive Compensation and Benefits Programs
Executive Compensation and Benefits Components

The following compensation and benefits components are included in Newmont's executive compensation program. The Committee regularly reviews each component to ensure continued alignment with our compensation philosophy and with market practices.

	DELIVERY MEDIUM	OBJECTIVE	KEY CHARACTERISTICS
Base Salary	Cash	Attract and retain executives with a market-competitive fixed rate of pay	▶ Reviewed annually in comparison to market ▶ Adjusted when appropriate, recognizing level of responsibility and performance within the Company
Annual Incentive Program	Cash short-term incentive program	Reward employees on a short-term (annual) basis for achieving critical strategic Company goals	▶ Closely aligned to broad-based plan inclusive of management and staff employees ▶ Employs a balanced portfolio of ESG, operational excellence, and growth metrics
Long-term Incentive Program	3-year RSU Program (33%)	Retain executives while incentivizing absolute Company performance and share price appreciation by promoting stock ownership	▶ Directly aligns incentive with shareholder interests
	3-year PSU Program (67%)	Motivate employees and reward superior performance over a long-term (three-year) period	▶ Significant portion of total compensation is in the form of performance based LTI ▶ Motivates and rewards executive officers to achieve multi-year strategic goals and to deliver sustained long-term value to stockholders ▶ Achievement measured based on performance of relative TSR
Benefits	Broad-based Health, Welfare, and Retirement Programs	Protect employees' and their covered dependents' health and welfare, and provide long-term financial security	▶ Market competitive benefits ▶ Executives generally participate in the same benefit programs that are offered to other salaried employees ▶ Limited supplemental executive benefits are aligned with market practice
	Perquisites	Facilitate strong performance and enhance executive's personal productivity	▶ Limited perquisites are provided, which are reviewed annually in comparison to market

Pay Mix

Executive compensation is linked strongly to the financial and operational performance of the business, with a majority of annual target compensation being variable and at-risk. In 2021, 88% of the total target compensation for the CEO was at-risk and 80% of the other NEOs', on average, was at risk. The Committee considers compensation to be at risk if it is subject to operating performance, or if its value depends on stock price appreciation.

CEO Pay Mix



Other NEO Pay Mix[1]



(1)   Total value exceeds 100% due to rounding

Base Salary

- ▶ Fixed cash compensation
- ▶ Provides stable compensation to executive officers and enables Newmont to attract skilled executive talent
- ▶ The main considerations for a salary adjustment for executive officers include position responsibilities and individual skills and experience, as well as more subjective factors such as the assessment of individual performance and achievement by the Committee
- ▶ Base salaries are benchmarked against similar jobs at peer companies and are targeted at the median of the Compensation Reference Peer Group; adjustments are made from time-to-time to maintain market competitive pay

2021 NEO Base Salary Decisions

The table below shows the annual base salaries for the NEOs as of December 31, 2021 and their respective increases for the year 2021 as determined by the Committee in February 2021. Mr. Atkinson and Ms. Lipson received an adjustment based upon the Committee's review of base salaries for comparable positions within the Compensation Reference Peer Group.

NEO[1]	2020 BASE SALARY[1] ($)	2021 BASE SALARY[1] ($)	% CHANGE
Thomas Palmer	$1,300,000	$1,300,000	0%
Robert Atkinson	$ 735,000	$ 800,000	9%
Nancy Buese	$ 735,000	$ 735,000	0%
Nancy Lipson	$ 550,000	$ 575,000	5%
Stephen Gottesfeld	$ 550,000	$ 550,000	0%

(1)   Year-end base salary.

Annual Incentive Program

The annual incentive program for executive officers is a cash plan which rewards NEOs for achievement of short-term strategic objectives which are aligned to Newmont's annual goals and purpose.

▶ Variable cash compensation is based on the level of achievement toward annual performance objectives that support ESG, operational excellence, and growth performance goals

▶ Performance against goals must at least meet a threshold level of performance for a payout associated with each respective goal

▶ Incentive payouts for each metric are capped at 200% of target

▶ Incentives are designed to align our executive officers in pursuing our short-term goals; payout levels are based on actual results and the degree of achievement

▶ Annual incentive program target opportunities are set at the median of the Compensation Reference Peer Group for comparable positions

For the NEOs, the amount of the annual bonus payout, if any, under the annual incentive program is based upon achievement relative to two components of performance:

▶ Company performance, which represents 70% of the bonus target opportunity, and

▶ Personal performance, which represents 30% of the bonus target opportunity

2021 Annual Incentive Program Design and Metrics – Company Components (70% of Total Bonus Target)

The annual incentive bonus plan is designed to reward employees for achieving Newmont's most critical goals. The program remains unchanged from the 2020 annual incentive plan, except that the financial metric of Company Performance Bonus (CPB) Free Cash Flow was replaced with CPB Adjusted EBITDA.

2021 Annual Company Component Incentive Program Design*

ESG	**Health & Safety**	▶ Critical Control Verification Execution (10%) ▶ Fatigue and Wellbeing Risk Reduction (10%)	**20%**
	Sustainability	▶ Key Public Indices	**10%**
Operational Excellence	**Efficiency/Production Costs**	▶ CPB Adjusted CSC/GEO	**25%**
	Value Creation	▶ CPB Adjusted EBITDA (20%) ▶ CPB Adjusted Return on Capital Employed (5%)	**25%**
Growth	**Growth Success**	▶ Reserves (10%) ▶ Resources (10%)	**20%**

ESG Metrics. Safety and sustainability are core Newmont values and represent 30% of the target bonus opportunity. The health and safety measures support the Company's strategic objective of developing a culture of zero harm and being the industry leader in health and safety performance. The sustainability measures support our focus on delivering sustainable value for our people, stakeholders, and host communities.

Metrics included:

▶ **Safety:** Fatality risk management based on critical control verification execution, as measured by delivery of a target number of verifications
▶ **Health:** Fatigue and wellbeing risk reduction, based on development, establishment, and execution of action plans; weightings on these factors were increased in 2020 and maintained for 2021 in response to operating during the COVID-19 pandemic
▶ **Sustainability:** Rankings in reference to external ratings and indices, including the Bloomberg ESG Disclosure score, Sustainalytics sector percentile, and the SAM S&P Global Corporate Sustainability Assessment sector results

Operational Excellence Metrics.[1] The financial metrics align with our most critical strategic priorities of controlling expenses and improving efficiency in our production, generating cash as a key determinant of shareholder value, and producing higher returns on the capital we employ in our capital-intensive business. They represent 50% of the target bonus opportunity and provide for a clear line of sight into how achieving operating goals drives Newmont performance and the creation of shareholder value.

* Note that CPB Adjusted CSC/GEO, CPB Adjusted EBITDA and CPB Adjusted ROCE are non-GAAP metrics used for compensation purposes, See Annex A-1 for reconciliations and see Annex A-2 for cautionary information regarding reserves and resources.

Metrics included:

▶ **Operating Efficiency:** CPB Adjusted Cash Sustaining Costs / Gold Equivalent Ounce (CSC/GEO)
▶ **Value creation measures:** CPB Adjusted EBITDA to measure operating profitability and CPB Adjusted Return on Capital Employed (ROCE) to ensure efficient use of capital

Growth Metrics.[1] The growth metrics are designed to incentivize a focus on activities that drive future growth in Newmont's business and improving portfolio value through securing additional reserves and resources, exclusive of acquisitions/divestments and price impacts. The metrics are equally reliant on success related to the discovery of new deposits and completion of the work needed to turn them into reportable reserves or resources, and measures their contribution related to the total amount of reserves and resources held by the Company. Growth measures represent 20% of the target bonus opportunity.

Metrics included:

▶ **Probable and Proven Reserves:** Based on extensive drilling, sampling, mine modeling and metallurgical testing, from which we determine economic feasibility. The metric is based on growth in reserves that is attributable to new discoveries, extensions to existing deposits, successful completion of at least pre-feasibility level study work and improvements to costs, recoveries or other parameters that support the estimation of the reserve.
▶ **Resources:** Represent a concentration or occurrence of solid material of economic interest in or on the Earth's crust in such form, grade, or quality and quantity that there are reasonable prospects for economic extraction. Resources are not yet established to the level required for reserve reporting. The metric is based on growth in resources that is attributable to new discoveries, extensions to existing deposits, successful completion of study work and improvements to costs, recoveries or other parameters that support the estimation of the resource.

Target, Threshold and Maximum Company Performance Levels

The Committee sets performance metric targets at levels considered rigorous and challenging, taking into consideration relevant risk factors and the business outlook. With respect to the financial metrics, the Committee considers the annual operating plan, and assesses various factors related to the achievability of these budget targets. This includes the risks associated with various macroeconomic factors and the risks of achieving specific actions that underlie the targets and the implied performance relative to prior years. As the underlying economic assumptions of the annual operating plan vary from actual results, targets are adjusted to remove some of the performance impact driven by foreign exchange rates and price volatility in commodities markets.

The Committee set the threshold level requiring a high-performance level, with the maximum level requiring exceptionally strong performance and effort to achieve. For performance between the threshold and maximum, the payout amount is interpolated as a payout percentage between a threshold of 20% and a maximum of 200%.

2021 Annual Incentive Program Design – Personal Performance Component (30% of Target)

The personal component of the annual bonus program represents 30% of the total bonus target payout. Individual performance measures were established for each NEO and reviewed by the Committee in February 2021. These measures were determined in alignment with Newmont's ESG, operational excellence, and growth initiatives within each NEO's area of responsibility. The Committee evaluated 2021 performance against these measurements and demonstration of Newmont's values, determining a personal performance rating and personal performance achievement payout percentage.

---

[1] See Annex A-2 for additional information regarding Operational Excellence and Growth metrics.

2021 Annual Incentive Program Company Component Results

The Company Component of the annual bonus program performed at target in the aggregate.

2021 Annual Bonus Program Results

		METRICS	WEIGHT-ING	THRESHOLD	TARGET	MAXIMUM	2021 RESULT	% ACHIEVE-MENT	WEIGHTED PAYOUT
ESG	Health & Safety	Critical Control Verifications (CCVs)	10%	▶ Enrolled Managers / Supervisors: 6 CCVs / month and 6 coaching CCVs / month ▶ Supervisors and General Foreperson: 16 CCVs / month	▶ Enrolled Managers / Supervisors: 6 CCVs / month and 6 coaching CCVs / month ▶ Supervisors and General Foreperson: 16 CCVs / month ▶ General Managers: 8 coaching CCVs / month	▶ Enrolled Managers / Supervisors: 16 CCVs/ month and 12 coaching CCVs / month ▶ Supervisors and General Foreperson: 40 CCVs / month	▶ With the addition of Supervisors and GM coaching, all sites and regions performed above target for Critical Control Verification execution	173%	17.3%
		Fatigue Risk Reduction	10%	n/a	▶ Implementation plans developed and approved by RSVP to achieve compliance with mandated fatigue elements	▶ 50% reduction in the exposure to high-risk fatigue elements	▶ Majority of sites met the Outstanding threshold by reducing Fatigue Risk by at least 50% during the year	177%	17.7%
	Sustainability	Performance Among Key Public Indices	10%	n/a	▶ Bloomberg ESG Disclosure ranking: #6 to #15 among S&P500 ▶ MSCI ESG rating: "A" Grade ▶ SAM S&P: #2 in sector, #1 gold	▶ Bloomberg ESG Disclosure ranking: #1 among S&P500 ▶ MSCI ESG rating: "AA" Grade ▶ SAM S&P: #1 in sector	▶ Bloomberg ESG Disclosure: #1 in S&P 500 ▶ MSCI rating: 'AA' grade ▶ SAM S&P (DJSI) ranking: #1 in Mining & Metals sector	200%	20.0%
Operational Excellence	Efficiency and Production Costs	CPB Adjusted Cash-Sustaining Costs[1] / Gold Equivalent Ounce[3] (CSC/GEO)	25%	$1,090	$991	$941	$1,063	42%	10.5%
	Value Creation	CPB Adjusted EBITDA $M[1][5]	20%	$1,769	$3,538	$5,307	$4,519	107%	21.3%
		CPB Adjusted Return on Capital Employed (ROCE)[1]	5%	0%	10%	20%	18%	177%	8.9%
GROWTH	GROWTH SUCCESS	Reserve Additions	10%	2.40 Moz	3.95 Moz	4.34 Moz	2.40 Moz	20%	2.0%
		Resource Additions	10%	3.28 Moz	4.38 Moz	4.82 Moz	3.30 Moz	22%	2.2%
		Overall Performance[4]							**100%**

(1) Certain of the metrics noted above are non-GAAP compensation measures; for definitions and reconciliations to the nearest GAAP measures, see Annex A-1 under the heading "Company Performance Bonus Measures." The use of these measures is not intended to replace comparable GAAP measures as set forth in our consolidated financial statements. The Company believes that these non-GAAP measures are helpful to management and investors as measures of operating performance as they exclude various items that do not relate to or are not indicative of operating performance.

(2) The term "CPB Adjusted" measures as used in this Compensation Discussion & Analysis refers to such Corporate Performance Bonus Measures.

(3) Gold equivalent ounces ("GEO") are calculated as pounds or ounces produced multiplied by the ratio of other metals' prices to the gold price, using gold ($1,200/oz.), copper ($2.75/lb.), silver ($22.00/oz.), lead ($0.90/lb.) and zinc ($1.05/lb.) pricing.

(4) 0.1% difference between weighted payout and overall performance due to rounding.

(5) CPB-related adjustments include the removal of 5% Yanacocha interest and 25% Merian interest to derive the Adjusted EBITDA attributable to the company; adjustment also reflects the removal of Nevada Gold Mines.

ESG Metrics Summary. Newmont exceeded target goals related to health and safety with a focus on fatality risk management programs and leadership, and fatigue and wellbeing plan design, set up, and execution. The Company exceeded target goals related to sustainability, improving leadership in sustainability management, disclosure, and performance as assessed in key public index rankings.

Operational Excellence Metrics Summary. The Company had below target performance for the Cash Sustaining Costs per Gold Equivalent Ounce metric, partially driven by COVID-19 impacts, which resulted in lower production and higher costs. The value creation metrics of EBITDA and ROCE exceeded target goals.

Growth Metrics Summary. While threshold expectations were met, the growth metrics came in below target predominately due to revisions and down time in drilling and study activities associated with COVID-19.

COVID-19 Impact

The Company did not make changes to the design, metrics, or measurement periods of the incentive pay programs approved by the Committee at the beginning of 2021 as a result of the COVID-19 pandemic.

Throughout 2021, the Committee evaluated the impact of the pandemic on Company performance. Management maintained a committee to monitor the direct and quantifiable impact of COVID-19 and to assess potential COVID-19 related adjustments to the Company's annual incentive program to recommend to the Committee. After reviewing the Company's performance at year's end, taking into consideration consultant market guidance during COVID-19, and considering proxy advisory firms' guidelines, management identified two adjustments to the targets for the Committee's consideration. The Committee reviewed the proposed adjustments, and after seeking guidance from the Committee's independent compensation consultant, FW Cook, the Committee approved adjustments which were made as a direct result of the impact of COVID-19.

The Committee approved adjustments include:

▶ **Reserves and Resources Additions Adjustment for COVID-19 Labor and Supply Chain Impacts**. Drilling programs at Yanacocha and Tanami experienced delay or deferral due to a combination of COVID-19 generated issues: 1) temporary site shutdowns to protect employees; 2) drill unavailability; and/ or 3) permitting delays from local government's pandemic protocols to protect nearby communities. The Reserves and resources target adjustment to account for these impacts resulted in a 4.2% increase to the payout of the Company component in the annual bonus program.

▶ **Cash Sustaining Costs per Gold Equivalent Ounce Adjustment for COVID-19 Production & Labor Impacts**. Due to COVID-19, Tanami, Yanacocha, and Cerro Negro experienced: 1) temporary site shutdowns to protect employees; 2) incremental costs to comply with local government's COVID-19 protocols; and/or 3) labor shortages due to border controls implemented by local governments. Additional direct COVID-19 impacts to CSC/GEO were assessed across other sites where there was a material impact in total for the Company. The CSC/GEO target adjustment to account for these impacts resulted in a 10.5% increase to the payout of the Company component in the annual bonus program.

The adjustments identified above were a direct result of economic impacts due to, and uncertainties related to, the COVID-19 pandemic and were not reflective of management performance. The Company and management delivered strong results in 2021 with the Newmont share price outperforming both the VanEck Vectors Gold Miners ETF (GDX) Index and spot gold price in 2021, with a total Newmont shareholder return of 7% over the period. The total Company payout factor before applying the adjustments was 85%, while the Company payout factor after applying the adjustments was 100%. These adjustments were made to both the Senior Executive annual bonus plan and the broad-based annual bonus plans for eligible employees.

2021 NEO Personal Performance Summaries

The Committee reviewed in December 2021 each NEO's personal performance and achievements linked to Newmont's 2021 performance, as well as how each NEO demonstrated leadership commitment toward creating value and improving lives through sustainable and responsible mining. Listed below are personal performance achievements as of December 31, 2021. The Committee again considered these achievements in February 2022 when determining the payouts for the personal performance component of the short-term incentive plan.

THOMAS PALMER – PRESIDENT AND CEO



▶ Delivered 6.0m ounces of attributable gold production at all-in sustaining cost of $1,062 per ounce, meeting updated full-year guidance.

▶ Generated $2.6B in attributable free cash flow* and >$250 million of non-core asset sales.

▶ Delivered first autonomous haulage fleet in gold industry.

▶ Invested in the future of Newmont by advancing key capital projects including Tanami 2, securing approval for Ahafo North and advancing Yanacocha Sulfides.

▶ Focused on district consolidation with the acquisition of GT Gold

▶ Protected the health and wellbeing of our employees, communities, and stakeholders through the COVID-19 response, including introduction of a vaccine mandate. Took measures to improve mental wellbeing of our workforce, including signing the Global Business Collaboration for Better Workplace Mental Health Pledge.

▶ Demonstrated visible felt leadership across the organization related to safety performance. Significantly advanced Fatality Risk Management and Critical Control Verification safety programs to embed them in the culture, enhanced security programs.

▶ Actively engaged our Global Leadership team to align and advance Newmont's culture.

▶ Expanded shareholder base; continue to lead industry with dividend framework – increasing the dividend by 38% to $0.55 per share quarterly.

▶ Maintained leadership position in Dow Jones Sustainability Index (DJSI) as leading gold company for the 7th consecutive year. Included in the Dow Jones Sustainability World Index for 14 consecutive years.

▶ Differentiated ourselves through ESG performance including first ever Climate report, science-based climate targets and sustainability linked financing. Executed sustainability linked bond, first of its kind in the industry.

Note. *Non-GAAP measures; for a reconciliation to the nearest GAAP measure, see Annex A.

ROBERT ATKINSON – EXECUTIVE VICE PRESIDENT AND CHIEF OPERATING OFFICER



▶ Protecting the wellbeing of our workforce and communities throughout COVID-19 response.

▶ Delivered attributable gold production of 6.0m ounces at all-in sustaining cost of $1,062 per ounce, meeting updated full-year guidance.

▶ Delivered first autonomous haulage fleet in gold industry.

▶ Completed 500,000 Critical Control Verifications (CCVs) with increased analysis of CCVs to ensure quality and appropriateness.

▶ Led transformational programs related to Technical Resource Full Potential and Operating Support Networks, laying the groundwork for optimizing our operations and establishing new ways of working.

▶ Led the formation of the transformational strategic relationship with Caterpillar to help deliver battery electric, automated equipment at CC&V and Tanami to reduce emissions and improve productivity.

▶ Building organizational capability for rapid replication across the business; advanced as planned in 2021 along with productivity focus. Improved payload at Tanami, Peñasquito, Akyem, Merian, Porcupine and Boddington; meeting carbon management targets at all applicable locations.

▶ Greatly raised the profile of inclusion and diversity efforts in Operations; strong sponsorship of this work positioning the organization for significant changes going forward to attract new, diverse talent to the industry.

▶ Provided visible, felt leadership with regards to improving female representation in Operations

▶ Managed key leadership transitions, ensuring operational continuity, and performance and strengthening our leadership team. Sponsored front line leadership program impacting over 700 leaders.

Compensation Discussion and Analysis

NANCY BUESE – EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER



- ► Consistent level of delivery around shareholder returns, balance sheet optimization and execution.
- ► Completed >$525M of accretive share repurchases from $1B buyback program.
- ► Maintained strong credit ratings through discipline and diligence with ratings agency relationships.
- ► Improved cash management and working capital forecasting and sales cycle; responsive actions around challenging currency situations. Improved terms on insurance renewals and global reclamation bonding program.
- ► Advanced and broadened scope of shareholder base; continued evolution and enhancement to capital allocation principles and dividend framework, resulting in dividend increase of 38%.
- ► Executed sustainability-linked revolving credit facility and industry's first sustainability-linked bond at 2.60%, refinancing all near-term debt.
- ► Delivered strong 2022 business plan and guidance; improved efficiency and effectiveness of internal process and laid groundwork for future evolution. Created framework for enhanced forecasting and instituted rolling forecast process.
- ► Developed pipeline of talent within the finance organization; managed seamless transition of Chief Accounting Officer; and recruited top talent to join the organization.

NANCY LIPSON – EXECUTIVE VICE PRESIDENT AND GENERAL COUNSEL



- ► Provided strategic legal counsel in support of acquisitions and divestments, due diligence processes and financing activities.
- ► Member of strategy team, driving superior value and associated messaging.
- ► Steering Committee member and key contributor to COVID-19 response and vaccine management strategy.
- ► Responsible for leadership of global business integrity and compliance function, which delivered important survey, investigation and third-party due diligence work.
- ► Key champion of inclusion and diversity, internally and externally, including incorporation of inclusion and diversity expectations for vendors in legal operations function.

STEPHEN GOTTESFELD – EXECUTIVE VICE PRESIDENT AND CHIEF SUSTAINABILITY & EXTERNAL AFFAIRS OFFICER



- ► Achieved external recognition for the Company's ESG practices, including top-ranked Gold miner for the seventh consecutive year by Global S&P - Dow Jones Sustainability Index.
- ► Established science-based climate targets validated by the Science Based Targets initiative and working groups focused on delivering on those targets. Issued our Annual Sustainability Report aligned with Global Reporting Initiative guidelines and Sustainability Accounting Standards Board. Completed our first annual Climate Strategy report aligned with TCFD guidelines.
- ► Sponsored the planning and design work for the implementation of a revised Risk Management System (RMS) across the business. Provided strategic leadership in establishing systems and governance to support the development and implementation of the RMS and other assurance and governance processes.
- ► Increased diversity representation in the global Sustainability and External Relations function, successfully managed key leadership transitions and enhanced overall leadership capabilities.
- ► Secured community and government support for Newmont projects and operations through careful planning, strong coordination, and the commitment to working consistent with our values.

2021 NEO Annual Incentive Decisions

No changes were made to the NEOs individual annual bonus award targets in 2021 compared to 2020. The Board and LDCC considered the accomplishments relative to the objectives set at the beginning of the year for the CEO and other NEOs, respectively, when determining the personal performance achievement percentage bonus. The payouts under the 2021 annual incentive program for each of the NEOs are shown below.

NEO[1]	TARGET OPPORTUNITY		CORPORATE PERFORMANCE PORTION (70%) ($)	CORPORATE PERFORMANCE ACHIEVEMENT PERCENTAGE %	CORPORATE PERFORMANCE PAYOUT ($)	PERSONAL PERFORMANCE PORTION (30%) ($)	PERSONAL PERFORMANCE ACHIEVEMENT PERCENTAGE %	PERSONAL PERFORMANCE PAYOUT ($)	TOTAL PERFORMANCE ACHIEVEMENT PERCENTAGE %	TOTAL PAYOUT ($)
	% OF BASE PAY (%)	VALUE ($)								
Thomas Palmer	150%	$1,950,000	$1,365,000	100%	$1,365,000	$585,000	130%	$ 760,500	109%	$2,125,500
Robert Atkinson	105%	$ 840,000	$ 588,000	100%	$ 588,000	$252,000	120%	$ 302,400	106%	$ 890,400
Nancy Buese	105%	$ 771,750	$ 540,225	100%	$ 540,225	$231,525	120%	$ 277,830	106%	$ 818,055
Nancy Lipson	85%	$ 488,750	$ 342,125	100%	$ 342,125	$146,625	125%	$ 183,281	108%	$ 525,406
Stephen Gottesfeld	85%	$ 467,500	$ 327,250	100%	$ 327,250	$140,250	140%	$ 196,350	112%	$ 523,600

Long-Term Incentive Program

▸ Variable equity-based compensation tied to absolute Company performance
▸ Restricted Stock Units (RSUs) are time-based
▸ Performance Stock Units (PSUs) based on relative TSR performance among select industry peers
▸ Incentives designed to motivate and reward executive officers to achieve multi-year strategic goals and to deliver sustained long-term value to shareholders, as well as to attract and retain executive officers
▸ LTI grant levels and vehicle distributions are targeted at the median of the Compensation Reference Peer Group for comparable positions

The long-term incentive program for executive officers is an equity-based plan designed to reward executive officers for stock price appreciation and relative Company out-performance in comparison to peers over the long-term. These equity plans represent a significant portion of the executives' pay mix and are used to create a strong link between individual and Company performance and payouts, as well as to align the interests of executive officers with shareholders.

Equity Vehicles and Mix of RSUs and PSUs

In 2021, the Committee made long-term incentive grants to the executive officers in the form of RSUs (33%) and PSUs (67%).

EQUITY VEHICLE	2021 LTI AWARD MIX	VESTING PERIOD	HOW PAYOUTS ARE DETERMINED	OBJECTIVE / RATIONALE
RSUs	33%	3 years: 33% per year	Value of stock at vesting	▶ Aligns with shareholder interests ▶ Promotes retention, including during periods of stock price or market underperformance
PSUs	67%	3-year cliff	2021 to 2023 relative TSR	▶ TSR ties executive officer compensation to shareholder value creation ▶ Use of relative TSR to filter macroeconomic and other factors where management may have limited ability to influence

2021 Restricted Stock Unit Program Design

RSUs were granted to executives in 2021, which will become common stock at vesting on a one-on-one basis. The awards vest pro-rata one-third per year over a three-year period from the date of grant, with dividend equivalents paid upon vesting.

2021 to 2023 Performance Share Unit Program Design

The PSUs granted to the NEOs in 2021 represents the opportunity to earn shares based on Newmont's 2021 to 2023 three-year TSR rank relative to the companies in the TSR Peer group.

Consistent with the 2020 to 2022 PSU program, the metric of relative Total Shareholder Return (TSR) was used for the 2021 to 2023 PSU program. Relative TSR helps to mitigate the impact of macroeconomic factors, both positive and negative, that affect the industry, sector, and/or stock price performance where management may have limited influence to impact outcomes. Comparing Newmont's performance against the TSR Peer Group, comprised of companies within the same industry, rewards NEOs for driving performance greater than or equal to peers, as the peer group is all generally subject to the same exogenous factors as Newmont.

The percentile ranks compared to the TSR Peer Group and the corresponding percentage of the PSUs earned are:

PERCENTILE RANK	PAYOUT
100th percentile	200%
75th percentile	150%
50th percentile	**100%**
25th percentile	50%
Below 25th percentile	0%

Interpolation is used to determine payout levels in between thresholds. To achieve payout threshold, TSR must rank at or above the 25th percentile. The payout value is limited to four times the target grant value and is capped at 100% of target if absolute TSR is negative for the performance period.

2021 to 2023 Relative TSR Peer Group

The TSR Peer Group is comprised of companies that Newmont uses to assess relative TSR performance within the performance share programs. In response to shareholder feedback and in alignment with guidance from the Committee's independent compensation consultant, FW Cook, the TSR Peer Group for 2021 to 2023 was expanded to enable a more reliable and broader comparison. The 2021 to 2023 peer group is comprised of the 57 companies in the VanEck Vectors Gold Miners ETF (GDX) Index, which include:

Agnico Eagle Mines Ltd	First Majestic Silver Corp	Perseus Mining Ltd
Alamos Gold Inc	Fortuna Silver Mines Inc	Pretium Resources Inc
Anglogold Ashanti Ltd	Franco-Nevada Corp	Ramelius Resources Ltd
Argonaut Gold Inc	Gogold Resources Inc	Regis Resources Ltd
Aya Gold & Silver Inc	Gold Fields Ltd	Royal Gold Inc
B2gold Corp	Gold Road Resources Ltd	Sandstorm Gold Ltd
Barrick Gold Corp	Harmony Gold Mining Co Ltd	Silver Lake Resources Ltd
Capricorn Metals Ltd	Hecla Mining Co	Silvercorp Metals Inc
Centamin Plc	Iamgold Corp	Ssr Mining Inc
Centerra Gold Inc	K92 Mining Inc	St Barbara Ltd
Cia De Minas Buenaventura Saa	Kinross Gold Corp	Torex Gold Resources Inc
Coeur Mining Inc	Kirkland Lake Gold Ltd	Victoria Gold Corp
Drdgold Ltd	New Gold Inc	Wesdome Gold Mines Ltd
Dundee Precious Metals Inc	Newcrest Mining Ltd	West African Resources Ltd
Eldorado Gold Corp	*Newmont Corp*	Westgold Resources Ltd
Endeavour Mining Corp	Northern Star Resources Ltd	Wheaton Precious Metals Corp
Endeavour Silver Corp	Oceanagold Corp	Yamana Gold Inc
Equinox Gold Corp	Osisko Gold Royalties Ltd	Zhaojin Mining Industry Co Ltd
Evolution Mining Ltd	Pan American Silver Corp	Zijin Mining Group Co Ltd

2021 LTI Award Decisions

In February 2021, the Committee approved LTI targets for each NEO, as shown in the Summary Compensation Table, maintaining the equity mix used for the 2020 LTI program. Mr. Palmer, Mr. Atkinson, Ms. Lipson, and Mr. Gottesfeld each received an increase in target LTI from 2020. The Committee considered the following when determining the 2021 grant values for each NEO:

▸ Individual performance and criticality of, and expected future, contributions of the NEO

▸ Time in role, skills, and experience

▸ Retention considerations

▸ Comparison of NEO targets to respective Compensation Reference Peer Group values

The Committee determined the number of RSUs to be granted based on the closing stock price on the date of grant and the number of PSUs to be granted based on the previous 25-day average closing stock price. The CEO's RSU and PSU grants were recommended by the Committee and approved by the Board, while the Committee approved the grants for the other Section 16 Officers.

2021 Grants of PSUs and RSUs for the 2021 to 2023 Performance Period

The target value, grant date fair value and number of PSUs and RSUs awarded to each of our NEOs under the 2021 LTI award are shown below.

NEO	TARGET VALUE ($)	PSU (67%) ($)	PSU (#)	RSU (33%) ($)	RSU (#)
Thomas Palmer	$ 8,050,000	$ 5,366,667	89,937	$ 2,683,333	46,674
Robert Atkinson	$ 3,000,000	$ 2,000,000	33,517	$ 1,000,000	17,394
Nancy Buese	$ 2,600,000	$ 1,733,333	29,048	$ 866,667	15,075
Nancy Lipson	$ 1,500,000	$ 1,000,000	16,758	$ 500,000	8,697
Stephen Gottesfeld	$ 1,500,000	$ 1,000,000	16,758	$ 500,000	8,697

2019 to 2021 PSU Program Result

The Company ended the 3-year performance period at 3rd among the 10 companies included in the 2019 to 2021 TSR peer group, resulting in a payout of 168.2% of the target number of PSUs.

2021 NEO Total Target Direction Compensation (TTDC)

In addition to and separate from the Summary Compensation Table, the following table lists the total target direct compensation for each NEO for the full calendar year ending December 31, 2021:

NEO	BASE SALARY[1] ($)	BONUS TARGET (%)	LTI TARGET (S)	TTDC ($)
Thomas Palmer	$1,300,000	150%	$8,050,000	$11,300,000
Robert Atkinson	$ 800,000	105%	$3,000,000	$ 4,640,000
Nancy Buese	$ 735,000	105%	$2,600,000	$ 4,106,750
Nancy Lipson	$ 575,000	85%	$1,500,000	$ 2,563,750
Stephen Gottesfeld	$ 550,000	85%	$1,500,000	$ 2,517,500

Employee Benefits

Our NEOs participate in broad-based health and welfare plans on the same basis as other full-time employees, including:

▶ retirement plans

▶ medical, dental and vision benefits

▶ short-term and long-term disability insurance

▶ life and accidental death and dismemberment insurance

Retirement Plans

The Company offers two U.S. tax-qualified retirement plans, the Pension Plan, which is a defined benefit plan, and the Savings Plan, which is a defined contribution plan (401(k) plan). Both plans are available to a broad range of our employees, generally including all U.S. domestic salaried employees. Because of the qualified status of the Pension Plan and Savings Plan, the Internal Revenue Code limits the benefits available to highly compensated employees. As a result, the Company provides a non-qualified defined benefit plan (Pension Equalization Plan) and a non-qualified savings plan (Savings Equalization Plan) for executive employees who are subject to the Internal Revenue Code limitations in the qualified plans. The Pension Equalization Plan provides the full benefit intended under the qualified plan by making executives whole where they otherwise would not be because of the Internal Revenue Code (IRC) annual compensation limits. The Savings Equalization Plan allows pre-tax savings above the IRC limits. Most importantly, our retirement plans, including our equalization plans, support our goals of retaining executive employees.

Perquisites

The Company provides limited perquisites to senior executives, including the NEOs, to enhance their financial security and productivity. Perquisites include optional financial and tax planning services, optional annual executive health assessment benefits, and minimal personal use of administrative assistance.

The Committee regularly reviews the perquisites provided to the respective executive officers as part of its overall review of executive compensation to ensure that the offerings remain reasonable and in alignment with market practice. In response to feedback from stakeholders, the Committee approved changes to the tax services perquisites for the CEO and COO associated with tax obligations across multiple jurisdictions. The Committee implemented a cap for 2021 for Mr. Palmer at $30,000 and for the Mr. Atkinson at $18,000. This benefit will no longer be provided beginning in 2022.

Details regarding benefits and perquisites that each NEO received for the fiscal year ended December 31, 2021 can be found in the 2021 Summary Compensation Table and accompanying narrative and in the 2021 All Other Compensation Table.

Executive Compensation Policies and Practices

Executive Stock Ownership Guidelines

The Committee believes that executive's interests should closely align with shareholder interests. In support of this position, the Company adopted stock ownership guidelines for executives to hold a minimum number of shares of Newmont stock. Covered executive officers are expected to attain the applicable target ownership within five years of being appointed to their positions. Shares used to determine whether the guidelines are met include those held personally or beneficially owned and RSUs subject solely to service-based vesting. PSUs do not count towards an executive's minimum ownership. Compliance is evaluated as of December 31 of each year. As of December 31, 2021, all NEOs either met the share ownership guidelines or fell within the exceptions to the guidelines.

POSITION	MULTIPLE OF SALARY
CEO	6x
Other Executive Officers	3x

Executive Compensation Clawback Policy

The Company maintains clawback provisions in our annual bonus and LTI programs providing the Company the ability to recoup incentive compensation paid to executive officers based on erroneously prepared financial statements or conduct leading to termination for cause.

Restrictions on Trading Stock

Newmont maintains a Stock Trading Standard (the "Standard") for its employees, including executive officers. The Standard prohibits certain employees from trading during specific periods at the end of each quarter until after the Company's public disclosure of financial and operating results for that quarter unless they have received the approval of the Company's General Counsel. The Company may impose additional restricted trading periods at any time if it believes trading by employees would not be appropriate because of developments at the Company that are, or could be, material. In addition, the Company requires pre-approval of trades in Company securities for its executive officers and prohibits buying shares on margin or using shares as collateral for loans. Other than as stated in this paragraph and the stock ownership guidelines stated above, the Company does not have a holding period on common stock.

Anti-Hedging and Anti-Pledging Policies

Newmont's Stock Trading Standard prohibits Newmont's directors and executives from (i) engaging in any forms of hedging or short-selling transactions involving our securities, (ii) pledging or margining our securities, or (iii) any other transaction that would directly or indirectly reduce the risk of holding Company securities, however acquired. Our Standard provides that to the extent legally permissible, specific exceptions with respect to the prohibition on pledges may be granted on a case-by-case basis at the discretion of the Company's Executive Vice President and General Counsel or Vice President, Associate General Counsel and Corporate Secretary. No exceptions have been requested.

Accounting for Stock-Based Compensation

The Company follows the Financial Accounting Standards Board's Accounting Standards Codification (ASC) Topic 718, or ASC Topic 718, for our stock-based compensation awards. ASC Topic 718 requires companies to calculate the grant date "fair value" of their stock-based awards using a variety of assumptions. ASC Topic 718 also requires companies to recognize the compensation cost of their stock-based awards in their income statements over the period that an employee is required to render service in exchange for the award.

Grants of PSUs and RSUs under our equity incentive award plans are accounted for under ASC Topic 718. The Committee regularly considers the accounting implications of significant compensation decisions, especially in connection with decisions that relate to our equity incentive award plans and programs. As accounting standards change, the Committee may revise certain programs to appropriately align accounting expenses of equity awards with the overall executive compensation philosophy and objectives.

Tax Deductibility of Compensation

Section 162(m) of the Internal Revenue Code of 1986, as amended, limits the amount of compensation in excess of $1,000,000 that the Company may deduct in any one year with respect to certain of its executive officers whose compensation must be included in this proxy statement. In 2021, compensation amounts for each NEO were greater than $1,000,000 and a portion of their salaries, bonuses, stock awards, and other compensation items are not deductible by the Company.

2021 EXECUTIVE COMPENSATION TABLES

2021 Summary Compensation Table

NEO AND PRINCIPLE POSITION	YEAR	SALARY[1] ($)	BONUS[2] ($)	STOCK AWARDS[3] ($)	OPTION AWARDS ($)	NON-EQUITY INCENTIVE PLAN COMPENSATION ($)	CHANGE IN PENSION VALUE AND NON-QUALIFIED COMPENSATION EARNINGS[4] ($)	ALL OTHER COMPENSATION[5] ($)	TOTAL[6] ($)
Thomas Palmer[7]	2021	$1,300,000	—	$8,566,067	—	$2,125,500	$ 606,521	$ 69,017	$12,667,106
President and Chief Executive Officer	2020	$1,200,412	—	$7,659,869	—	$2,548,133	$ 602,107	$ 191,764	$12,202,285
	2019	$ 917,857	—	$4,600,310	—	$1,398,281	$ 382,357	$ 33,399	$ 7,332,204
Robert Atkinson	2021	$ 786,250	—	$3,192,328	—	$ 890,400	$ 272,455	$ 59,967	$ 5,201,400
Executive Vice President and Chief Operating Officer	2020	$ 735,000	—	$3,161,184	—	$1,077,930	$ 237,539	$ 72,520	$ 5,284,173
	2019	$ 399,808	$500,000	$3,249,950	—	$ 424,290	$ 84,223	$ 257,784	$ 4,916,055
Nancy Buese	2021	$ 735,000	—	$2,766,691	—	$ 818,055	$ 226,715	$ 34,400	$ 4,580,861
Executive Vice President and Chief Financial Officer	2020	$ 735,000	—	$3,161,184	—	$ 939,015	$ 328,899	$ 17,100	$ 5,181,198
	2019	$ 730,934	—	$2,878,061	—	$ 925,143	$ 271,783	$ 16,800	$ 4,822,721
Nancy Lipson	2021	$ 569,711	—	$1,596,131	—	$ 525,406	$ 161,934	$ 35,380	$ 2,888,563
Executive Vice President and General Counsel	2020	—	—	—	—	—	—	—	—
	2019	—	—	—	—	—	—	—	—
Stephen Gottesfeld	2021	$ 550,000	—	$1,596,131	—	$ 523,600	$ 311,063	$ 39,824	$ 3,020,618
Executive Vice President, Chief Sustainability and External Affairs Officer	2020	$ 550,000	—	$1,805,506	—	$ 561,811	$ 952,692	$ 65,359	$ 3,935,368
	2019	$ 550,000	—	$1,707,831	—	$ 556,652	$1,215,758	$ 58,361	$ 4,088,602

(1) Represents salary paid during program year.

(2) No discretionary supplemental bonuses were paid for 2021. For 2019, amount shown for Mr. Atkinson represents a component in consideration of compensation forfeited from a prior employer because of joining Newmont.

(3) Amounts shown represent the aggregate grant date fair value computed in accordance with the Financial Accounting Standards Board ("FASB") Accounting Standards Codification Topic 718 ("ASC 718"). The Company's 2013 Stock Incentive Compensation Plan defines fair market value of the stock as the average of the high and low sales price on the date of the grant, which is the grant date fair value for the 2019 and 2020 restricted stock unit grants. The Company's 2020 Stock Incentive Compensation Plan defines fair market value of the stock to include the closing sales price on such date, which is the grant date fair value utilized for the 2021 restricted stock unit grants. For the 2021 restricted stock unit grants, the fair market value on the date of grant, February 22, 2021, was $57.49. For the 2020 restricted stock unit grants, the fair market value on the date of the grant, February 24, 2020, was $50.66. For the 2019 restricted stock unit grants, the fair market value on the date of the grant, February 25, 2019, was $35.97, and for Mr. Atkinson, the fair market value for the July 26, 2019 awards was $37.54. Pursuant to ASC 718, the aggregate grant date fair value of Performance Stock Units ("PSU") is determined by multiplying the target number of shares by a Monte Carlo calculation model, further described in the Newmont's Annual Report on Form 10-K for the year ended December 31, 2021, which determined a grant date fair value of the 2021 to 2023 (payout 2024) Performance Stock Units of $65.41 per share (113.78% of the stock price on the date of grant) for each participating Named Executive Officer. For 2020 to 2022 (payout 2023) Performance Stock Units of $59.24 per share (116.94% of the stock price on the date of grant) for each participating Named Executive Officer. For 2019 to 2021 (payout 2022) Performance Stock Units of $41.14 per share (114.4% of the stock price on the date of grant) for each participating Named Executive Officer. The maximum value of the Performance Stock Units is 200% of target The PSUs Grant Date Fair Value at Maximum for the NEOs are as follows: Mr. Palmer: $11,765,558; Mr. Atkinson: $4,384,694; Ms. Buese: $3,800,059; Ms. Lipson: $2,192,282; and Mr. Gottesfeld: $2,192,282.

(4) Amounts shown represent the increase in the actuarial present value under the Company's qualified and non-qualified defined benefit pension plans. The PEQ interest rate is based upon a PBGC interest rate. On December 31, 2021 the PBGC lump sum interest rate was 0.00%, at December 31, 2020 a PBGC lump sum interest rate was 0.00%, and at December 31, 2019 the PBGC lump sum interest rate was 0.25%. The qualified present value and the interest discounting are based on the FASB rate. On December 31, 2021 the FASB rate for the Salaried and PEQ plan was 3.03%, at December 31, 2020 the FASB rate was 2.74% and at December 31, 2019 the FASB rate was 3.49%.

(5) Amounts shown are described in the All Other Compensation Table. Refer to the Compensation Discussion and Analysis section of this Proxy Statement for a description of the components of compensation, along with a description of all material terms and conditions of each component.

(6) NEOs are presented in order of Total Compensation, excluding change in pension value and non-qualified compensation earnings.

(7) In 2019, as part of the Chief Executive Officer transition that occurred in late 2019, Mr. Palmer first was appointed President in June 2019 when Mr. Atkinson joined Newmont and assumed the role of Chief Operating Officer. Mr. Palmer then was appointed President and Chief Executive Officer in October 2019 when Mr. Goldberg transitioned out of the role. 2020 is the first full year in which Mr. Palmer served as Newmont's President and Chief Executive Officer.

2021 All Other Compensation Table

NEO	COMPANY CONTRIBUTIONS TO DEFINED CONTRIBUTION PLANS[1] ($)	CHANGE IN VALUE OF POST-RETIREMENT MEDICAL AND LIFE INSURANCE[2] ($)	PERQUISITES[3] ($)	RELOCATION REIMBURSEMENT AND TAX GROSS-UPS[4] ($)	TOTAL ($)
Thomas Palmer	$17,400	—	$50,842	$775	$69,017
Rob Atkinson	$17,400	—	$42,567	—	$59,967
Nancy Buese	$17,400	—	$17,000	—	$34,400
Nancy Lipson	$17,400	—	$17,980	—	$35,380
Stephen Gottesfeld	$17,400	$1,094	$21,330	—	$39,824

(1) Under the Company's defined contribution plan, the Savings Plan, the Company will match 100% of the first 6% of a participant's base salary contribution to the Savings Plan annually, up to the IRS compensation limit. The 2021 maximum match was $17,400.

(2) Mr. Gottesfeld is eligible for retiree medical and life insurance benefits, having been employed before January 1, 2003. Mr. Palmer, Mr. Atkinson, Ms. Buese, and Ms. Lipson are not eligible.

(3) For Mr. Palmer and Mr. Atkinson, includes tax preparation assistance due to tax obligations in multiple countries of $30,000 and $18,000, respectively. The Company provides the named executive officers with the opportunity to obtain financial advisory services up to a value of $17,980 paid by the Company and executive health assessment benefits with a maximum value of approximately $3,500. These benefits are not grossed up for taxes, with executives electing to obtain the services being responsible for the personal tax liability associated with the imputed income for the benefit. Mr. Palmer consists of $17,000 for financial advisory services. Mr. Atkinson consists of $17,000 for financial advisory services and $3,350 for executive health assessment benefits. Ms. Buese consists of $17,000 for financial advisory services. Ms. Lipson consists of $17,980 for financial advisory services. Mr. Gottesfeld consists of $17,980 for financial advisory services and $3,350 for executive health assessment benefits. Mr. Palmer and Mr. Atkinson include de minimis personal use of administrative support.

(4) Tax gross ups for Mr. Palmer were in connection with social security taxes paid by the Company.

2021 Grants of Plan-Based Awards Table

NEO	GRANT DATE	ESTIMATED FUTURE PAYOUTS UNDER NON-EQUITY INCENTIVE PLAN AWARDS[1]			ESTIMATED FUTURE PAYOUTS UNDER EQUITY INCENTIVE PLAN AWARDS[2]			ALL OTHER STOCK AWARDS NUMBER OF SHARES OF STOCK OR UNITS (#)	GRANT DATE FAIR VALUE OF STOCK AND OPTION AWARDS[3] ($)
		THRESHOLD ($)	TARGET ($)	MAXIMUM ($)	THRESHOLD (#)	TARGET (#)	MAXIMUM (#)		
Thomas Palmer									
2021 Annual Bonus	—	$273,000	$1,950,000	$3,900,000	—	—	—	—	—
2021 PSU	2/22/2021	—	—	—	—	89,937	179,874	—	$5,882,779
2021 RSU	2/22/2021	—	—	—	—	—	—	46,674	$2,683,288
Robert Atkinson									
2021 Annual Bonus	—	$115,579	$ 825,562	$1,651,125	—	—	—	—	—
2021 PSU	2/22/2021	—	—	—	—	33,517	67,034	—	$2,192,347
2021 RSU	2/22/2021	—	—	—	—	—	—	17,394	$ 999,981
Nancy Buese									
2021 Annual Bonus	—	$108,045	$ 771,750	$1,543,500	—	—	—	—	—
2021 PSU	2/22/2021	—	—	—	—	29,048	58,096	—	$1,900,030
2021 RSU	2/22/2021	—	—	—	—	—	—	15,075	$ 866,662
Nancy Lipson									
2021 Annual Bonus	—	$ 67,796	$ 484,255	$ 968,509	—	—	—	—	—
2021 PSU	2/22/2021	—	—	—	—	16,758	33,516	—	$1,096,141
2021 RSU	2/22/2021	—	—	—	—	—	—	8,697	$ 499,991
Stephen Gottesfeld									
2021 Annual Bonus	—	$ 65,450	$ 467,500	$ 935,000	—	—	—	—	—
2021 PSU	2/22/2021	—	—	—	—	16,758	33,516	—	$1,096,141
2021 RSU	2/22/2021	—	—	—	—	—	—	8,697	$ 499,991

[1] Amounts shown represent threshold, target and maximum amounts for 2021 Company and Personal Bonuses. The Company Performance Bonus has a threshold of 20% payout, with the potential to have a zero payout, and the Personal Bonus has no threshold. The Committee established the target for company metrics and personal objectives in 2021. Payments of Company Performance and Personal Bonuses for 2021 performance are shown in the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table. Refer to the CD&A for a description of the criteria for payment of Company Performance & Personal Bonuses.

[2] Amounts shown represent the threshold, target, and maximum number of shares of the Performance Stock Units potentially earned for the targets set in 2021, which will pay out in 2024. See the Compensation Discussion and Analysis for a description of these awards and the rationale.

[3] Amounts shown represent the aggregate grant date fair value computed in accordance with the FASB ASC 718. For the restricted stock units, the grant date fair value is the target number of shares granted multiplied by the fair market value on the date of grant. The Company's 2020 Stock Incentive Compensation Plan defines fair market value of the stock to include the closing sales price on such date, which is the grant date fair value utilized for the restricted stock units. The fair market value on the date of grant, February 22, 2021, was $57.49, and the grant values are shown in the Stock Awards column of the Summary Compensation Table. The restricted stock unit awards vest pro-rata over three years. See the Compensation Discussion and Analysis for a description of this award and the rationale. Pursuant to ASC 718, the aggregate grant date fair value of Performance Stock Units is determined by multiplying the target number of shares by a Monte Carlo grant date fair value $65.41 for the 2021 to 2024 (payout 2024) Performance Stock Unit grant, and such amounts are shown in the Stock Awards column of the Summary Compensation Table.

2021 Outstanding Equity Awards at Fiscal Year-End Table

	OPTION AWARDS					STOCK AWARDS			
NEO	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS[1] (#) EXERCISABLE	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS (#) UNEXERCISABLE	OPTION EXERCISE PRICE	OPTION GRANT DATE	OPTION EXPIRATION DATE	NUMBER OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED (#)	MARKET VALUE OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED ($)[1]	EQUITY INCENTIVE PLAN AWARDS: NUMBER OF UNEARNED SHARES, UNITS OR OTHER RIGHTS THAT HAVE NOT VESTED (#)[2]	EQUITY INCENTIVE PLAN AWARDS: MARKET OF PAYOUT VALUE OF UNEARNED SHARES, UNITS OR OTHER RIGHTS THAT HAVE NOT VESTED ($)[1]
Thomas Palmer	—	—	—	—	—	12,356 [3]	$ 766,319	—	—
	—	—	—	—	—	27,635 [4]	$1,713,923	—	—
	—	—	—	—	—	46,674 [5]	$2,894,721	—	—
2019 to 2021 PSU	—	—	—	—	—	—	—	158,824	$ 9,850,264
2020 to 2022 PSU	—	—	—	—	—	—	—	187,708	$11,641,650
2021 to 2023 PSU	—	—	—	—	—	—	—	89,937	$ 5,577,893
Robert Atkinson	—	—	—	—	—	22,199 [6]	$1,376,782	—	—
	—	—	—	—	—	6,660 [6]	$ 413,053	—	—
	—	—	—	—	—	11,405 [4]	$ 707,338	—	—
	—	—	—	—	—	17,394 [5]	$1,078,776	—	—
2020 to 2022 PSU	—	—	—	—	—	—	—	77,466	$ 4,804,441
2021 to 2023 PSU	—	—	—	—	—	—	—	33,517	$ 2,078,724
Nancy Buese	—	—	—	—	—	7,730 [3]	$ 479,415	—	—
	—	—	—	—	—	11,405 [4]	$ 707,338	—	—
	—	—	—	—	—	15,075 [5]	$ 934,952	—	—
2019 to 2021 PSU	—	—	—	—	—	—	—	99,364	$ 6,162,555
2020 to 2022 PSU	—	—	—	—	—	—	—	77,466	$ 4,804,441
2021 to 2023 PSU	—	—	—	—	—	—	—	29,048	$ 1,801,557

NEO	OPTION AWARDS					STOCK AWARDS			
	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS[1] (#) EXERCISABLE	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS (#) UNEXERCISABLE	OPTION EXERCISE PRICE	OPTION GRANT DATE	OPTION EXPIRATION DATE	NUMBER OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED (#)	MARKET VALUE OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED ($)[1]	EQUITY INCENTIVE PLAN AWARDS: NUMBER OF UNEARNED SHARES, UNITS OR OTHER RIGHTS THAT HAVE NOT VESTED (#)[2]	EQUITY INCENTIVE PLAN AWARDS: MARKET OF PAYOUT VALUE OF UNEARNED SHARES, UNITS OR OTHER RIGHTS THAT HAVE NOT VESTED ($)[1]
Nancy Lipson	—	—	—	—	—	2,892[3]	$ 179,362	—	—
	—	—	—	—	—	7,896[4]	$ 489,710	—	—
	—	—	—	—	—	8,697[5]	$ 539,388	—	—
2019 to 2021 PSU	—	—	—	—	—	—	—	13,940	$ 864,559
2020 to 2022 PSU	—	—	—	—	—	—	—	40,222	$ 2,494,568
2021 to 2023 PSU	—	—	—	—	—	—	—	16,758	$ 1,039,331
Stephen Gottesfeld	—	—	—	—	—	4,587[3]	$ 284,486	—	—
	—	—	—	—	—	6,514[4]	$ 403,998	—	—
	—	—	—	—	—	8,697[5]	$ 539,388	—	—
2019 to 2021 PSU	—	—	—	—	—	—	—	58,962	$ 3,656,823
2020 to 2022 PSU	—	—	—	—	—	—	—	44,244	$ 2,744,013
2021 to 2023 PSU	—	—	—	—	—	—	—	16,758	$ 1,039,331

[1] Assumes stock price of $62.02, the closing price on December 31, 2021.

[2] Maximum number of Performance Leveraged Stock Units are shown for the 2019 to 2021 PSU (payout 2022) and 2020 to 2022 PSU (payout 2023) targets and the target number is shown for the 2021 to 2023 PSU (payout 2024) target, all three awards for which performance and grant are not yet determined and which are described in the Compensation Discussion and Analysis. The maximum achievable amount of Performance Leveraged Stock Units is 200% of target.

[3] Vesting date is February 25, 2022.

[4] Vesting dates are February 24, 2022 and 2023.

[5] Vesting dates are February 22, 2022, 2023 and 2024.

[6] Vesting date is July 26, 2022.

2021 Option Exercises and Stock Vested Table

| NEO | OPTION AWARDS | | STOCK AWARDS | |
	NUMBER OF SHARES ACQUIRED ON EXERCISE (#)	VALUE REALIZED ON EXERCISE ($)	NUMBER OF SHARES ACQUIRED ON VESTING (#)	VALUE REALIZED ON VESTING ($)
Thomas Palmer	—	—	74,785	$4,158,119
Robert Atkinson	—	—	34,559	$2,072,091
Nancy Buese	—	—	58,281	$3,228,539
Nancy Lipson	—	—	15,180	$ 846,644
Stephen Gottesfeld	13,240	$ 102,809	74,803	$4,213,174

2021 Pay Ratio of CEO to Median Employee

As required by and in accordance with Section 953(b) of the Dodd—Frank Wall Street Reform and Consumer Protection Act, and Item 402(u) of Regulation S-K, the following disclosure summarizes the relationship of the annual total compensation of the median employee from among our employees (other than the CEO) and the annual total compensation of the CEO.

The same median employee identified in the 2021 Proxy was selected for the 2022 Proxy pay ratio analysis. The Company has determined that the 2021 annual total compensation of the median compensated employee was $56,621. For 2021, the annual total compensation for the Company's CEO, Mr. Palmer, as reported in the summary compensation table was $12,667,106. Mr. Palmer's total compensation is 224 times (or a ratio of 224 to 1) that of the estimated median compensated Newmont employee. This pay ratio is a reasonable estimate calculated in accordance with SEC rules based on our payroll and employment records.

Newmont's compensation practices and programs are designed to drive performance in support of Newmont's purpose and to be fair, equitable and compliant with applicable laws. The SEC rules for identifying the median compensated employee and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, exclusions, and assumptions that reflect their compensation practices. As such, the pay ratio reported above may not be comparable to the pay ratio reported by other companies, even those in a related industry or of a similar size and scope. Other companies may have different employment practices, regional demographics or may utilize different methodologies and assumptions in calculating their pay ratios.

To identify the median compensated employee in 2020, the Company used a consistently applied compensation measure ("CACM"), defined as base salary excluding overtime and other incentives, which provides a reasonable estimate of compensation received. Salaries were annualized for employees (other than seasonal and temporary employees) starting employment in 2020, but not adjusted for part-time status. Local currency was consistently converted as of November 16, 2020 using the 2020 year-to-date exchange rates. No cost-of-living adjustments were applied. A small group of employees in two geographic locations (less than 0.5% of the total employee population) were excluded for data quality purposes. To arrive at the median employee for Newmont, actual total compensation of all selected employees was calculated in alignment with the method for calculating NEO total compensation. The Company used a statistical sampling methodology to identify all employees whom the Company expected to be paid within a 0.1% range of the median. The Company selected the representative employee from that group for purposes of calculating the ratio of CEO pay to median employee pay.

Additional Benefits and Tables

The Company provides two tax-qualified retirement plans, a Pension Plan, and a Savings Plan (401(k) plan). In addition, the Company offers a non-qualified pension plan (the "Pension Equalization Plan"), and non-qualified savings plan (the "Savings Equalization Plan") for executive grade level employees.

2021 Pension Benefits Table[1]

NEO	PLAN	NUMBER OF YEARS CREDITED SERVICE (#)	PRESENT VALUE OF ACCUMULATED BENEFIT ($)	PAYMENTS DURING LAST FISCAL YEAR ($)
Thomas Palmer	Pension Plan	5.67	$ 210,688	—
	Pension Equalization Plan	5.67	$1,940,219	—
Rob Atkinson	Pension Plan	2.58	$ 102,828	—
	Pension Equalization Plan	2.58	$ 491,390	—
Nancy Buese	Pension Plan	5.25	$ 194,062	—
	Pension Equalization Plan	5.25	$1,031,031	—
Nancy Lipson	Pension Plan	16.50	$ 580,615	—
	Pension Equalization Plan	16.50	$ 848,165	—
Stephen Gottesfeld	Pension Plan	24.83	$1,440,879	—
	Pension Equalization Plan	24.83	$4,883,695	—

[1] Pension Calculation Assumptions. For Final Average Pay lump sum benefits, the Qualified Pension present value uses the PPA 2021 Optional Combined Mortality Table and the applicable IRC Section 417(e) non-average segment rates as of August 2020. The Final Average Pay Pension Equalization lump sum value uses a Pension Equalization Plan lump sum rate of 0.00% as of December 31, 2021, and mortality as defined in the Pension Equalization Plan to determine the lump sum payable at an executive's earliest unreduced retirement age. For Stable Value benefits, Qualified Plan and Pension Equalization Plan benefits are defined as a lump sum at age 65, the age at which the Stable Value benefits are unreduced. All of the benefits shown are also discounted from the earliest unreduced retirement age to current age using the FASB discount rate of 3.03%.

Pension Plan

Mr. Palmer, Mr. Atkinson, Ms. Buese, Ms. Lipson, and Mr. Gottesfeld are participants in the qualified Pension Plan. The Pension Plan is available to a broad group of Company employees, which generally includes U.S. domestic salaried employees of the Company. The plan provides for post-retirement payments determined by a formula based upon age, years of service and pension-eligible earnings for employees hired before January 1, 2007, called the final average pay calculation, up to July 2014. For employees hired after January 1, 2007, and for all participants accruing benefits beginning July 2014 including those formerly in the final average pay pension plan, the plan provides for post-retirement payments determined by a formula based upon years of service. Employees hired prior to January 1, 2007 had a one-time option to move into the Stable Value formula effective January 1, 2008.

Final Average Pay Calculation

As of July 2014, all employees accrue pension benefits in the stable value pension. However, those employees hired before January 1, 2007, retain previously accrued benefits in the final average pay pension. Effective January 1, 2020, participants with a final average pay pension benefit can receive their benefit in either an

annuity or a lump sum. Age 62 is the normal retirement age under the Pension Plan for final average pay calculation, meaning the age upon which the employee may terminate employment and collect unreduced benefits. If a Pension Plan participant terminates employment prior to age 62 but has a vested benefit by having acquired 5 years of service with the Company, the participant can collect reduced benefits immediately. The formula based upon age and years of service for benefits provides a strong incentive for Company employees to remain employed with the Company, even in times of high demand in the employment marketplace.

According to the Pension Plan, at the normal retirement age of 62, the Company calculates the monthly pension benefit amount through the following formula:

1.75% of the average monthly salary	-	1.25% of the participant's primary Social Security benefit	x	the participant's years of credited service	=	Monthly Pension Benefit

To determine the average monthly salary, the Company calculates the highest average from 5 consecutive prior years of employment within the last 10 years of employment of regular pay, vacation pay, cash bonus and a change of control payment, if applicable. Severance payments are not included as pensionable earnings. Salary does not include stock-based compensation, foreign assignment premiums, signing bonuses, fringe benefits, payments from non-qualified plans or indemnity benefit payments. In the event a vested participant dies prior to the commencement of benefit payments, the participant's legal spouse receives survivor benefits which are calculated based upon the pension benefit that the participant would have received upon retirement the day prior to death with an additional reduction factor applied. If the participant does not have a legal spouse, there is no benefit paid.

In the event of early retirement, meaning after reaching the age of 55 and at least 10 years of service, a participant is eligible to collect a monthly pension benefit upon retirement using the formula above with the following reductions:

Early Retirement Reductions

AGE AT TERMINATION	YEARS OF SERVICE	REDUCTION
60	At least 10	Lesser of 1/3 of 1% for each month of service less than 30 years of service (4% per year) or 1/3 of 1% for each month by which the date of benefit commencement precedes age 62 (4% per year) payable upon termination
At least 55	At least 5 but less than 10	Actuarial reduction
	At least 10 but less than 30	1/3 of 1% for each month by which the date of benefit commencement precedes age 62 (4% per year) payable upon termination
	At least 30	No reduction — payable at age 55
Under 55	At least 5 but less than 10	Actuarial reduction
	At least 10 but less than 30	1/2 of 1% for each month by which the date of benefit commencement precedes age 62 (6% per year) payable following termination and attainment of age 55
	At least 30	No reduction — payable at age 55

Change of Control Early Retirement

AGE	YEARS OF SERVICE	REDUCTION
48 at time of change of control	At least 10	Lower of reduction of 2% for each year by which termination precedes age 62, or applicable reduction above

Stable Value Calculation

For the stable value pension, benefits are determined as follows:

FULL YEARS OF SERVICES COMPLETED BY THE END OF THE PLAN YEAR	PERCENTAGE OF SALARY UP TO AND INCLUDING SOCIAL SECURITY WAGE BASE	PERCENT OF SALARY OVER THE SOCIAL SECURITY WAGE BASE
0 to 9	13%	21%
10 to 19	15%	23%
20+	17%	25%

The stable value benefit, as of a given date, is the sum of all the amounts accrued for each year of service. Salary in the stable value pension is defined the same as in the final average pay pension. Normal retirement age under the stable value pension is 65 and the vesting period is 5 years. If a stable value participant has 5 years of service and separates employment with Newmont prior to age 65, the participant is entitled to a reduced benefit. Under the stable value pension, participants may take their benefit in lump sum or an annuity.

Ms. Lipson and Ms. Gottesfeld have vested benefits under the final average pay (for service prior to January 2008 for Ms. Lipson and for service prior to July 2014 for Mr. Gottesfeld) and the stable value (for service after January 2008 for Ms. Lipson and for service after July 2014 for Mr. Gottesfeld) pensions by virtue of five or more years of service. Mr. Palmer, Mr. Atkinson, and Ms. Buese participate in the stable value calculation of the Pension Plan of Newmont based upon their dates of hire. Mr. Palmer and Ms. Buese have vested benefits under the stable value pension by virtue of five or more years of service. Mr. Atkinson does not have vested benefits under the Pension Plan, as he does not have five years of service with the Company.

The Pension Plan contains a cap on eligible earnings as required by the Internal Revenue Code as well as a cap on benefits as required by section 415 of the Internal Revenue Code. This cap limits the pension benefits that executive-grade employees of the Company can receive under the Pension Plan.

Pension Equalization Plan

The Pension Equalization Plan provides for an actuarially determined present value cash lump sum amount upon retirement, or upon termination after 5 years of service with the Company. The Company determines the lump sum amount by calculating a full pension benefit under the Pension Plan, utilizing the definition of Salary from the Pension Equalization Plan, and subtracting the actual benefit owed under the Pension Plan that is subject to the cap in benefits.

If a participant dies while employed with the Company, or after retirement but before receipt of benefits under the Pension Equalization Plan, and the participant was entitled to benefits under the Pension Plan, the participant's legal spouse receives survivor benefits which are calculated based upon the full Pension Equalization benefit minus the Pension Plan benefit amount. If the Company terminates a participant for cause, the participant forfeits all benefits under the Pension Equalization Plan.

Pension Calculation Assumptions

For Final Average Pay lump sum benefits, the Qualified Pension present value uses the PPA 2021 Optional Combined Mortality Table and the applicable IRC Section 417(e) non-average segment rates as of August 2020. The Final Average Pay Pension Equalization lump sum value uses a Pension Equalization Plan lump sum rate of 0.00% as of December 31, 2021, and mortality as defined in the Pension Equalization Plan to determine the lump sum payable at an executive's earliest unreduced retirement age. For Stable Value benefits, Qualified Plan and Pension Equalization Plan benefits are defined as a lump sum at age 65, the age at which the Stable Value benefits are unreduced. All of the benefits shown are also discounted from the earliest unreduced retirement age to current age using the FASB discount rate of 3.03%.

2021 Nonqualified Deferred Compensation Table

NEO	EXECUTIVE CONTRIBUTIONS IN LAST FISCAL YEAR ($)	REGISTRANT CONTRIBUTIONS IN LAST FISCAL YEAR ($)	AGGREGATE EARNINGS IN LAST FISCAL YEAR ($)	AGGREGATE WITHDRAWALS / DISTRIBUTIONS ($)	AGGREGATE BALANCE AT LAST FISCAL YEAR-END ($)
Thomas Palmer	—	—	—	—	—
Rob Atkinson	—	—	—	—	—
Nancy Buese	—	—	$ 9,568	—	$ 66,846
Nancy Lipson	—	—	—	—	—
Stephen Gottesfeld	—	—	$ 5,791	—	$ 56,318

Amounts shown in the table above are part of the Company's Savings Equalization Plan. The Company maintains a Savings Plan and a Savings Equalization Plan for eligible employees.

Savings Plan

The Savings Plan is the Company's defined contribution plan that is available to a broad group of Company employees, which generally includes U.S. domestic salaried employees of the Company. Eligible employees may contribute before-tax or after-tax compensation to a plan account for retirement savings. Under the Savings Plan, the Company will match 100% of the first 6% of a participant's base salary (with a maximum of $290,000 in salary and a maximum match of $17,400) contribution to the Savings Plan annually. The Company contribution vests as follows:

Savings Plan Vesting Schedule

YEARS OF SERVICE	PERCENTAGE OF COMPANY CONTRIBUTION VESTED
Less than 1 year	0%
1 year	20%
2 years	40%
3 years	60%
4 or more years	100%

In the event of death, disability, retirement, change of control (same definition as Executive Change of Control Plan explained in the Potential Payments Upon Termination or Change of Control section below) or termination of the Savings Plan, a participant is fully vested in the Company contribution component of the Savings Plan. In accordance with the Internal Revenue Code, the Savings Plan limits the before-tax and after-tax contributions that highly compensated participants may make to the Savings Plan.

Savings Equalization Plan

The Savings Equalization Plan allows eligible participants the opportunity to defer up to 100% of compensation (minus before-tax contributions under the Savings Plan) beyond the Internal Revenue Code limitations set forth in the Savings Plan on a pre-tax basis. The Savings Equalization Plan is a non-qualified deferred compensation plan. To participate in the Savings Equalization Plan, an employee must be executive grade or a legacy participant and be eligible to participate in the Savings Plan of Newmont. The purpose of the Savings Equalization Plan is to allow executive grade level employees a way to defer additional compensation for post-employment savings purposes beyond the limits set forth in the Savings Plan. A participant's deferred compensation is contributed at the direction of the participant to various hypothetical investment alternatives. Such investments are selected by a committee of Company representatives, with the advice of professional investment managers.

Upon distribution of Savings Equalization Plan accounts, the participant receives a cash amount equal to the value of the contributions if such contributions had been invested in such hypothetical investments, as of the applicable valuation date. A participant receives distribution of Savings Equalization amounts in lump-sum form, or at a preselected distribution date in the future according to the provisions of the plan and Internal Revenue Code Section 409A.

In 2010, the Company established a trust for participants' account balances in the Savings Equalization Plan and the Company funds the participant account balances in the trust. The assets held in this trust may be subject to claims of the Company's creditors in the event the Company files for bankruptcy.

Potential Payments Upon Termination or Change of Control

Consistent with our compensation philosophy, we offer severance arrangements as part of our overall compensation program, focused on attracting, motivating, and retaining executives. The Committee has implemented severance arrangements and protections to maintain alignment between the interests of our executives and our shareholders in the event of a sale or merger of the company. These benefits enable executive officers to focus their attention on business operations without undue concern regarding their own financial situations during these periods of potential disruption and distraction. The Committee designed these arrangements to be fair and reasonable, and in alignment with peer market practices.

Retirement Benefits

Mr. Palmer, Ms. Buese, Ms. Lipson, and Mr. Gottesfeld have vested benefits under the Pension Plan and Pension Equalization Plan. Mr. Atkinson has not yet vested in the Pension Plan or the Pension Equalization Plan as he has not attained 5 years of service. See the Pension Benefits Table for the present value of benefits under these plans.

For RSU and PSU equity grants, retirement is defined as at least age 55, with at least 5 years of continuous service and a total of 65 when adding age plus years of continuous service. If an individual meets this definition

of retirement: 1) PSUs shall pro-rata vest based on actual performance (using the most recent fiscal quarter-end performance); 2) RSUs that have not yet met the first anniversary of grant shall pro-rata vest; and 3) RSUs beyond the first anniversary of grant shall continue to vest post-retirement on the original vesting schedule.

Voluntary Termination

The Named Executive Officers would receive no payments or other benefits upon voluntary termination, except for vested benefits under the Pension Plan and Pension Equalization Plan. See the Pension Benefits Table for the present value of benefits under these plans.

Termination Not for Cause

On October 25, 2011, the Board of Directors and the Compensation Committee of the Board adopted an Executive Severance Plan applicable to the Senior Director and above levels of the Company. Under the Executive Severance Plan, any eligible employee who is subject to involuntary termination of employment for any reason other than cause is entitled to severance benefits. Cause is defined as engagement in illegal conduct or gross negligence, or willful misconduct or any dishonest or fraudulent activity, breach of any contract, agreement or representation with the Company, or violation of Newmont's Code of Conduct.

The Company's severance benefits include:

▶ a fixed number of months of base salary
▶ pro-rated actual bonus (this benefit is contained in the bonus plan)
▶ pro-rata RSU and PSU payout
▶ medical benefits for the severance period, not to exceed 18 months
▶ outplacement services for up to 12 months

The range of fixed number of months of base salary for the Named Executive Officers is 24 months of salary for Mr. Palmer, and 15 months of salary + 1 month of salary for every year of service up to a maximum of 18 months of salary for Mr. Atkinson, Ms. Buese, Ms. Lipson, and Mr. Gottesfeld. For equity grants in the case of separation of employment under the Executive Severance Plan, there shall be a pro-rata percent acceleration of restricted stock units that have already been granted. For Performance Stock Units, there shall be a pro-rata payout based upon the most recent calculation of the performance against the metrics. The calculations below in the termination tables uses the target payout for Performance Stock Units.

The payments and benefits provided under the Severance Plan are contingent upon the affected executive officer's execution and non-revocation of a general release of claims and compliance with specified restrictive covenants.

Termination for Cause

No additional benefits are payable in any case of termination for cause. The Company's plans generally define cause as stated above.

Change of Control

The Company's Executive Change of Control Plan applies to Senior Director level employees and above, including the Named Executive Officers, in the event of a change of control, which is generally defined as:

▶ the acquisition of beneficial ownership of 20% or more of either (a) the then outstanding shares of the Company; or (b) the combined voting power of the then outstanding shares of the Company entitled to vote generally in the Election of Directors (but not an acquisition by a Company entity or Company benefit plan); or

▶ the individuals constituting the Company's Board of Directors on January 1, 2008 (for 2008 Executive Change of Control Plan) and January 1, 2012 (for 2012 Executive Change of Control Plan), cease to constitute at least most of the Board, with certain exceptions allowing the Board the ability to vote in new members by a majority; or

▶ consummation of a reorganization, merger, consolidation, sale, or other disposition of all or substantially all of the assets of the Company or an acquisition of assets of another corporation. The acquisition of assets of another corporation does not constitute a change of control if certain requirements are met to evidence that the Company is the acquiring company and will conduct the business of the combined entity going forward.

Newmont maintains the 2008 Executive Change of Control Plan and the 2012 Executive Change of Control Plan. Ms. Lipson and Mr. Gottesfeld are eligible for benefits under the 2008 plan and Mr. Palmer, Mr. Atkinson, and Ms. Buese are eligible for benefits under the 2012 plan.

Termination After Change of Control

Executives are eligible for benefits under the change of control plans if terminated within the requisite period of a change of control or if the executive terminates for good reason within the requisite time period of a change of control. The Change of Control Plans generally define good reason as any of the following without the executive's prior consent:

▶ material reduction in salary or bonus compensation from the level immediately preceding the change of control

▶ requiring the executive to relocate his or her principal place of business more than 35 miles (50 miles in the 2012 Executive Change of Control Plan) from the previous principal place of business

▶ failure by the employer to comply with the obligations under the Change of Control Plan

▶ assigning the executive duties inconsistent with the executive's position immediately prior to such assignment or any action resulting in the diminution of the executive's position, authority, duties, or responsibilities

If an executive is eligible for termination benefits under the Executive Change of Control Plan, the executive is entitled to:

▶ two times the "annual pay" for most executives and up to three times for individuals specified by the Board
  ▶ annual pay is defined as annual salary, annual cash bonus at the highest amount that the executive received in the three years prior to the change of control, and the highest employer matching contribution made to the Savings Plan on behalf of the executive in the three years prior to the change of control
  ▶ Mr. Palmer and Mr. Gottesfeld would receive three times annual pay, Ms. Buese would receive two and one-half times annual pay, and Mr. Atkinson, and Ms. Lipson would receive two times annual pay as of December 31, 2021

▶ pro-rated bonus determined by percentage of the year worked at target level

▶ for a three-year period (or the COBRA period for the 2012 Executive Change of Control Plan), health, dental, vision, prescription, and life insurance benefits for the executive and his or her family

▶ outplacement services consistent with the Company's practices during the one-year period prior to the change of control

▶ unvested participants in the Pension Plan vest in their interests in the plan – see the Pension Benefits Table and accompanying footnotes for pension values and unvested participants

▶ For participants in the 2008 Executive Change of Control Plan, the executive is entitled to the following additional benefits:
  ▶ a cash amount equal to the actuarial equivalent of three years of additional benefits under the Pension Plan, Pension Equalization Plan, and Savings Equalization Plan
  ▶ credit for three additional years under these plans for purposes of actuarial calculations

No tax gross ups are provided for any amounts payable in connection with a change in control. Both the 2013 Stock Incentive Compensation Plan approved by shareholders in 2013 and the 2020 Stock Incentive Compensation Plan approved by shareholders in 2020 incorporate a double-trigger upon change of control for any equity vesting and all equity outstanding only vests upon a double-trigger of change of control and termination of employment. The final average pay Pension Plan, applicable to Ms. Lipson and Mr. Gottesfeld, provides a retirement option at age 48 with 10 years of service and a lesser reduction factor in benefits, compared to circumstances not involving a change of control. Additionally, the Savings Plan provides for immediate vesting of the Company matching contributions which is capped at a total of $17,400 per year.

Death

The level of coverage under the basic term life insurance program provides two times final annual base salary for an employee who dies while an active employee, up to a maximum of $1,500,000. Upon the death of one of the Named Executive Officers, payment is made to the beneficiary of record for the group life insurance coverage.

In the event of death during employment an unvested participant of the pension plan vests in the pension plan. See the Pension Benefits Table and following text for pension values and unvested participants.

Disability

Short-term disability benefits provide for 100% of base pay (salary and bonus) for the initial twelve weeks of disability and 60% of base pay for the remainder of short-term disability for a total period of up to six months. In the event of long-term disability, the Company has an insurance plan that provides a maximum monthly benefit to executives and officers of the Company of $15,000 per month. The maximum benefit period for the long-term disability benefit varies depending upon the age on date of disability. Qualified long-term disability participants also receive continuation of medical coverage for up to 24 months.

Performance Bonuses, RSUs, and PSUs

All amounts shown for Bonuses include Company Performance Bonuses, Personal Bonuses, Performance Stock Units and Restricted Stock Units are calculated at target level for 2021 performance.

Accelerated Vesting of Restricted Stock

The amounts shown assume vesting as of December 31, 2021, at a closing price of $62.02. The amounts shown do not include any vested stock awards.

Performance Stock Units

The amounts shown for the Performance Stock Units in the event of a Change of Control assume target payout and a stock price of $62.02 the December 31, 2021, closing price, because there is no change of control price to determine actual payout, as contemplated by the PSU program.

Restricted Stock Unit

The amounts shown for the Restricted Stock Unit represent the target granted for the year of the change of control. These restricted stock units are subject to a vesting period beginning with one-third vesting the following January 1st, one-third vesting one year later, and the final one-third vesting two years later. Vesting accelerates upon a termination of employment after a change of control. The figures shown represent target payout and a stock price of $62.02, the December 31, 2021, closing price.

Incremental Non-Qualified Pension

The amounts shown as Incremental Non-Qualified Pension are based on three additional years of service credit following termination of employment in the case of change of control for those Named Executive Officers who participate in the 2008 Executive Change of Control Plan. All amounts payable are based upon the same assumptions and plan provisions used in the Summary Compensation Table and Pension Benefits Table, except that the Termination After Change of Control calculation does not include a present value discount.

Health Care Benefits

The value of health care benefits disclosed below is based on the incremental additional cost to the Company for the length of coverage specified in the Long-Term Disability Plan, Executive Severance Plan, or the Executive Change of Control Plans, except that for Change of Control, the amount is determined without any present value discount.

Life Insurance

Life insurance coverage and proceeds are provided under the terms of the Group Life Plan.

280G Tax Gross-Up

The Company does not provide 280G gross ups on any benefits.

2021 Potential Payments on Termination

The following tables describe the estimated potential payments upon termination or change of control of the Company for the NEOs. The amounts shown assume that the termination or change of control occurred on December 31, 2021. The actual amounts to be paid can only be determined at the time of such executive's separation from the Company.

NEO	TERMINATION NOT FOR CAUSE ($)	CHANGE OF CONTROL (CIC) ($)	TERMINATION AFTER CIC ($)	DEATH ($)	DISABILITY ($)
Thomas Palmer					
Base Benefit	$ 2,600,000	—	—	—	—
Bonus (Corporate Performance and Personal)	$ 1,950,000	$ 1,950,000	—	$ 1,950,000	$ 1,950,000
Restricted Stock Unit Units	—	—	$ 2,683,295	—	—
Performance Stock Units	$10,664,959	$10,664,959	$ 5,658,891	$10,664,959	$10,664,959
Change of Control Payment	—	—	$ 9,750,000	—	—
Accelerated Vesting of Restricted Stock Units	$ 2,219,944	—	$ 5,374,963	$ 5,374,963	$ 5,374,963
Incremental Non-Qualified Pension	—	—	—	—	—
Health Care Benefits and Life Insurance Coverage	$ 90,241	—	$ 88,599	—	—
Life Insurance Proceeds	—	—	—	$ 1,500,000	—
Disability Coverage	—	—	—	—	—
Outplacement Services	$ 7,425	—	$ 14,850	—	—
Total	**$17,532,569**	**$12,614,959**	**$23,570,598**	**$19,489,922**	**$17,989,922**
Robert Atkinson					
Base Benefit	$ 1,133,333	—	—	—	—
Bonus (Corporate Performance and Personal)	$ 825,562	$ 825,562	—	$ 825,562	$ 825,562
Restricted Stock Units	—	—	$ 999,948	—	—
Performance Stock Units	$ 2,294,368	$ 2,294,368	$ 2,186,577	$ 2,294,368	$ 2,294,368
Change of Control Payment	—	—	$ 3,280,000	—	—
Accelerated Vesting of Restricted Stock Units	$ 1,402,086	—	$ 3,575,949	$ 3,575,949	$ 3,575,949
Incremental Non-Qualified Pension	—	—	—	—	—
Health Care Benefits and Life Insurance Coverage	$ 83,413	—	$ 88,640	—	—
Life Insurance Proceeds	—	—	—	$ 1,500,000	—
Disability Coverage	—	—	—	—	—
Outplacement Services	$ 7,425	—	$ 14,850	—	—
Total	**$ 5,746,188**	**$ 3,119,930**	**$10,145,964**	**$ 8,195,879**	**$ 6,695,879**

Executive Compensation

NEO	TERMINATION NOT FOR CAUSE ($)	CHANGE OF CONTROL (CIC) ($)	TERMINATION AFTER CIC ($)	DEATH ($)	DISABILITY ($)
Nancy Buese					
Base Benefit	$ 1,102,500	—	—	—	—
Bonus (Corporate Performance and Personal)	$ 771,750	$ 771,750	—	$ 771,750	$ 771,750
Restricted Stock Units	—	—	$ 866,605	—	—
Performance Stock Units	$ 5,283,236	$ 5,283,236	$ 2,001,820	$ 5,283,236	$ 5,283,236
Change of Control Payment	—	—	$ 3,766,875	—	—
Accelerated Vesting of Restricted Stock Units	$ 981,094	—	$ 2,121,704	$ 2,121,704	$ 2,121,704
Incremental Non-Qualified Pension	—	—	—	—	—
Health Care Benefits and Life Insurance Coverage	$ 44,010	—	$ 44,010	—	—
Life Insurance Proceeds	—	—	—	$ 1,470,000	
Disability Coverage	—	—	—	—	—
Outplacement Services	$ 7,425	—	$ 14,850	—	—
Total	**$ 8,190,015**	**$ 6,054,986**	**$ 8,815,864**	**$ 9,646,690**	**$ 8,176,690**
Nancy Lipson					
Base Benefit	$ 862,500	—	—	—	—
Bonus (Corporate Performance and Personal)	$ 484,255	$ 484,255	—	$ 484,255	$ 484,255
Restricted Stock Units	—	—	$ 499,943	—	—
Performance Stock Units	$ 1,610,225	$ 1,610,225	$ 1,108,670	$ 1,610,225	$ 1,610,225
Change of Control Payment	—	—	$ 2,315,698	—	—
Accelerated Vesting of Restricted Stock Units	$ 517,867	—	$ 1,208,460	$ 1,208,460	$ 1,208,460
Incremental Non-Qualified Pension	—	—	$ 843,693	—	—
Health Care Benefits and Life Insurance Coverage	$ 42,968	—	$ 91,290	—	—
Life Insurance Proceeds	—	—	—	$ 1,150,000	—
Disability Coverage	—	—	—	—	—
Outplacement Services	$ 7,425	—	$ 14,850	—	—
Total	**$ 3,525,240**	**$ 2,094,480**	**$ 6,082,604**	**$ 4,452,940**	**$ 3,302,940**

NEO	TERMINATION NOT FOR CAUSE ($)	CHANGE OF CONTROL (CIC) ($)	TERMINATION AFTER CIC ($)	DEATH ($)	DISABILITY ($)
Stephen Gottesfeld					
Base Benefit	$ 825,000	—	—	—	—
Bonus (Corporate Performance and Personal)	$ 467,500	$ 467,500	—	$ 467,500	$ 467,500
Restricted Stock Units	—	—	$ 499,943	—	—
Performance Stock Units	$ 3,089,526	$ 3,089,526	$ 1,150,223	$ 3,089,526	$ 3,089,526
Change of Control Payment	—	—	$ 3,335,436	—	—
Accelerated Vesting of Restricted Stock Units	$ 570,894	—	$ 1,227,872	$ 1,227,872	$ 1,227,872
Incremental Non-Qualified Pension	—	—	$ 2,760,954	—	—
Health Care Benefits and Life Insurance Coverage	$ 43,540	—	$ 92,454	—	—
Life Insurance Proceeds	—	—	—	$ 1,100,000	—
Disability Coverage	—	—	—	—	—
Outplacement Services	$ 7,425	—	$ 14,850	—	—
Total	**$ 5,003,885**	**$ 3,557,026**	**$ 9,081,732**	**$ 5,884,898**	**$ 4,784,898**



PROPOSAL NO. 3 – RATIFY APPOINTMENT OF AUDITORS

Newmont's Audit Committee of the Board of Directors evaluates the selection of independent auditors each year and has selected Ernst & Young LLP ("EY") as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2022. In September 2014, the Company formally engaged EY as its independent registered public accounting firm for the fiscal year ended December 31, 2015. EY has continued to serve as the Company's independent registered public accounting firm since that time.

The Audit Committee is responsible for the appointment, compensation, retention and oversight of the Company's independent registered public accounting firm retained to audit the Company's consolidated financial statements. In accordance with its commitment to sound corporate governance practices, the Audit Committee reviews whether it is in the Company's best interests to rotate the Company's independent registered public accounting firm ("independent auditor"). In fulfilling its oversight responsibility, the Audit Committee carefully reviews the policies and procedures for the engagement of the independent auditor, including the scope of the audit, audit fees, auditor independence matters, performance of the independent auditors and the extent to which the independent auditor may be retained to perform non-audit services. The Audit Committee and its Chair are also directly involved with the selection, review and evaluation of the lead engagement partner and the negotiation of audit fees. The Audit Committee reviews the performance of the independent auditor annually. In conducting its review, the Audit Committee considers, among other things:

- ▶ the professional qualifications and effectiveness of EY, the lead audit partner and other key engagement partners;
- ▶ EY's historical and recent performance on the Company's audit, including the extent and quality of EY's communications with the Audit Committee;
- ▶ an analysis of EY's known legal risks and significant proceedings that may impair its ability to perform the Company's annual audit;
- ▶ data relating to audit quality and performance, including the most recent Public Company Accounting Oversight Board ("PCAOB") reports on EY and its peer firms;
- ▶ the appropriateness of EY's fees;
- ▶ EY's independence policies and its processes for maintaining its independence;
- ▶ EY's tenure as the Company's independent auditor and its depth of understanding of the Company's global business, operations and systems, accounting policies and practices, including the potential effect on the financial statements of the major risks and exposures facing the Company, and internal control over financial reporting;
- ▶ EY's demonstrated professional integrity and objectivity, including through rotation of the lead audit partner and other key engagement partners;
- ▶ EY's capability, expertise and efficiency in handling the breadth and complexity of the Company's global operations, including of the lead audit partner and other key engagement partners; and
- ▶ the advisability and potential impact of selecting a different independent public accounting firm.

As a result of its evaluation of EY's qualifications, performance and independence, the Board and the Audit Committee believe that the continued retention of EY to serve as the Company's independent auditor for the year ending December 31, 2022, is in the best interests of the Company and its stockholders. As a matter of good corporate governance, the Board and the Audit Committee submit the selection of the independent auditor to our stockholders for ratification in connection with the 2022 Annual Meeting. If the selection of EY is not ratified by a majority of the shares of common stock present or represented at the Annual Meeting and entitled to vote on the matter, the Audit Committee will review its selection of an independent auditor in light of that vote result. Even if this appointment is ratified, the Audit Committee may, in its discretion, direct the appointment of a different independent auditor at any time during the year if the Audit Committee determines that such a change would be in the best interest of the Company and its stockholders.

We expect that a representative of EY will attend the Annual Meeting, and the representative will have an opportunity to make a statement if he or she so chooses. The representative will also be available to respond to appropriate questions from stockholders.

 **FOR**

The Board of Directors unanimously recommends that you vote **FOR** the ratification of EY as Newmont's independent registered public accounting firm for the fiscal year ended December 31, 2022.

Independent Auditors Fees

The following table discloses the fees for professional services provided by Ernst & Young (EY) in each of the last two fiscal years.

	2021	2020
Audit Fees[1]	$6,902,360	$7,348,000
Audit-Related Fees[2]	$ 350,300	$ 177,000
Tax Fees[3]	$ 285,950	$ 120,000
All Other Fees[4]	$ 21,000	$ 16,000
Total[5]	$7,559,610	$7,661,000

[1] Audit Fees were primarily for professional services rendered for the audits of the consolidated financial statements and internal controls over financial reporting in compliance with Section 404 of the Sarbanes-Oxley Act of 2002, the review of documents filed with the SEC, consents, comfort letters and financial accounting and reporting consultations.

[2] Audit-Related Fees were primarily for professional services rendered for other attest services, employee benefit plan audits, due diligence related to mergers and acquisitions, accounting consultations and audits in connection with acquisitions, and attest services related to financial reporting that are not required by statute or regulation.

[3] Tax Fees were for professional services related to general tax consultation, tax advisory, tax compliance and international tax matters.

[4] All Other Fees were for the use of EY's proprietary research tools.

[5] The Audit Committee has determined that the provision of the services described above is compatible with maintaining the independence of our independent registered public accounting firm. The Audit Committee carefully reviews the scope of the audit and fees for audit and non-audit services and will continue to do so.

Proposal No. 3 — Ratify Appointment of Auditors

The Audit Committee has established procedures for engagement of the Company's independent registered public accounting firm to perform services other than audit, review and attest services.

In order to safeguard the independence of the Company's independent registered public accounting firm, for each engagement to perform such non-audit service, (a) management and EY affirm to the Audit Committee that the proposed non-audit service is not prohibited by applicable laws, rules or regulations; (b) management describes the reasons for hiring EY to perform the services; and (c) EY affirms to the Audit Committee that it is qualified to perform the services.

The Audit Committee pre-approves and reviews audit and non-audit services performed by EY as well as the fees charged by EY for such services and is provided with quarterly reporting on actual spending. The Audit Committee has delegated to its Chair its authority to pre-approve such services in limited circumstances, and any such pre-approvals are reported to the Audit Committee at its next regular meeting and ratified. In its pre-approval and review of non-audit service fees, the Audit Committee considers, among other factors, the possible effect of the performance of such services on the auditors' independence. All services provided by EY in 2021 and 2020 were permissible under applicable laws, rules and regulations and were pre-approved by the Audit Committee in accordance with its procedures. The Audit Committee considered the amount of non-audit services provided by EY in assessing its independence.

For additional information concerning the Audit Committee and its activities with EY, see "Corporate Governance" and "Report of the Audit Committee" in this Proxy Statement.



REPORT OF THE AUDIT COMMITTEE

The Audit Committee of the Board of Directors is composed entirely of Directors who are not officers or employees of the Company or any of its subsidiaries and are independent, as defined in the listing standards of the New York Stock Exchange and the Company's Corporate Governance Guidelines. The Audit Committee has adopted a Charter that describes its responsibilities in detail. The Charter is available on the Company's website at http://www.newmont.com/about-us/governance-and-ethics/.

The primary responsibility for financial and other reporting, internal controls, compliance with laws and regulations, and ethics, rests with the management of the Company. The Audit Committee's primary purpose is to oversee the integrity of the Company's financial statements, the Company's compliance with legal and regulatory requirements and corporate policies and controls, the independent auditor's selection, compensation, retention, qualifications, performance, objectivity and independence, the performance of the Company's internal audit function, treasury and finance matters and enterprise risk management, privacy and data security. The Audit Committee reviews the financial information that will be provided to the stockholders and others, the systems of internal controls that management and the Board have established, and the audit, accounting and financial reporting process. Additional information about the Audit Committee's role in corporate governance can be found in the Audit Committee's Charter.

The Audit Committee has reviewed and discussed with management and EY, the Company's independent auditors, the audited financial statements of the Company for the fiscal year ended December 31, 2021, and the results of management's assessment of the effectiveness of the Company's internal control over financial reporting and independent registered public accounting firm's audit of internal control over financial reporting as of December 31, 2021.

The Audit Committee has discussed with EY the matters required to be discussed by the applicable Public Company Accounting Oversight Board ("PCAOB") rules, including the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments and the clarity of the disclosures in the financial statements. The Audit Committee has received and reviewed the disclosure and letter required by the applicable requirements of the PCAOB regarding the independent accountant's communications with the Audit Committee concerning independence, and has discussed EY's independence with them, and considered whether the non-audit services provided by the independent registered public accounting firm to the Company are compatible with maintaining the firm's independence.

The Company also has an internal audit department that reports to the Audit Committee. The Audit Committee reviews and approves the internal audit plan at least once a year and receives updates of internal audit results throughout the year. The Audit Committee discussed with the Company's internal auditors and independent registered public accounting firm the overall scope and plans for their respective audits. The Audit Committee met regularly with the internal auditors and the independent registered public accounting firm to discuss the results of their examinations, their evaluations of the Company's internal controls, and the overall quality of the Company's financial reporting.

Based on the review and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2021, for filing with the Securities and Exchange Commission.

Submitted by the members of the Audit Committee of the Board of Directors:

Bruce R. Brook, Chair
René Médori
Susan Story

The Report of the Audit Committee does not constitute soliciting material, and shall not be deemed to be filed or incorporated by reference into any other Company filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that the Company specifically incorporates the Report of the Audit Committee by reference therein.

Stock Ownership of Directors and Executive Officers

As of February 22, 2022, the Directors and executive officers of the Company as a group beneficially owned, in the aggregate, 855,302 shares of the Company's outstanding capital stock, constituting, in the aggregate, less than 1% of the Company's outstanding capital stock.

No Director or executive officer (a) beneficially owned more than 1% of the outstanding shares of the Company's common stock or (b) shares voting power in excess of 1% of the voting power of the outstanding capital stock of the Company. Each Director and executive officer has sole voting power and dispositive power with respect to all shares beneficially owned by them, except as set forth below.

The following table sets forth the beneficial ownership of common stock as of February 22, 2022, held by (a) each then current Director and nominee; (b) the Chief Executive Officer, the Chief Financial Officer and each of the other highly compensated executive officers (the "Named Executive Officers"); and (c) all then current Directors and executive officers as a group. The address for each of the named individuals below is c/o Newmont Corporation, 6900 E Layton Avenue, Suite 700, Denver, Colorado 80237 USA.

NAME OF BENEFICIAL OWNER	COMMON STOCK	RESTRICTED STOCK, RESTRICTED STOCK UNITS AND DIRECTOR STOCK UNITS[1][2]	OPTION SHARES[3]	BENEFICIAL OWNERSHIP TOTAL[5]
Non-Employee Directors				
Patrick G. Awuah Jr.	—	2,888	—	2,888
Gregory H. Boyce	—	31,233	—	31,233
Bruce R. Brook	24,933	18,790	—	43,723
Maura Clark	—	5,497	—	5,497
Matthew Coon Come	3,164	9,752	—	12,916
Emma FitzGerald	—	1,344	—	1,344
Mary Laschinger	—	1,344	—	1,344
José Manuel Madero	—	2,888	—	2,888
René Médori	—	14,080	—	14,080
Jane Nelson	—	43,723	—	43,723
Julio M. Quintana	—	31,233	—	31,233
Susan Story	—	4,373	—	4,373
Named Executive Officers				
Thomas Palmer	137,588	159,743	—	297,331
Robert Atkinson	14,300	5,702	—	20,002
Nancy Buese[4]	5,357	96,997	—	102,354
Nancy Lipson	9,454	18,563	—	28,017
Stephen Gottesfeld	54,928	57,431	—	112,359
All Directors and executive officers as a group, including those named above (21 persons)	288,053	567,249	—	855,302

[1] For 2021, director stock units ("DSUs") were awarded to all non-employee Directors under Newmont's Stock Incentive Compensation Plans. The DSUs represent the right to receive shares of common stock and are immediately fully vested and non-forfeitable. The holders of DSUs do not have the right to vote the underlying shares; however, the DSUs accrue dividend equivalents, which are paid at the time the common shares are issued. Upon retirement from the Board of

Directors, the holder of DSUs is entitled to receive one share of common stock for each DSU. The amounts noted in this column for non-employee Directors represent DSUs.

[2] Restricted Stock Units ("RSUs") of the Company's common stock granted after April 25, 2013, are awarded under the Company's 2013 Stock Incentive Compensation Plan, and after May 6, 2020, under the Company's 2020 Stock Incentive Compensation Plan. The RSUs do not have voting rights, and are subject to forfeiture risk and other restrictions. The RSUs accrue dividend equivalents, which are paid at the time the units vest and common stock is issued. Includes shares underlying RSUs vesting within 60 days after February 22, 2022. This column does not include RSUs that vest more than 60 days after February 22, 2022.

[3] Includes shares of the Company's common stock that the executive officers have the right to acquire through stock option exercises within 60 days after February 22, 2022.

[4] Ms. Buese's ownership includes 2,558 shares held in the Timothy J. and Nancy K. Buese Revocable Trust.

[5] The "Percentage of Class" data are omitted in the table since every director and officer, and all directors and officers as a group, own less than 1% of the outstanding shares.

Stock Ownership of Certain Beneficial Owners

The following table sets forth information with respect to each person known by the Company to be the beneficial owner of more than 5% of any class of the Company's voting securities. The share information contained herein is based solely on investor filings with the SEC pursuant to Section 13(d) of the Securities Exchange Act of 1934.

NAME AND ADDRESS OF BENEFICIAL OWNER	TITLE OF CLASS	AMOUNT AND NATURE OF BENEFICIAL OWNERSHIP	PERCENTAGE OF CLASS
BlackRock, Inc. 55 East 52nd Street New York, NY 10055	Common Stock	91,635,498[1]	11.5%
The Vanguard Group Inc. 100 Vanguard Blvd. Malvern, PA 19355	Common Stock	65,686,310[2]	8.24%

[1] As reported on Schedule 13G/A as filed on January 28, 2022, as of December 31, 2021, BlackRock, Inc. and its subsidiaries beneficially owned 91,635,498 shares, had sole voting power of 82,934,961 shares and sole dispositive power of 91,635,498 shares of Newmont common stock.

[2] As reported on Schedule 13G/A as filed on February 10, 2022, as of December 31, 2021, The Vanguard Group and its subsidiaries beneficially owned 65,686,310 shares, had shared voting power of 1,294,696 shares and sole dispositive power of 3,306,870 shares of Newmont common stock.

Delinquent Section 16(a) Reports

Pursuant to Section 16(a) of the Exchange Act and the rules issued thereunder, our executive officers and directors and any persons holding more than 10% of our common stock are required to file with the SEC and the NYSE reports of initial ownership of our common stock and changes in ownership of such common stock. Copies of the Section 16 reports filed by our directors and executive officers are required to be furnished to us. Based solely on our review of the copies of the reports furnished to us, or written representations that no reports were required, we believe that, during fiscal 2021, all of our executive officers and directors complied with the Section 16(a) requirements.



This Proxy Statement is furnished to the stockholders of Newmont in connection with the solicitation of proxies by the Board of Directors of the Company (the "Board of Directors" or the "Board") to be voted at the Company's 2022 Annual Meeting of Stockholders to be held on Thursday, April 21, 2022 (the "Annual Meeting").

The Annual Meeting is being held for the purposes set forth in the accompanying Notice of 2022 Annual Meeting of Stockholders. The Proxy Statement, proxy card and 2021 Annual Report to Stockholders are being made available to stockholders on or about March 10, 2022.

References in this Proxy Statement to "Newmont," "Newmont Mining," "the Company," "the Corporation," or "we" refer to Newmont Corporation.

Stockholders Entitled to Vote

The holders of record of common stock of Newmont, par value $1.60 per share, at the close of business on February 22, 2022, (the "Record Date") are entitled to vote at the Annual Meeting. As of the Record Date, there were 792,549,477 shares outstanding.

Voting Your Shares

Newmont Common Stock. Each share of common stock that you own entitles you to one vote. Your Notice or proxy card shows the number of shares of common stock that you own. You may elect to vote in one of the following methods:

 If you received a Notice of Internet Availability of Proxy Materials, you can access our proxy materials and vote online. Instructions to vote online are provided in the Notice.

Online Prior to the Meeting - You may vote by proxy on-line prior to the meeting by visiting www.envisionreports.com/nem and entering the control number found in your Notice of Internet Availability. The availability of online voting may depend on the voting procedures of the organization that holds your shares.

Online During the Annual Meeting - You may also vote online during the Annual Meeting by visiting https://meetnow.global/MVHDJAW, entering the control number found in your Notice of Internet Availability, and following the on-screen instructions. The availability of online voting may depend on the voting procedures of the organization that holds your shares. The meeting webcast will begin promptly at 8:00 a.m. Mountain Time. Online access to the webcast will open approximately 15 minutes prior to the start of the Annual Meeting to allow time for you to log in and test your system. If you experience technical difficulties during the check-in process or during the meeting please call: 1-888-724-2416 in US & Canada (toll free) or +1-781-575-2748 for all other locations for assistance.

 **By Telephone** - You may vote your shares by calling the telephone number specified on your proxy card. You will need to follow the instructions on your proxy card and the voice prompts. The availability of phone voting may depend on the voting procedures of the organization that holds your shares.

 **By Mail** - If you have received or requested a paper copy of the proxy materials, please date and sign the proxy card and return it promptly in the accompanying envelope. The availability of phone voting may depend on the voting procedures of the organization that holds your shares.

Even if you plan on attending the Annual Meeting virtually, we encourage you to vote your shares in advance online, by phone, or by mail to ensure that your vote will be represented at the Annual Meeting.

If you wish to change your vote – You may revoke your proxy and change your vote at any time before the taking of the vote at the Annual Meeting.

▶ **Online Prior to the Annual Meeting** – You may change your vote using the online voting method described above, in which case only your latest internet proxy submitted prior to the Annual Meeting will be counted.

▶ **Online During the Annual Meeting** – You may change your vote by attending the Annual Meeting by visiting https://meetnow.global/MVHDJAW, entering the control number found in your Notice of Internet Availability, and following the instructions to vote, in which case only your latest internet proxy submitted will be counted.

▶ **Phone** – You may change your vote using the phone voting method described above, in which case only your latest telephone proxy submitted prior to the Annual Meeting will be counted.

▶ **Mail** – You may revoke your proxy and change your vote by signing and returning a new proxy card or voting instruction form dated as of a later date, in which case only your latest proxy card or voting instruction form received prior to the Annual Meeting will be counted.

If you hold Newmont Common Stock at your Broker - If your shares are held in an account at a brokerage firm, bank, dealer, or other similar organization, then you are the beneficial owner of shares held in "street name" and the Notice or proxy materials, as applicable, are being forwarded to you by that organization. Your Voting Instruction Form from Broadridge or your Notice provides information on how to vote your shares. The organization holding your account is considered the stockholder of record for purposes of voting at the Annual Meeting.

If you are a beneficial owner of shares held in street name and do not provide the organization that holds your shares with specific voting instructions, the organization that holds your shares may generally vote on "routine" matters such as ratification of auditors but cannot vote on "non-routine" matters, including the Election of Directors unless you have provided specific instructions to do so. Thus, if the organization that holds your shares does not receive instructions from you on how to vote your shares on a "non-routine" matter, that organization will inform the inspector of election that it does not have the authority to vote on this matter with respect to your shares. This is generally referred to as a "broker non-vote."

Quorum, Tabulation and Broker Non-Votes and Abstentions

Quorum. The holders of a majority of the outstanding shares of capital stock of the Company entitled to vote at the Annual Meeting must be present in person or represented by proxy in order to constitute a quorum for all matters to come before the meeting. For purposes of determining the presence of a quorum, "shares of capital stock of the Company" include all shares of common stock entitled to vote at the Annual Meeting.

Tabulating Votes and Voting Results. Votes at the Annual Meeting will be tabulated by one or more inspectors of election who will be appointed by the Chair of the meeting and who will not be candidates for election to the Board of Directors. The inspectors of election will treat shares of capital stock represented by a properly signed and returned proxy as present at the Annual Meeting for purposes of determining a quorum, without regard to whether the proxy is marked as casting a vote or abstaining.

Broker Non-Votes and Abstentions. Abstentions and broker non-votes as to particular matters are counted for purposes of determining whether a quorum is present at the Annual Meeting. Except with respect to the Election of Directors, where abstentions are excluded, abstentions have the same effect as votes against proposals presented to stockholders. With respect to the Election of Directors, abstentions are not counted as votes cast and therefore will have no effect in determining whether the required majority vote has been attained. A broker non-vote occurs when a nominee holding shares for a beneficial owner votes on one proposal, but does not vote on another proposal because the nominee does not have discretionary voting power and has not received instructions to do so from the beneficial owner. Other than with respect to the ratification of the appointment of our independent registered public accounting firm (Proposal 3), broker non-votes will not be counted as votes cast (with respect to Proposal 1, Election of Directors), or as present and entitled to vote on the proposal (with respect to Proposal 2, the advisory vote to approve named executive officer compensation). Broker non-votes will be counted as present and entitled to vote for the purposes of Proposal 3, and will therefore have the same effect as a vote against the proposal.

As such, please be reminded that if you hold your shares in "street name" it is critical that you cast your vote if you want it to count in the Election of Directors (Proposal 1). If you hold your shares in "street name" and you do not instruct your bank or broker how to vote in the Election of Directors, no votes will be cast on your behalf. They also will not have discretion to vote uninstructed shares on the advisory vote to approve named executive officer compensation (Proposal 2). Your bank or broker will, however, have discretion to vote any uninstructed shares on the ratification of the appointment of our independent registered public accounting firm (Proposal 3).

Votes Required to Approve the Proposals

PROPOSAL	VOTE REQUIRED
Election of Directors	Majority of votes cast for each Nominee
Approve, on an advisory basis, the compensation of the Named Executive Officers	Non-binding advisory vote — majority of stock present in person or by proxy and entitled to vote
Ratification of independent registered public accounting firm for 2022	Majority of stock present in person or by proxy and entitled to vote

Election of Directors. Brokers, banks and other financial institutions cannot vote your stock on your behalf for the Election of Directors if you have not provided instructions on your voting instruction form, by telephone or by Internet. For your vote to be counted, you must submit your voting instructions to your broker or custodian.

Advisory Say-On-Pay Vote. Because the vote on Compensation of the Named Executive Officers is advisory in nature, it will not: (1) affect any compensation already paid or awarded to any Named Executive Officer, (2) be binding on or overrule any decisions by the Board of Directors, (3) create or imply any additional fiduciary duty on the part of the Board of Directors, or (4) restrict or limit the ability of stockholders to make proposals for inclusion in proxy materials related to executive compensation. If you do not instruct your broker how to vote with respect to this item, your broker may not vote with respect to this proposal. For your vote to be counted, you must submit your voting instructions to your broker or custodian.

Ratify Ernst & Young LLP as the Company's Independent Registered Public Accounting Firm for 2022. The affirmative vote of a majority of the shares present and entitled to vote, in person or by proxy, at the Annual Meeting is required to ratify the Audit Committee's appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for 2022. Even if you do not instruct your broker how to vote with respect to this item, your broker may vote your shares with respect to this proposal.

Other Items. If any other items are properly presented at the Annual Meeting, they must receive an affirmative vote of a majority of the shares present and entitled to vote, in person or by proxy, in order to be approved.

Revocation of Proxy or Voting Instruction Form

Revocation of Newmont Common Stock Proxy or Voting Instruction Form. A stockholder who executes a proxy or Voting Instruction Form ("VIF") may revoke it by delivering to the Secretary of the Company, at any time before the proxies are voted, a written notice of revocation bearing a later date than the proxy or VIF, or by attending the Annual Meeting online and by voting during the meeting (although virtual attendance at the Annual Meeting will not in and of itself constitute a revocation of a proxy). A stockholder also may substitute another person in place of those persons presently named as proxies. Written notice revoking or revising a proxy should be sent to the attention of the Corporate Secretary (attention: Logan Hennessey), Newmont Corporation, at 6900 E Layton Avenue, Suite 700, Denver, Colorado 80237 USA.

Solicitation Costs

The cost of preparing and mailing the proxy materials, and the cost of solicitation of proxies on behalf of the Board of Directors will be borne by the Company. In addition, solicitation of proxies and Voting Instruction Forms may be made by certain officers and employees of the Company by mail, telephone or in person. The Company has retained MacKenzie Partners Inc. to aid in the solicitation of brokers, banks, intermediaries and other institutional holders for a fee of $17,000. The Company also will reimburse brokerage firms and others for their expenses in forwarding proxy materials to beneficial owners of common stock.

Eliminating Duplicate Mailings - Householding

To reduce the expense of delivering duplicate proxy materials to our stockholders, we are relying on the SEC rules that permit us to deliver only one set of proxy materials, including our Proxy Statement, our 2021 Annual Report and the Notice, to multiple stockholders who share an address unless we receive contrary instructions from any stockholders at that address. This practice, known as "householding," reduces duplicate mailings, thus saving printing and postage costs as well as natural resources. Each stockholder retains a separate right to vote on all matters presented at the Annual Meeting. Once you have received notice from your broker or us that they or we will be householding materials to your address, householding will continue until you are notified otherwise or until you revoke your consent. If, at any time, you wish to receive a separate copy of the 2021 Annual Report or other proxy materials, free of charge, or if you wish to receive separate copies of future annual reports or proxy materials, please mail your request to the Corporate Secretary of the Company.

Voting Results

The results of the voting at the Annual Meeting will be reported on Form 8-K and filed with the SEC within four business days after the end of the meeting.

Stockholder Proposals for the 2023 Annual Meeting of Stockholders

For a stockholder proposal to be included in the proxy statement and form of proxy for the 2023 Annual Meeting, the proposal must have been received by us at our principal executive offices no later than November 10, 2022. Proposals should be sent to the attention of the Corporate Secretary of the Company. Proposals must conform to and include the information required by SEC Rule 14a-8. We are not required to include in our proxy statement and form of proxy a stockholder proposal that was received after that date or that otherwise fails to meet the requirements for stockholder proposals established by SEC regulations.

Our Board amended our By-Laws in 2016 to adopt "proxy access" to permit a stockholder (or a group of no more than 20 stockholders) who has maintained continuous qualifying ownership of at least 3% of our outstanding common stock for at least three years and has complied with the other requirements set forth in our By-Laws, to submit Director nominees (up to the greater of 2 Directors or 20% of the Board) for inclusion in our proxy statement if the stockholder(s) and the nominee(s) satisfy the requirements set forth in our By-Laws. Notice of Director nominees submitted under these By-Law provisions must be received by the Corporate Secretary of the Company by no earlier than October 11, 2022, and no later than November 10, 2022. Notice must include the information required by our By-Laws, which are available on our website at http://www.newmont.com/about-us/governance-and-ethics/.

In addition, under our By-Laws, stockholders not using proxy access in connection with Director nominations must give advance notice of nominations for Directors or other business to be addressed at the 2023 Annual Meeting and such notice must be received at the principal executive offices of the Corporation no later than the close of business on February 20, 2023, and not earlier than the close of business on January 21, 2023. The advance notice must be delivered to the attention of the Corporate Secretary of the Company. Notice must include the information required by our By-Laws.

Electronic delivery should be sent to CorporateSecretary@newmont.com. Mailings to the Corporate Secretary of the Company should be addressed to the attention of Logan Hennessey at Newmont Corporation's principal executive offices located at 6900 E Layton Avenue, Suite 700, Denver, Colorado 80237 USA.

Other Matters

The Board of Directors does not intend to bring other matters before the Annual Meeting, except items incident to the conduct of the meeting. However, on all matters properly brought before the meeting by the Board of Directors or by others, the persons named as proxies in the accompanying proxy, or their substitutes, will vote in accordance with their best judgment. Additional information about Newmont, including its Annual Report on Form 10-K, is available through the Company's website, at www.newmont.com.

Non-GAAP Compensation Measures — Annex A-1

Company Performance Bonus (CPB) Measures

Management of the Company uses certain financial and operating measures, including Adjusted EBITDA, Adjusted Return on Capital Employed and Adjusted Cash Sustaining Costs / Gold Equivalent Ounce, which have been adjusted at the discretion of the Leadership Development and Compensation Committee to evaluate the Company's performance for compensation purposes in connection with the calculation of the Company Performance Bonus results, which differs from metrics reported under accounting principles generally accepted in the U.S. ("GAAP"). Further to the discussion of this metric in the "Compensation Discussion and Analysis," a reconciliation of these measures for the year-ended December 31, 2021, appears below.

2021 CPB Adjusted EBITDA (on an attributable basis)

	YEAR ENDED DECEMBER 31, 2021[1]
Net income (loss) attributable to Newmont stockholders	$ 1,166
Net income (loss) attributable to noncontrolling interests	(933)
Net (income) loss from discontinued operations[2]	(57)
Equity loss (income) of affiliates	(166)
Income and mining tax expense (benefit)	1,098
Depreciation and amortization	2,323
Interest expense, net	274
EBITDA	$ 3,705
Adjustments:	
Reclamation and remediation charges[3]	1,696
Loss on assets held for sale[4]	571
Gain on asset and investment sales[5]	(212)
Change in fair value of investments[6]	135
Impairment of long-lived and other assets[7]	25
Loss on debt extinguishment[8]	11
Settlement costs[9]	11
Restructuring and Severance[10]	11
COVID-19 specific costs[11]	5
Pension settlements and curtailments[12]	4

	YEAR ENDED DECEMBER 31, 2021[1]
Impairment of investments[13]	1
Adjusted EBITDA[14]	$ 5,963
2021 Allowable Adjustments[15]	(1,444)
CPB ATTRIBUTABLE ADJUSTED EBITDA	$ 4,519

[1] Dollars in the table above are presented in millions.

[2] [reserved]

[3] Reclamation and remediation charges, included in Reclamation and remediation, represent revisions to the reclamation and remediation plans and cost estimates at the Company's former operating properties and historic mining operations that have entered the closure phase and have no substantive future economic value.

[4] Loss on assets held for sale, included in Loss on assets held for sale, represents the loss recognized due to the reclassification of the Conga mill assets as held for sale during the third quarter of 2021. The assets were remeasured to fair value less costs to sell.

[5] Gain on asset and investment sales, included in Gain on asset and investment sales, net, primarily represents the gain on the sale of the Kalgoorlie Power business, gain on the NGM Lone Tree and South Arturo exchange transaction, and gain on the sale of TMAC in 2021; gains on the sale of Kalgoorlie and Continental and a gain on the sale of certain royalty interests to Maverix in 2020; and a gain on the sale of exploration land in 2019.

[6] Change in fair value of investments, included in Other income (loss), net, primarily represents unrealized gains and losses related to the Company's investments in current and non-current marketable and other equity securities.

[7] Impairment of long-lived and other assets, included in Other expense, net represents non-cash write-downs of various assets that are no longer in use and materials and supplies inventories.

[8] Loss on debt extinguishment, included in Other income (loss), net, primarily represents losses on the debt tender offer and subsequent extinguishment of the 2023 Newmont Senior Notes and the 2023 Goldcorp Senior Notes during 2021 and the extinguishment of a portion of the 2022 Senior Notes and 2023 Senior Notes during 2020.

[9] Settlement costs, included in Other expense, net, primarily represents costs related to the ecological tax obligation at Peñasquito in Mexico, mineral interest settlements at Ahafo and Akyem in Africa, the Cedros community agreement at Peñasquito in Mexico, a water related settlement at Yanacocha in Peru and other related costs in 2020; and certain costs associated with legal and other settlements for 2019.

[10] Restructuring and severance, included in Other expense, net, primarily represents severance and related costs associated with significant organizational and operating model changes implemented by the Company for all periods presented.

[11] COVID-19 specific costs, included in Other expense, net, represents incremental direct costs incurred as a result of actions taken to protect against the impacts of the COVID-19 pandemic and primarily include amounts distributed from Newmont Global Community Support Fund to help host communities, governments and employees combat the COVID-19 pandemic.

[12] Pension settlements and curtailments, included in Other income (loss), net, primarily represents pension settlement charges due to lump sum payments to participants in 2021 and 2020 and pension curtailments gains in 2019.

[13] Impairment of investments, included in Other income (loss), net, primarily represents other-than-temporary impairment of other investments, including the impairment of the TMAC investment in 2020.

[14] Adjusted EBITDA has not been adjusted for $8 and $178 of cash care and maintenance costs, included in Care and maintenance, which primarily represent costs incurred associated with certain mine sites being temporarily placed into care and maintenance in response to the COVID-19 pandemic for the years ended December 31, 2021 and 2020, respectively.

[15] CPB-related adjustments include the removal of 5% Yanacocha interest and 25% Merian interest to derive the Adjusted EBITDA attributable to the Company; adjustment also reflects the removal of Nevada Gold Mines.

2021 CPB Adjusted Return on Capital Employed (on a consolidated basis)

	YEAR ENDED DECEMBER 31, 2021[1]	YEAR ENDED DECEMBER 31, 2020[1]
Newmont stockholders equity	22,022	23,008
Noncontrolling interests	(209)	837
Total debt and lease and other financing obligations	6,302	6,702
Total Capital	28,115	30,547
Less: Cash and cash equivalents	4,992	5,540

Capital employed	23,123	25,007
2021 Allowable Adjustments[2]	(7,733)	(7,781)
CPB Capital Employed	15,390	17,226
Average capital employed	16,308	17,704
12 month trailing CPB ADJUSTED EBIT divided by Average Capital Employed (ROCE)	17.8%	

[1] Dollars in the table above are presented in millions.

[2] CPB related adjustments include the removal of Nevada, Pueblo Viejo, Red Lake and KCGM EBIT and capital employed.

A reconciliation of CPB Adjusted EBIT and 12 month trailing CPB Adjusted EBIT is also presented below (on a consolidated basis) for purposes of calculating the above 12 month trailing CPB Adjusted EBIT divided by Average Capital Employed.

	YEAR ENDED DECEMBER 31, 2021[1]
Net income (loss) attributable to Newmont stockholders	$ 1,166
Net income (loss) attributable to noncontrolling interests	(933)
Net (income) loss from discontinued operations[2]	(57)
Equity loss (income) of affiliates	(166)
Income and mining tax expense (benefit)	1,098
Depreciation and amortization	2,323
Interest expense, net	274
EBITDA	$ 3,705
Depreciation and amortization	2,323
EBIT	$ 1,382
EBITDA Adjustments:	
Reclamation and remediation charges[3]	$ 1,696
Loss on assets held for sale[4]	571
Gain on asset and investment sales[5]	(212)
Change in fair value of investments[6]	135
Impairment of long-lived and other assets[7]	25
Loss on debt extinguishment[8]	11
Settlement costs[9]	11
Restructuring and severance[10]	11
COVID-19 specific costs[11]	5
Pension settlements and curtailments[12]	4
Impairment of investments[13]	1
Adjusted EBIT[14]	3,640
2021 Allowable Adjustments[15]	$ (732)
CPB ADJUSTED EBIT	2,908
12 month trailing CPB ADJUSTED EBIT	2,908

[1] Dollars in the table above are presented in millions.

[2] [reserved].

[3] Reclamation and remediation charges, included in Reclamation and remediation, represent revisions to the reclamation and remediation plans and cost estimates at the Company's former operating properties and historic mining operations that have entered the closure phase and have no substantive future economic value.

[4] Loss on assets held for sale, included in Loss on assets held for sale, represents the loss recognized due to the reclassification

of the Conga mill assets as held for sale during the third quarter of 2021. The assets were remeasured to fair value less costs to sell.

(5) Gain on asset and investment sales, included in Gain on asset and investment sales, net, primarily represents the gain on the sale of the Kalgoorlie Power business, gain on the NGM Lone Tree and South Arturo exchange transaction, and gain on the sale of TMAC in 2021; gains on the sale of Kalgoorlie and Continental and a gain on the sale of certain royalty interests to Maverix in 2020; and a gain on the sale of exploration land in 2019.

(6) Change in fair value of investments, included in Other income (loss), net, primarily represents unrealized gains and losses related to the Company's investments in current and non-current marketable and other equity securities.

(7) Impairment of long-lived and other assets, included in Other expense, net represents non-cash write-downs of various assets that are no longer in use and materials and supplies inventories.

(8) Loss on debt extinguishment, included in Other income (loss), net, primarily represents losses on the debt tender offer and subsequent extinguishment of the 2023 Newmont Senior Notes and the 2023 Goldcorp Senior Notes during 2021 and the extinguishment of a portion of the 2022 Senior Notes and 2023 Senior Notes during 2020.

(9) Settlement costs, included in Other expense, net, primarily represents costs related to the ecological tax obligation at Peñasquito in Mexico, mineral interest settlements at Ahafo and Akyem in Africa, the Cedros community agreement at Peñasquito in Mexico, a water related settlement at Yanacocha in Peru and other related costs in 2020; and certain costs associated with legal and other settlements for 2019.

(10) Restructuring and severance, included in Other expense, net, primarily represents severance and related costs associated with significant organizational and operating model changes implemented by the Company for all periods presented.

(11) COVID-19 specific costs, included in Other expense, net, represents incremental direct costs incurred as a result of actions taken to protect against the impacts of the COVID-19 pandemic and primarily include amounts distributed from Newmont Global Community Support Fund to help host communities, governments and employees combat the COVID-19 pandemic.

(12) Pension settlements and curtailments, included in Other income (loss), net, primarily represents pension settlement charges due to lump sum payments to participants in 2021 and 2020 and pension curtailments gains in 2019.

(13) Impairment of investments, included in Other income (loss), net, primarily represents other-than-temporary impairment of other investments, including the impairment of the TMAC investment in 2020.

(14) Adjusted EBITDA has not been adjusted for $8 and $178 of cash care and maintenance costs, included in Care and maintenance, which primarily represent costs incurred associated with certain mine sites being temporarily placed into care and maintenance in response to the COVID-19 pandemic for the years ended December 31, 2021 and 2020, respectively.

(15) CPB related adjustments include the removal of Nevada, Pueblo Viejo, Red Lake and KCGM EBIT and capital employed.

2021 CPB Adjusted Cash Sustaining Costs / Gold Equivalent Ounce

	YEAR ENDED DECEMBER 31, 2021[1]
Costs Applicable to Sales[2][3][4]	$ 5,435
Reclamation costs[5]	170
Advanced projects, research and development and exploration[6]	191
General and administrative	259
Care and maintenance and other expense, net[7][8][9]	116
Treatment and refining costs	169
Sustaining capital and lease related costs[10][11]	1,053
All-in sustaining costs	$ 7,393
Write-downs of inventory and stockpiles and ore on leach pads	(67)
Cash Sustaining Costs	$ 7,460
CPB Adjustment[12]	1,230
CPB Adjusted Cash Sustaining Costs (CSC)	$ 6,230
Gold Equivalent Ounces Produced[13]	7,136
CPB Adjustment[12]	(1,272)
CPB Adjusted Gold Equivalent Ounces (GEO) Produced	5,863
CPB Adjusted CSC per GEO	$ 1,063

(1) Dollars in the table above are presented in millions.

(2) Excludes *Depreciation and amortization* and *Reclamation and remediation*.

(3) Includes by-product credits of $194 and excludes co-product revenues of $1,679.

(4) Includes stockpile and leach pad inventory adjustments of $16 at CC&V, $18 at Yanacocha and $11 at NGM.

(5)   Reclamation costs include operating accretion and amortization of asset retirement costs of $79 and $91, respectively, and exclude accretion and reclamation and remediation adjustments at former operating properties and historic mining operations that have entered the closure phase and have no substantive future economic value of $52 and $1,715, respectively.

(6)   Advanced projects, research and development and Exploration excludes development expenditures of $9 at CC&V, $4 at Porcupine, $3 at Éléonore, $5 at Peñasquito, $5 at Other North America, $12 at Yanacocha, $6 at Merian, $9 at Cerro Negro, $34 at Other South America, $19 at Tanami, $16 at Other Australia, $17 at Ahafo, $6 at Akyem, $17 at NGM and $10 at Corporate and Other, totaling $172 related to developing new operations or major projects at existing operations where these projects will materially benefit the operation.

(7)   Care and maintenance includes $8 at Tanami of cash care and maintenance costs associated with the site temporarily being placed into care and maintenance or operating at reduced levels in response to the COVID-19 pandemic, during the period ended December 31, 2021 that we would have continued to incur if the site was not temporarily placed into care and maintenance.

(8)   Other expense, net includes incremental COVID-19 costs incurred as a result of actions taken to protect against the impacts of the COVID-19 pandemic at our operational sites of $23 for North America, $46 for South America, $8 for Australia and $5 for Africa, totaling $82.

(9)   Other expense, net is adjusted for impairment of long-lived and other assets of $25, settlement costs of $11, restructuring and severance costs of $11 and incremental costs incurred relating to the COVID-19 pandemic of $5.

(10) Includes sustaining capital expenditures of $309 for North America, $127 for South America, $228 for Australia, $125 for Africa, $171 for Nevada, and $25 for Corporate and Other, totaling $985 and excludes development capital expenditures, capitalized interest and the change in accrued capital totaling $668. The following are major development projects: Pamour, Yanacocha Sulfides, Quecher Main, Cerro Negro expansion projects, Tanami Expansion 2, Power Generation Civil Upgrade, Subika Mining Method Change, Ahafo North, Goldrush Complex and Turquoise Ridge 3rd shaft.

(11) Includes finance lease payments for sustaining projects of $68 and excludes finance lease payments for development projects of $41.

(12) CPB related adjustments include the removal of Nevada Cash Sustaining Costs and Gold Equivalent Ounces.

(13) Gold equivalent ounces is calculated as pounds or ounces produced multiplied by the ratio of the other metals price to the gold price, using Gold ($1,200/oz.), Copper ($2.75/lb.), Silver ($22.00/oz.), Lead ($0.90/lb.) and Zinc ($1.05/lb.) pricing for 2021.

Non-GAAP Financial Measures

Non-GAAP financial measures are intended to provide additional information only and do not have any standard meaning prescribed by U.S. generally accepted accounting principles ("GAAP"). These measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Unless otherwise noted, we present the Non-GAAP financial measures of our continuing operations in the tables below.

Earnings before interest, taxes and depreciation and amortization and Adjusted earnings before interest, taxes and depreciation and amortization

Management uses Earnings before interest, taxes and depreciation and amortization ("EBITDA") and EBITDA adjusted for non-core or certain items that have a disproportionate impact on our results for a particular period ("Adjusted EBITDA") as non-GAAP measures to evaluate the Company's operating performance. EBITDA and Adjusted EBITDA do not represent, and should not be considered an alternative to, net income (loss), operating income (loss), or cash flow from operations as those terms are defined by GAAP, and do not necessarily indicate whether cash flows will be sufficient to fund cash needs. Although Adjusted EBITDA and similar measures are frequently used as measures of operations and the ability to meet debt service requirements by other companies, our calculation of Adjusted EBITDA is not necessarily comparable to such other similarly titled captions of other companies. The Company believes that Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and Board of Directors. Management's determination of the components of Adjusted EBITDA are evaluated periodically and based, in part, on a review of non-GAAP financial measures used by mining industry analysts. *Net income (loss) attributable to Newmont stockholders* is reconciled to EBITDA and Adjusted EBITDA as follows:

	YEARS ENDED DECEMBER 31,		
	2021	**2020**	**2019**
Net income (loss) attributable to Newmont stockholders	$1,166	$ 2,829	$ 2,805
Net income (loss) attributable to noncontrolling interests	(933)	(38)	79
Net (income) loss from discontinued operations[1]	(57)	(163)	72
Equity loss (income) of affiliates	(166)	(189)	(95)
Income and mining tax expense (benefit)	1,098	704	832
Depreciation and amortization	2,323	2,300	1,960
Interest expense, net	274	308	301
EBITDA	$3,705	$ 5,751	$ 5,954
Adjustments:			
Reclamation and remediation charges[2]	$1,696	$ 213	$ 120
Loss on assets held for sale[3]	571	—	—
Gain on asset and investment sales[4]	$ (212)	$ (677)	$ (30)
Change in fair value of investments[5]	135	(252)	(166)
Impairment of long-lived and other assets[6]	25	49	5
Loss on debt extinguishment[7]	11	77	—
Settlement costs[8]	11	58	5
Restructuring and severance[9]	11	18	7
COVID-19 specific costs[10]	5	92	—
Pension settlements and curtailments[11]	4	92	(20)
Impairment of investments[12]	1	93	2
Goldcorp transaction and integration costs[13]	—	23	217
Gain on formation of Nevada Gold Mines[14]	—	—	(2,390)
Nevada JV transaction and integration costs[15]	—	—	30
Adjusted EBITDA[16]	$5,963	$ 5,537	$ 3,734

[1] For additional information regarding our discontinued operations, see Note 1 to our Consolidated Financial Statements.

[2] Reclamation and remediation charges, included in *Reclamation and remediation*, represent revisions to the reclamation and remediation plans and cost estimates at the Company's former operating properties and historic mining operations that have entered the closure phase and have no substantive future economic value. For additional information, see Note 6 in the Consolidated Financial Statements.

[3] Loss on assets held for sale, included in *Loss on assets held for sale*, represents the loss recognized due to the reclassification of the Conga mill assets as held for sale during the third quarter of 2021. The assets were remeasured to fair value less costs to sell. For additional information, see Note 8 to our Consolidated Financial Statements.

[4] Gain on asset and investment sales, included in *Gain on asset and investment sales, net*, primarily represents the gain on the sale of the Kalgoorlie Power business, gain on the NGM Lone Tree and South Arturo exchange transaction, and gain on the sale of TMAC in 2021; gains on the sale of Kalgoorlie and Continental and a gain on the sale of certain royalty interests to Maverix in 2020; and a gain on the sale of exploration land in 2019. For additional information, see Note 10 to our Consolidated Financial Statements.

[5] Change in fair value of investments, included in *Other income (loss), net*, primarily represents unrealized gains and losses related to the Company's investments in current and non-current marketable and other equity securities. For additional information regarding our investments, see Note 16 to our Consolidated Financial Statements.

[6] Impairment of long-lived and other assets, included in *Other expense, net* represents non-cash write-downs of various assets that are no longer in use and materials and supplies inventories.

[7] Loss on debt extinguishment, included in *Other income (loss), net*, primarily represents losses on the debt tender offer and

subsequent extinguishment of the 2023 Newmont Senior Notes and the 2023 Goldcorp Senior Notes during 2021 and the extinguishment of a portion of the 2022 Senior Notes and 2023 Senior Notes during 2020.

(8) Settlement costs, included in *Other expense, net*, primarily represents a voluntary contribution made to the Republic of Suriname in 2021; costs related to the ecological tax obligation at Peñasquito in Mexico, mineral interest settlements at Ahafo and Akyem in Africa, the Cedros community agreement at Peñasquito in Mexico, a water related settlement at Yanacocha in Peru and other related costs in 2020; and certain costs associated with legal and other settlements for 2019.

(9) Restructuring and severance, included in *Other expense, net*, primarily represents severance and related costs associated with significant organizational and operating model changes implemented by the Company for all periods presented.

(10) COVID-19 specific costs, included in *Other expense, net*, represents incremental direct costs incurred as a result of actions taken to protect against the impacts of the COVID-19 pandemic and primarily include amounts distributed from Newmont Global Community Support Fund to help host communities, governments and employees combat the COVID-19 pandemic. See Note 9 to our Consolidated Financial Statements for further information.

(11) Pension settlements and curtailments, included in *Other income (loss), net*, primarily represents pension settlement charges due to lump sum payments to participants in 2021 and 2020 and pension curtailments gains in 2019. See Note 13 to our Consolidated Financial Statements for further information.

(12) Impairment of investments, included in *Other income (loss), net*, primarily represents other-than-temporary impairment of other investments, including the impairment of the TMAC investment in 2020.

(13) Goldcorp transaction and integration costs, included in *Other expense, net*, primarily represents costs incurred related to the Newmont Goldcorp transaction completed during 2019 as well as subsequent integration costs.

(14) Gain on formation of Nevada Gold Mines, included in *Gain on formation of Nevada Gold Mines*, represents the difference between the fair value of our 38.5% interest in NGM and the carrying value of the Nevada mining operations contributed on July 1, 2019.

(15) Nevada JV transaction and integration costs, included in *Other expense, net*, primarily represents costs incurred related to the Nevada JV Agreement, including hostile defense fees, during 2019.

(16) Adjusted EBITDA has not been adjusted for $8 and $178 of cash care and maintenance costs, included in *Care and maintenance,* which primarily represent costs incurred associated with certain mine sites being temporarily placed into care and maintenance in response to the COVID-19 pandemic for the years ended December 31, 2021 and 2020, respectively.

Free Cash Flow

Management uses Free Cash Flow as a non-GAAP measure to analyze cash flows generated from operations. Free Cash Flow is *Net cash provided by (used in) operating activities* less *Net cash provided by (used in) operating activities of discontinued operations* less *Additions to property, plant and mine development* as presented on the Consolidated Statements of Cash Flows. The Company believes Free Cash Flow is also useful as one of the bases for comparing the Company's performance with its competitors. Although Free Cash Flow and similar measures are frequently used as measures of cash flows generated from operations by other companies, the Company's calculation of Free Cash Flow is not necessarily comparable to such other similarly titled captions of other companies.

The presentation of non-GAAP Free Cash Flow is not meant to be considered in isolation or as an alternative to net income as an indicator of the Company's performance, or as an alternative to cash flows from operating activities as a measure of liquidity as those terms are defined by GAAP, and does not necessarily indicate whether cash flows will be sufficient to fund cash needs. The Company's definition of Free Cash Flow is limited in that it does not represent residual cash flows available for discretionary expenditures due to the fact that the measure does not deduct the payments required for debt service and other contractual obligations or payments made for business acquisitions. Therefore, the Company believes it is important to view Free Cash Flow as a measure that provides supplemental information to the Company's Consolidated Statements of Cash Flows.

The following table sets forth a reconciliation of Free Cash Flow (on both a consolidated and attributable basis), each a non-GAAP financial measure, to *Net cash provided by (used in) operating activities*, which the Company believes to be the GAAP financial measure most directly comparable to Attributable Free Cash Flow, as well as information regarding *Net cash provided by (used in) investing activities* and *Net cash provided by (used in) financing activities*.

	YEAR ENDED DECEMBER 31, 2021		
	CONSOLIDATED	ATTRIBUTABLE TO NONCONTROLLING INTERESTS[1]	ATTRIBUTABLE TO NEWMONT STOCKHOLDERS
Net cash provided by (used in) operating activities	$ 4,279	$(91)	$ 4,188
Less: Net cash used in (provided by) operating activities of discontinued operations	(13)	—	(13)
Net cash provided by (used in) operating activities of continuing operations	4,266	(91)	4,175
Less: Additions to property, plant and mine development[2]	(1,653)	86	(1,567)
Free Cash Flow	$ 2,613	$ (5)	$ 2,608
Net cash provided by (used in) investing activities[3]	$(1,868)		
Net cash provided by (used in) financing activities	$(2,958)		

[1] Adjustment to eliminate a portion of *Net cash provided by (used in) operating activities, Net cash provided by (used in) operating activities of discontinued operations* and *Additions to property, plant and mine development* attributable to noncontrolling interests, which relate to Yanacocha (48.65%) and Merian (25%).

[2] For the year ended December 31, 2021, Yanacocha had total consolidated Additions to property, plant and mine development of $155, on a cash basis. For the year ended December 31, 2021, Merian had total consolidated Additions to property, plant and mine development of $48, on a cash basis.

[3] *Net cash provided by (used in) investing activities* includes *Additions to property, plant and mine development*, which is included in the Company's computation of Free Cash Flow

All-In Sustaining Costs

Newmont has developed a metric that expands on GAAP measures, such as cost of goods sold, and non-GAAP measures, such as costs applicable to sales per ounce, to provide visibility into the economics of our mining operations related to expenditures, operating performance and the ability to generate cash flow from our continuing operations.

Current GAAP measures used in the mining industry, such as cost of goods sold, do not capture all of the expenditures incurred to discover, develop and sustain production. Therefore, we believe that all-in sustaining costs is a non-GAAP measure that provides additional information to management, investors and analysts that aid in the understanding of the economics of our operations and performance compared to other producers and provides investors visibility by better defining the total costs associated with production.

All-in sustaining cost ("AISC") amounts are intended to provide additional information only and do not have any standardized meaning prescribed by GAAP and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under GAAP. Other companies may calculate these measures differently as a result of differences in the underlying accounting principles, policies applied and in accounting frameworks such as in International Financial Reporting Standards ("IFRS"), or by reflecting the benefit from selling non-gold metals as a reduction to AISC. Differences may also arise related to definitional differences of sustaining versus development (i.e. non-sustaining) activities based upon each company's internal policies.

The following disclosure provides information regarding the adjustments made in determining the all-in sustaining costs measure:

Costs applicable to sales. Includes all direct and indirect costs related to current production incurred to execute the current mine plan. We exclude certain exceptional or unusual amounts from *Costs applicable to*

sales ("CAS"), such as significant revisions to recovery amounts. CAS includes by-product credits from certain metals obtained during the process of extracting and processing the primary ore-body. CAS is accounted for on an accrual basis and excludes *Depreciation and amortization* and *Reclamation and remediation*, which is consistent with our presentation of CAS on the Consolidated Statements of Operations. In determining AISC, only the CAS associated with producing and selling an ounce of gold is included in the measure. Therefore, the amount of gold CAS included in AISC is derived from the CAS presented in the Company's Consolidated Statements of Operations less the amount of CAS attributable to the production of other metals. The other metals' CAS at those mine sites is disclosed in Note 4 to the Consolidated Financial Statements. The allocation of CAS between gold and other metals is based upon the relative sales value of gold and other metals produced during the period.

Reclamation costs. Includes accretion expense related to reclamation liabilities and the amortization of the related Asset Retirement Cost ("ARC") for the Company's operating properties. Accretion related to the reclamation liabilities and the amortization of the ARC assets for reclamation does not reflect annual cash outflows but are calculated in accordance with GAAP. The accretion and amortization reflect the periodic costs of reclamation associated with current production and are therefore included in the measure. The allocation of these costs to gold and other metals is determined using the same allocation used in the allocation of CAS between gold and other metals.

Advanced projects, research and development and exploration. Includes incurred expenses related to projects that are designed to sustain current production and exploration. We note that as current resources are depleted, exploration and advanced projects are necessary for us to replace the depleting reserves or enhance the recovery and processing of the current reserves to sustain production at existing operations. As these costs relate to sustaining our production, and are considered a continuing cost of a mining company, these costs are included in the AISC measure. These costs are derived from the *Advanced projects, research and development* and *Exploration* amounts presented in the Consolidated Statements of Operations less incurred expenses related to the development of new operations, or related to major projects at existing operations where these projects will materially benefit the operation in the future. The allocation of these costs to gold and other metals is determined using the same allocation used in the allocation of CAS between gold and other metals. We also allocate these costs incurred at the Other North America, Other Australia and Corporate and Other locations using the proportion of CAS between gold and other metals.

General and administrative. Includes costs related to administrative tasks not directly related to current production, but rather related to support our corporate structure and fulfill our obligations to operate as a public company. Including these expenses in the AISC metric provides visibility of the impact that general and administrative activities have on current operations and profitability on a per ounce basis. We allocate these costs to gold and other metals at the Other North America, Other Australia and Corporate and Other locations using the proportion of CAS between gold and other metals.

Care and maintenance and Other expense, net. *Care and maintenance* primarily includes direct operating costs incurred at the mine sites during the period that these sites were temporarily placed into care and maintenance in response to the COVID-19 pandemic. For *Other expense, net* we exclude certain exceptional or unusual expenses, such as restructuring, as these are not indicative to sustaining our current operations. Furthermore, this adjustment to *Other expense, net* is also consistent with the nature of the adjustments made to *Net income (loss) attributable to Newmont stockholders* as disclosed in the Company's non-GAAP financial measure Adjusted net income (loss). The allocation of these costs to gold and other metals is determined using the same allocation used in the allocation of CAS between gold and other metals.

Treatment and refining costs. Includes costs paid to smelters for treatment and refining of our concentrates to produce the salable metal. These costs are presented net as a reduction of *Sales* on our Consolidated Statements of Operations. The allocation of these costs to gold and other metals is determined using the same allocation used in the allocation of CAS between gold and other metals.

Sustaining capital and finance lease payments. We determined sustaining capital and finance lease payments as those capital expenditures and finance lease payments that are necessary to maintain current production and execute the current mine plan. We determined development (i.e. non-sustaining) capital expenditures and finance lease payments to be those payments used to develop new operations or related to projects at existing operations where those projects will materially benefit the operation and are excluded from the calculation of AISC. The classification of sustaining and development capital projects and finance leases is based on a systematic review of our project portfolio in light of the nature of each project. Sustaining capital and finance lease payments are relevant to the AISC metric as these are needed to maintain the Company's current operations and provide improved transparency related to our ability to finance these expenditures from current operations. The allocation of these costs to gold and other metals is determined using the same allocation used in the allocation of CAS between gold and other metals. We also allocate these costs incurred at the Other North America, Other Australia and Corporate and Other locations using the proportion of CAS between gold and other metals.

YEAR ENDED DECEMBER 31, 2021	COSTS APPLICABLE TO SALES[1][2][3]	RECLAMATION COSTS[4]	ADVANCED PROJECTS, RESEARCH AND DEVELOPMENT AND EXPLORATION[5]	GENERAL AND ADMINISTRATIVE	CARE AND MAINTENANCE AND OTHER EXPENSE, NET[6][7][8]	TREATMENT AND REFINING COSTS	SUSTAINING CAPITAL AND LEASE RELATED COSTS[9][10]	ALL-IN SUSTAINING COSTS	OUNCES (000) SOLD	ALL-IN SUSTAINING COSTS PER OZ.[11]
Gold										
CC&V	$ 238	$ 7	$ 9	$ —	$ —	$ —	$ 41	$ 295	220	$ 1,338
Musselwhite	157	2	7	—	1	—	39	206	154	1,335
Porcupine	269	5	13	—	—	—	43	330	287	1,152
Éléonore	237	3	2	—	5	—	63	310	247	1,256
Peñasquito	395	6	1	—	7	31	65	505	720	702
Other North America	—	—	—	5	3	—	—	8	—	—
North America	1,296	23	32	5	16	31	251	1,654	1,628	1,016
Yanacocha	232	66	6	—	30	1	20	355	263	1,355
Merian	326	5	5	—	5	—	47	388	434	895
Cerro Negro	243	6	—	—	23	—	60	332	267	1,247
Other South America	—	—	1	10	2	—	—	13	—	—
South America	801	77	12	10	60	1	127	1,088	964	1,130
Boddington	607	11	7	—	—	13	102	740	685	1,083
Tanami	278	2	5	—	17	—	116	418	488	855
Other Australia	—	—	—	9	1	—	6	16	—	—
Australia	885	13	12	9	18	13	224	1,174	1,173	1,002
Ahafo	425	8	5	—	5	—	79	522	480	1,084
Akyem	261	30	4	—	1	—	49	345	378	913
Other Africa	—	—	2	8	1	—	—	11	—	—
Africa	686	38	11	8	7	—	128	878	858	1,022
NGM	960	8	13	10	3	2	172	1,168	1,274	918
Nevada	960	8	13	10	3	2	172	1,168	1,274	918
Corporate and Other	—	—	94	181	1	—	22	298	—	—
Total Gold	$4,628	$ 159	$174	$223	$105	$ 47	$ 924	$6,260	5,897	$ 1,062
Gold equivalent ounces - other metals[12]										
Peñasquito	$ 664	$ 9	$ 2	$ 1	$ 11	$115	$ 106	$ 908	1,100	$ 824

Annex A

YEAR ENDED DECEMBER 31, 2021	COSTS APPLICABLE TO SALES[1][2][3]	RECLAMATION COSTS[4]	ADVANCED PROJECTS, RESEARCH AND DEVELOPMENT AND EXPLORATION[5]	GENERAL AND ADMINISTRATIVE	CARE AND MAINTENANCE AND OTHER EXPENSE, NET[6][7][8]	TREATMENT AND REFINING COSTS	SUSTAINING CAPITAL AND LEASE RELATED COSTS[9][10]	ALL-IN SUSTAINING COSTS	OUNCES (000) SOLD	ALL-IN SUSTAINING COSTS PER OZ.[11]
Other North America	—	—	—	2	—	—	—	2	—	—
North America	664	9	2	3	11	115	106	910	1,100	826
Boddington	143	2	1	—	—	7	19	172	158	1,098
Other Australia	—	—	—	1	—	—	1	2	—	—
Australia	143	2	1	1	—	7	20	174	158	1,112
Corporate and Other	—	—	14	32	—	—	3	49	—	—
Total Gold Equivalent Ounces	$ 807	$ 11	$ 17	$ 36	$ 11	$122	$ 129	$1,133	1,258	$ 900
Consolidated	$5,435	$ 170	$191	$259	$116	$169	$1,053	$7,393		

[1] Excludes *Depreciation and amortization* and *Reclamation and remediation*.

[2] Includes by-product credits of $194 and excludes co-product revenues of $1,679.

[3] Includes stockpile and leach pad inventory adjustments of $16 at CC&V, $18 at Yanacocha and $11 at NGM.

[4] Reclamation costs include operating accretion and amortization of asset retirement costs of $79 and $91, respectively, and exclude accretion and reclamation and remediation adjustments at former operating properties and historic mining operations that have entered the closure phase and have no substantive future economic value of $52 and $1,715, respectively.

[5] *Advanced projects, research and development* and *Exploration* excludes development expenditures of $9 at CC&V, $4 at Porcupine, $3 at Éléonore, $5 at Peñasquito, $5 at Other North America, $12 at Yanacocha, $6 at Merian, $9 at Cerro Negro, $34 at Other South America, $19 at Tanami, $16 at Other Australia, $17 at Ahafo, $6 at Akyem, $17 at NGM and $10 at Corporate and Other, totaling $172 related to developing new operations or major projects at existing operations where these projects will materially benefit the operation.

[6] *Care and maintenance* includes $8 at Tanami of cash care and maintenance costs associated with the site temporarily being placed into care and maintenance or operating at reduced levels in response to the COVID-19 pandemic, during the period ended December 31, 2021 that we would have continued to incur if the site was not temporarily placed into care and maintenance.

[7] *Other expense, net* includes incremental COVID-19 costs incurred as a result of actions taken to protect against the impacts of the COVID-19 pandemic at our operational sites of $23 for North America, $46 for South America, $8 for Australia and $5 for Africa, totaling $82.

[8] *Other expense, net* is adjusted for impairment of long-lived and other assets of $25, settlement costs of $11, restructuring and severance costs of $11 and incremental costs incurred relating to the COVID-19 pandemic of $5.

[9] Includes sustaining capital expenditures of $309 for North America, $127 for South America, $228 for Australia, $125 for Africa, $171 for Nevada, and $25 for Corporate and Other, totaling $985 and excludes development capital expenditures, capitalized interest and the change in accrued capital totaling $668. The following are major development projects: Pamour, Yanacocha Sulfides, Quecher Main, Cerro Negro expansion projects, Tanami Expansion 2, Power Generation Civil Upgrade, Subika Mining Method Change, Ahafo North, Goldrush Complex and Turquoise Ridge 3rd shaft.

[10] Includes finance lease payments for sustaining projects of $68 and excludes finance lease payments for development projects of $41.

[11] Per ounce measures may not recalculate due to rounding.

[12] Gold equivalent ounces is calculated as pounds or ounces produced multiplied by the ratio of the other metals price to the gold price, using Gold ($1,200/oz.), Copper ($2.75/lb.), Silver ($22.00/oz.), Lead ($0.90/lb.) and Zinc ($1.05/lb.) pricing for 2021.

Cautionary Statements and Endnotes— Annex A-2

Note Regarding Reserves and Resources: Reserves and Resources are utilized as compensation performance measures in connection with the annual Company Performance Bonus calculation.

Proven and Probable reserves are based on extensive drilling, sampling, mine modeling and metallurgical testing from which we determine economic feasibility. The price sensitivity of reserves depends upon several factors including grade, metallurgical recovery, operating cost, waste-to-ore ratio and ore type. Metallurgical recovery rates vary depending on the metallurgical properties of each deposit and the production process used. The reserve tables included in this release list the average metallurgical recovery rate for each deposit, which takes into account the assumed processing methods. The cut-off grade, or lowest grade of material considered economic to process, varies with material type, price, metallurgical recoveries, operating costs and co- or by-product credits. The Proven and Probable reserve figures presented herein are estimates based on information available at the time of calculation. No assurance can be given that the indicated levels of recovery of gold, silver, copper, lead, zinc and molybdenum will be realized. Ounces of gold and silver or tonnes of copper, zinc, lead, or molybdenum included in the Proven and Probable reserves are those contained prior to losses during metallurgical treatment. Reserve estimates may require revision based on actual production. Market fluctuations in the price of gold, silver, copper, zinc, lead, or molybdenum, as well as increased production costs or reduced metallurgical recovery rates, could render certain Proven and Probable reserves containing relatively lower grades of mineralization uneconomic to exploit and might result in a reduction of reserves.

The Measured, Indicated, and Inferred resource figures presented herein are estimates based on information available at the time of calculation and are exclusive of reserves. A "Mineral Resource" is a concentration or occurrence of solid material of economic interest in or on the Earth's crust in such form, grade, or quality and quantity that there are reasonable prospects for economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling. Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories. Ounces of gold and silver or tonnes of copper, zinc, lead, and molybdenum included in the Measured, Indicated and Inferred resources are those contained prior to losses during metallurgical treatment. Market fluctuations in the price of gold, silver, copper, zinc, lead and molybdenum, as well as increased production costs or reduced metallurgical recovery rates, could change future estimates of resources.

See the Company's Annual Report on Form 10-K for the "Proven and Probable Reserve" tables prepared in compliance with the SEC's Regulation S-K 1300 and the "Risk Factors" section for risks relating to reserve and resource estimates and the Company's business, available at www.newmont.com and on www.sec. gov. Proven and Probable reserves disclosed at December 31, 2021 have been prepared in accordance with the new Regulation S-K 1300 requirements of the SEC; whereas Proven and Probable reserves disclosed at December 31, 2020 have been prepared in accordance with the SEC's Industry Guide 7 ("IG7"). Our historical methodology applied to the prior year of estimating reserves was not significantly impacted as a result of the change from IG7 to S-K 1300, therefore we believe the amounts presented at December 31, 2021 and 2020, under the respective methodologies, are comparable.

Note Regarding Forward-Looking Statements: Forward-looking statements may appear in this proxy statement. Certain statements, other than purely historical information, including estimates, projections, statements relating to our plans, objectives and expected results, and the assumptions upon which those statements are based, are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements generally are identified by the words "believe," "project," "expect," "anticipate," "estimate," "intend," "strategy," "future," "opportunity," "plan," "target," "may," "should," "will," "would," "will be," "will continue," "will likely result," and similar expressions. Forward-looking statements

in this proxy statement may include, without limitation, estimates of outlook, including expected financial and operating results, expectations regarding full potential savings, value creation, synergies and other efficiencies, expectations regarding project execution including without limitation IRR, expectations regarding portfolio optimization, investments or divestitures, expectations regarding future mineralization, expectations regarding future share repurchases, future dividends, annualized dividends, dividend framework, yield and payment levels, and expectations regarding COVID-19. Forward-looking statements are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from the forward-looking statements. A detailed discussion of risks and uncertainties that could cause actual results and events to differ materially from such forward-looking statements is included in the section titled "Risk Factors" of our Form 10-K for the year-ended December 31, 2021 filed with the SEC, available on the SEC website or www.newmont.com. The Company undertakes no obligation to update or revise publicly any forward-looking statements.

Note Regarding Future Dividends. Future dividends, including 2022 dividends and beyond, have not yet been approved or declared by the Board of Directors. Management's expectations with respect to future dividends and the dividend framework are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are intended to be covered by the safe harbor created by such sections and other applicable laws. Investors are cautioned that such statements with respect to future dividends are non-binding. The declaration and payment of future dividends remain at the discretion of the Board of Directors and will be determined based on Newmont's financial results, balance sheet strength, cash and liquidity requirements, future prospects, gold and commodity prices, and other factors deemed relevant by the Board. The Board of Directors reserves all powers related to the declaration and payment of dividends. Consequently, in determining the dividend to be declared and paid on the common stock of the Company, the Board of Directors may revise or terminate the payment level at any time without prior notice. As a result, investors should not place undue reliance on such statements.

Note Regarding Share Repurchase Program. In January 2021, the Company announced a stock repurchase program for up to $1 billion of common equity. The program will be executed at the Company's discretion, utilizing open market repurchases to occur from time-to-time throughout the authorization period, which is now scheduled to expire on December 31, 2022. The extent to which the Company repurchases its shares, and the timing of such repurchases, will depend upon a variety of factors, including trading volume, market conditions, legal requirements, business conditions and other factors. The repurchase program may be discontinued at any time, and the program does not obligate the Company to acquire any specific number of shares of its common stock. As such, no guarantees can be made with respect to the impact of the authorized program.

Note regarding World-class asset. World-class asset as used herein is defined as +500k GEO's/year consolidated; <$900/oz AISC, mine life >10 years in countries classified in the A and B rating ranges for each of Moody's, S&P and Fitch. Our nine world-class assets in top tier jurisdictions include Yanacocha Sulfides which is included in Newmont's outlook but remain subject to Board approval in the future.

Note regarding Gold equivalent ounces (GEOs). GEOs as used in the 2020 financial highlights was calculated as pounds or ounces produced multiplied by the ratio of the other metal's price to the gold price, using Gold ($1,200/oz.), Copper ($2.75/lb.), Silver ($16/oz.), Lead ($0.95/lb.), and Zinc ($1.20/lb.) pricing.

Third-Party Data. Where indicated, this document contains data provided by a third-party source. Third party providers generally state that the data contained therein have been obtained from sources believed to be reliable, but that there is no guarantee of the accuracy or completeness of such data. While Newmont believes that such information has been prepared by a reputable source, Newmont has not independently verified the data contained therein. Accordingly, undue reliance should not be placed on any of the industry, market or competitive position data.

Intentionally Left Blank

Intentionally Left Blank



Newmont Corporation
6900 E Layton Avenue, Suite 700
Denver, Colorado 80237 USA
303.863.7414

www.newmont.com